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As filed with the Securities and Exchange Commission on October 5, 2005.

Registration Statement No. 333-126499

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Golden Energy Marine Corp.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Golden Energy Marine Corp. Attention: Dale Ploughman 2 Gamma Street 167 77 Elliniko, Athens Greece (011)(30) 210 894-5110 (Address and telephone number of Registrant's principal executive offices)		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)	William J. Whelan, III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 (telephone number) (212) 474-3700 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 5, 2005

7,500,000 Shares

Golden Energy Marine Corp.

Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $19.00 and $21.00 per share. Our common stock has been approved for quotation on The Nasdaq National Market under the symbol "SHIP."

        We are selling 7,500,000 shares of common stock. The underwriters have an option to purchase a maximum of 1,125,000 additional shares of common stock from the selling shareholders to cover over-allotments of shares. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Golden Energy Marine Corp.
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                        , 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Jefferies & Company, Inc.
Fortis Securities LLC
FBB First Business Bank	P&K Securities S.A.

The date of this prospectus is                  , 2005.

# GOLDEN

GOLDEN ENERGY

GOLDEN ENERGY

GOLDEN ENERGY

# ENERGY

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

        Until            , 2005 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

ENFORCEABILITY OF CIVIL LIABILITIES

        Golden Energy Marine Corp. is a Marshall Islands company and our executive offices are located outside of the U.S. All of our directors, officers and some of the experts named in this prospectus reside outside the U.S. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the U.S. As a result, you may have difficulty serving legal process within the U.S. upon us or any of these persons. You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

        Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (2) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the U.S. predicated on U.S. federal or state securities laws.

INDUSTRY

        Clarkson Research Services Limited, or CRS, has provided us with industry statistical data that we use in the discussion of the shipping industry contained in the sections of this prospectus entitled "The International Tanker & Drybulk Carrier Industry" and "Business." We believe that the statistical information supplied by CRS is accurate in all material respects and we have relied upon it for purposes of this prospectus. CRS has advised us that the statistical information contained herein is drawn from its internal database and other sources. CRS has advised us that:

  •
  some information in CRS' database is derived from estimates or subjective judgments;

  •
  the information in the databases of other maritime data collection agencies may differ from the information in CRS' database;

  •
  while CRS has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors;

  •
  CRS, its agents, officers and employees cannot accept liability for any loss suffered in consequence of reliance on such information or in any other manner; and

  •
  the provision of such data, graphs and tables does not obviate the need to make appropriate further inquiries.

ii

PROSPECTUS SUMMARY

        This section summarizes some of the information and financial statements that appear later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information and financial statements that appear later in this prospectus. We use the term deadweight tons, or dwt, in describing the size of our drybulk carriers, which are also commonly referred to as drybulk vessels, and tankers.

        Unless we specify otherwise, all references and data in this prospectus to our business, our vessels and our fleet refer to our fleet of 21 vessels that we will own shortly after the closing of this offering, including nine Panamax drybulk carriers that we have agreed to acquire from an affiliate with the net proceeds from this offering and our new secured credit facility and one tanker of which we intend to take delivery upon completion of its construction following the closing of this offering. Unless the context otherwise requires, when used in this prospectus, the terms "Golden Energy," the "Company," "we," "our" and "us" refer to Golden Energy Marine Corp. and its consolidated subsidiaries. References to "combined" financial data include the nine vessel owning companies that we have agreed to acquire with the net proceeds of this offering and our new secured credit facility. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars.

Our Company

        We are a newly-formed international shipping company that was formed to transport a variety of drybulk commodities, crude oil and petroleum products. Following our incorporation in February 2005, companies owned by our existing shareholders contributed to us all of the issued and outstanding stock of three Marshall Islands holding companies in exchange for all our issued and outstanding stock. These three holding companies own, through 12 separate vessel owning subsidiaries, our 11 current vessels, consisting of two Suezmax tankers, five Panamax product tankers and four Handymax product tankers, and one Panamax product tanker that is under construction.

        Following delivery to us later this year of nine Panamax drybulk carriers, which we (through our newly-formed intermediate holding company, Grand Prix Corp., a Marshall Islands company) have agreed to acquire from our affiliate, Lincoln Finance Corp., or Lincoln, as well as the one tanker under construction, we will own and operate a diversified fleet of 21 vessels. This fleet will consist of nine Panamax drybulk carriers, two Suezmax crude oil tankers, six Panamax product tankers and four Handymax product tankers. We refer to all 21 of these vessels in this prospectus as "our fleet." We believe that our fleet is one of the youngest fleets in the world, with an average age of 4.1 years as of October 31, 2005. As of September 30, 2005, our fleet had an appraised value of approximately $1.0 billion.

        We intend to continue to grow the size of our fleet following this offering through timely and selective acquisitions of additional new and secondhand tankers, drybulk carriers and other types of vessels or through whole or partial fleet acquisitions that complement our business strategy and are accretive to earnings and dividends per share. We believe that the experience of our management team in locating and acquiring suitable vessels and fleets and managing our expansion to date will assist us in this process.

Our Fleet

        Our Drybulk Fleet.    We will use the net proceeds of this offering and our new secured credit facility to purchase secondhand a fleet of nine Panamax drybulk carriers from Lincoln, with a total capacity of approximately 660,000 dwt, for a purchase price of $290.1 million (subject to adjustment for net operating profits or losses during the period between August 31, 2005 and the delivery of the shares in the vessel owning companies to us). Lincoln paid $298.0 million for these drybulk carriers, which were part of the fleet it acquired from Malaysia International Shipping Corporation Berhad, or MISC, in December 2004. Lincoln has agreed to deliver these vessels to us within 14 days of the closing of this offering.

        Our drybulk carriers transport drybulk commodities on global trading routes, including from Australia and South America to the Far East. These drybulk commodities include major commodities such as coal, iron ore and grains as well as minor drybulk commodities such as steel, sugar and fertilizer. The average age of our drybulk carriers is approximately 8.9 years, compared to an average worldwide drybulk fleet industry age of 15 years (calculated for vessels above 10,000 dwt).

        Our Tanker Fleet.    Our tanker fleet consists of 12 vessels with a total capacity of approximately 946,000 dwt. Eleven of these vessels, consisting of two Suezmax crude oil tankers, four Handymax product tankers and five Panamax product tankers, are currently in operation. The remaining vessel, a Panamax product tanker, is currently under construction for us, with delivery expected by October 31, 2005. As of September 30, 2005, our tanker fleet had an appraised value of approximately $742.5 million.

        All the vessels in our tanker fleet are double hull in order to meet International Maritime Organization, or IMO, regulations banning all single hull tankers by 2010 or 2015 depending on the port or flag state. Currently, 38% of the worldwide tanker fleet is not double hull. Our product tankers, which are our Panamax and Handymax tankers, are generally used to transport refined petroleum products to consuming regions of the world, primarily the United States, Europe and Asia. Our product tankers are designed to transport several different refined petroleum products simultaneously in segregated cargo tanks that are coated with an epoxy-based paint that allows us to carry an array of petroleum products. These petroleum products typically include gasoline, jet fuel, kerosene, naphtha and heating oil. Our crude oil tankers, which are our Suezmax tankers, are used to transport crude oil typically from oil producing regions, such as West Africa and the Arabian Gulf, to refining regions located throughout the world. The average age of our tanker fleet is approximately 0.6 years, compared to a worldwide tanker fleet average of 11.7 years (calculated for vessels above 10,000 dwt).

        The table below provides some additional information about our fleet:

Tankers	Number		Average Size (dwt)	Average Age (Years)(1)	Cargo Type	Key Trading Routes	Daily Operating Expense(2)($)	Estimated Delivery Date
Suezmax	2		159,045	0.0	Crude oil	West Africa to U.S.; Arabian Gulf to Far East; and Black Sea to Mediterranean	4,800
Panamax product	6	*	70,500	0.7	Dirty/clean oil	Caribbean to U.S.; Arabian Gulf to Far East; and Continental Europe to U.S.	4,800	One Panamax tanker will be delivered by October 31, 2005.
Handymax product	4		51,315	0.8	Dirty/clean oil	Caribbean to U.S.; Continental Europe to U.S.; Cross Mediterranean, Singapore to Japan; and Arabian Gulf to East or West	4,200
Tankers	Total Number	Total Approx. Size (dwt)
	12	946,347
Drybulk Carriers	Number	Average Size (dwt)	Average Age(1)	Cargo Type	Key Trading Routes	Daily Operating Expense(2)($)	Estimated Delivery Date
Panamax	9	73,310	8.9	Coal, iron ore, grains	Transpacific; Continental Europe to Far East; and Transatlantic	4,000	14 days after the closing of this offering.
Drybulk Carriers	Total Number	Total Approx. Size (dwt)
	9	659,787
Total Fleet*	21	1,606,134	4.1

(1)
The average age of our fleet on October 31, 2005 will be 4.1 years. Consistent with shipping industry practice, vessel ages are calculated on a calendar year basis and newly built vessels are considered to be zero years old for the duration of the calendar year during which they are delivered.

(2)
Management estimates, which include a daily management fee of $515 per vessel and vessel operating expenses. Daily operating expenses do not apply to the one Panamax tanker currently under construction.

  *This number includes the one Panamax tanker that will be delivered by October 31, 2005.

Corporate Information

        We maintain our principal executive offices at 2 Gamma Street, 167 77 Elliniko, Athens, Greece. Our telephone number at that address is (011) (30)(210) 894 5110.

Chartering Strategy

        Our strategy is to deploy our two Suezmax tankers and 50% of the rest of our fleet in the spot market and the other 50% of our fleet under period charters of at least one year. We will continually monitor developments in the shipping industry and make charter-related decisions based on market conditions and our cash needs. We historically have operated our vessels in both the spot market, which allows us to take advantage of potentially higher market rates, and under period charters, which allows us to manage our cash flows and achieve the high utilization rates that are associated with longer-term fixed employment under period charters. We intend to continue to operate some of our vessels in the spot market and some of our vessels under period charters. We believe that this balanced approach to chartering will provide us with relatively stable revenue streams while enabling us to participate in favorable market developments.

Industry Trends

        The maritime shipping industry is fundamental to international trade because it is the only practicable and cost-effective means of transporting large volumes of many essential commodities and finished goods. It is a global industry whose performance is closely tied to the level of economic activity in the world. Since the fourth quarter of 2002, the shipping industry has experienced relatively high charter rates and vessel values due to the favorable imbalance between the supply of and demand for ships.

        We believe that this favorable trend is likely to continue for the following reasons:

        Supply:

  •
  shipyards in Asia are fully booked until 2008, limiting the number of new vessels that will enter the market in coming years;

  •
  increasingly stringent regulations, such as those that require the phase-out of single hull tankers, will continue to compel the retirement of vessels before the end of their physical useful lives; and

  •
  port congestion worldwide has reduced the net supply of available vessels, and contributed to the imbalance of supply and demand.

        Demand:

  •
  in general, increasing global production and consumption and international trade have driven the strong demand for ships;

  •
  demand for oil tankers, as measured by the amount of oil transported in tankers multiplied by the distance over which the oil is carried, has been growing due to increased demand for oil in regions that are remote from most of the oil-producing nations;

  •
  demand for product tankers has increased as refined products such as gasoline, kerosene and jet fuel are produced at further distances from consuming regions; and

  •
  China and India have helped drive demand for drybulk carriers as they continue to:

  •
  expand iron ore imports and steel production;

  •
  become net importers of coal; and

  •
  increase their grain inventories.

        However, vessel charter rates and values have historically been extremely volatile and are affected by numerous variables including demand for liquid and bulk commodities, many of which are outside of our control. We cannot predict or offer assurances as to charter rates or vessel values in any period or that the industry trends described above will continue following the closing of this offering.

Our Competitive Strengths

        We believe that we possess a number of competitive strengths in our industry:

  •
  Diverse fleet.    Our fleet's diversity in size, product, trade routes and pricing helps us to minimize the effects of volatility in the drybulk and tanker sectors, provide our customers with a variety of shipping options, and maximize our fleet utilization.

  •
  Modern, well-maintained fleet.    We have a modern, high quality and well-maintained fleet. This provides us with a competitive advantage in securing employment for our vessels, reduced maintenance and operating costs and reduced down time on our vessels.

  •
  Strong customer relationships.    Our senior management team has established and maintained relationships with, and has achieved acceptance by, leading charterers, major national and private industrial users, commodity producers and traders around the world.

  •
  Experienced management team.    Our Chief Executive Officer, Dale Ploughman, has more than 40 years of experience in the shipping industry. In addition, as of the closing of this offering, our five senior executive officers and key employees will have more than 370 combined years of experience in the shipping industry.

  •
  Efficient and dependable vessel operations.    Our fleet manager, Enterprises Shipping and Trading S.A., or EST, an affiliate of ours, has established its reputation as an efficient and dependable fleet manager. EST is the first and only shipping company to receive the "EFQM Committed to Excellence in Europe" award given by the European Foundation of Quality Management.

  •
  Uniform fleet consisting of five groups of sister ships.    Our tankers fall within three groups of sister ships and our drybulk carriers fall within two groups of sister ships. Sister ships are designed and built upon similar design specifications and, therefore, use substantially the same parts and equipment.

Our Business Strategy

        We focus our business strategy on employing our modern, diversified fleet in both the spot market and on period charters in a manner that maintains our financial flexibility and produces attractive cash flow. The principal elements of our business strategy consist of:

  •
  Paying dividends out of available cash.    We currently intend to pay regular cash dividends on a quarterly basis, beginning with an estimated dividend of $0.48 per share which we intend to declare in January 2006 (based on our operations for the full fourth quarter of 2005), subject to applicable law and the limitations discussed in "Dividend Policy" below. The declaration and payment of dividends will be subject to the discretion of our board of directors.

  •
  Maintaining a diversified fleet and fleet expansion through acquisitions.    We intend to maintain a diversified fleet of drybulk carriers and tankers. We intend to grow our fleet through timely and selective acquisitions of vessels and whole or partial fleets when the acquisition fits within our growth strategy.

  •
  Maintaining financial flexibility.    We intend to pursue a financial strategy that maximizes our flexibility. In addition to using free cash flow to pay dividends, we plan to maintain a reserve for growth and to limit our outstanding indebtedness to readily serviceable levels.

  •
  Balanced fleet employment.    We intend to actively and strategically employ our fleet between period charters of at least one year and spot charters.

Our Fleet Management

        We provide our own commercial management services for each of our vessels on an exclusive basis. Commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting and freight invoicing. Our affiliate, EST, is the technical manager of our vessels pursuant to separate ship management agreements with each of our vessel owning subsidiaries.

EST provides comprehensive ship management services, including technical supervision such as repairs, maintenance and inspections, monitoring safety and quality, providing crewing and training (through affiliates), as well as supply provisioning.

        The ship management business of EST was established in 1973 by Stamatis Restis. EST supervises the operation of a diversified fleet of approximately 80 vessels with over 5,000,000 dwt, and we believe it is a leading provider of quality and efficient ship management services to vessel owners in each of the drybulk, tanker and reefer sectors. EST has obtained documents of compliance for its office and safety management certificates for the vessels under its management as required by the ISM Code. EST is compliant with ISO 9001 and 14001, the International Organization for Standardization's quality and environmental management standards, respectively. EST is the first and only shipping company in the world to receive the "EFQM Committed to Excellence in Europe" award given by the European Foundation of Quality Management. In addition, the managing director of EST was named the "European Quality Leader 2005."

Our Dividend Policy

        Our board of directors has adopted a dividend policy, effective upon the closing of the offering, which reflects an intention to distribute the majority of our operating cash flow to shareholders as regular quarterly dividends, while retaining a portion of cash flow for reinvestment in the business. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions that we believe to be accretive to earnings and cash flow, debt repayment and dry docking costs, as determined by management and the board of directors. This policy reflects our judgment that, by retaining a portion of cash flow in our business, we can provide better value to our shareholders by enhancing our dividend paying capacity over the long-term.

        On the basis of our existing operations, we intend to declare our first dividend of $0.48 per share in January 2006, based on our operations for the full fourth quarter of 2005. Thereafter, we intend to pay dividends on a quarterly basis.

        Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because Golden Energy Marine Corp. is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends will depend on the earnings and cash flow of its subsidiaries and their ability to pay dividends to it. If there is a substantial decline in the tanker or drybulk charter markets, our earnings will be negatively affected, thereby limiting our ability to pay dividends. We refer you to "Risk Factors—Company Specific Risk Factors—We cannot assure you that we will pay dividends" for a discussion of the risks related to our ability to pay dividends.

The Offering

Common stock offered by us	7,500,000 shares
Underwriters' over-allotment option	1,125,000 shares
Common stock to be outstanding immediately after this offering	36,500,000 shares
Use of proceeds
We expect to use the net proceeds of this offering and our new secured credit facility to acquire nine Panamax drybulk carriers for their appraised value, subject to adjustments, from an affiliate and for general corporate purposes. See "Use of Proceeds."
We will not receive any of the proceeds from the sale of our common stock by the selling shareholders if the underwriters' over-allotment option is exercised.
Dividend policy
Subject to the discretion of our board of directors, we intend to pay quarterly dividends to the holders of our common stock each year representing the majority of our operating cash flow while retaining a portion of our cash flow for reinvestment.
Nasdaq National Market listing	Our shares of common stock have been approved for quotation on The Nasdaq National Market under the symbol "SHIP."
Risk factors
Investment in our common stock involves substantial risks. You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

        Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

  •
  gives effect to a 57,999-for-1 stock split of our common stock, which was effected on July 14, 2005;

  •
  assumes that our underwriters do not exercise the over-allotment option; and

  •
  assumes no issuance of any of the 370,000 shares of common stock reserved for issuance under our equity incentive plan.

Risk Factors

        Investing in our common stock involves substantial risks. These risks include, among others:

  •
  We cannot assure you that we will be able to pay dividends in the future.    Our ability to pay dividends will depend on, among other things, our earnings, our cash requirements and cash reserves, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in existing or future loan agreements.

  •
  Charter rates in the tanker and drybulk sectors are at relatively high levels and may decrease in the future, which may adversely affect our earnings.    If we are required to negotiate and enter into new charters when charter hire rates are low, our earnings will be adversely affected.

  •
  This is our initial public offering and there is no public market for our common stock.    We cannot assure you that a trading market for our common stock will develop or that you will be able to sell your stock in the future.

  •
  Our vessels are at risk of being damaged due to operational risks that may lead to unexpected drydocking costs, which may adversely affect our earnings.    Our vessels and their cargoes are at risk of being damaged or lost because of events we cannot control, such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. Although we insure our vessels against those types of risks commonly insured against by vessel owners and operators, we cannot assure you that we are adequately insured against all risks.

        This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the additional factors set forth in the section of this prospectus entitled "Risk factors" beginning on page 12.

SUMMARY COMBINED FINANCIAL AND OTHER DATA

        The following table sets forth summary combined financial data and other operating data of Golden Energy Marine Corp. and its subsidiaries and affiliates. The summary combined statement of operations data for each of the years in the three-year period ended December 31, 2004, and the summary combined balance sheet data as of December 31, 2003 and 2004, have been derived from our audited combined financial statements, which are included elsewhere in this prospectus. The summary combined balance sheet data as of December 31, 2002, have been derived from our unaudited combined balance sheet as of December 31, 2002, which is not included in this prospectus. The summary combined financial data and other operating data as of and for the six months ended June 30, 2004 and 2005 are derived from our unaudited combined financial statements, which are included elsewhere in this prospectus. We have prepared our unaudited combined financial statements on the same basis as our audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary combined financial and operating data as of and for the six months ended June 30, 2005 is not necessarily indicative of the results that may be obtained for the full 2005 fiscal year.

        The financial and other information set forth below may not contain all of the financial information that you should consider when making an investment decision. You should carefully read our financial statements, including the related footnotes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus for additional financial information about us and the basis upon which our financial statements are presented. In accordance with standard shipping industry practice, Lincoln did not obtain historical operating data from the sellers for the vessels that it acquired because that data was not material to the decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before Lincoln acquired them. Please see the discussion of "Lack of Historical Operating Data for Vessels before Their Acquisition" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,			Six Month Period Ended June 30,
	2002	2003	2004	2004	2005
	(In thousands of U.S. dollars, except Fleet Data and Average Daily Results)
Statement of Operations Data
Vessel revenue	$—	$3,265	$39,925	$9,930	$79,055
Operating income	(109)	1,055	23,711	4,604	46,490
Net (loss) income	(109)	1,029	22,465	4,411	40,905
Balance Sheet Data (at period end)
Cash and cash equivalents	$4	$917	$22,007		$20,524
Total current assets	6	2,669	28,625		37,927
Current portion of long-term debt	—	1,699	37,925		103,357
Long-term debt, net of current portion	—	23,781	107,343		362,155
Total combined shareholders' equity	28,052	59,659	121,251		166,721
Other Financial Data
Net cash provided by operating activities	$141	$2,060	$27,329	$8,041	$48,907
Net cash used in investing activities	(28,298)	(57,078)	(184,983)	(104,173)	(362,218)
Net cash provided by financing activities	28,161	55,931	178,744	100,558	311,828
EBITDA(1)	(109)	1,636	27,957	5,698	57,205

	Year Ended December 31,			Six Month Period Ended June 30,
	2002	2003	2004	2004	2005
Fleet Data
Average number of vessels(2)	—	0.4	3.6	1.8	13.8
Total voyage days for fleet(3)	—	151	1,295	321	2,420
Total calendar days for fleet(4)	—	159	1,306	328	2,493
Fleet utilization(5)	—	95%	99%	98%	97%
Average Daily Results
Time charter equivalent(6)	—	$18,298	$25,965	$24,037	$27,782
Daily vessel operating expenses(7)	—	3,226	3,340	4,558	3,349
Daily management fees	—	2,818	764	1,122	553
Daily general and administrative expenses(8)	—	1,019	216	366	136
Total daily vessel operating expenses(9)	—	4,245	3,556	4,924	3,485

1.
EBITDA represents net income before interest, taxation, depreciation and amortization. EBITDA is included in this prospectus because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our liquidity, investors should use EBITDA in addition to, and not as an alternative for, net cash from operating activities as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management's discretionary use, as it does not consider certain cash requirements such as tax payments and debt service requirements.

  The following table reconciles net cash from operating activities, as reflected in the combined statements of cash flows, to EBITDA:

	Year Ended December 31,			Six Month Period Ended June 30,
	2002	2003	2004	2004	2005
	(In thousands of U.S. dollars)
Net Cash from Operating Activities	141	2,060	27,329	8,041	48,907
Net increase in current assets and due from a related party	2	1,750	5,706	836	12,105
Net (increase) decrease in current liabilities, excluding current portion of long-term debt, net of effect of the fair value of the cash flow hedges	(252)	(2,191)	(6,268)	(3,325)	(8,700)
Interest and finance costs, net of interest income	—	22	1,220	158	5,626
Amortization and write-off of deferred financing costs included in net interest expense	—	(5)	(30)	(12)	(733)
EBITDA	(109)	1,636	27,957	5,698	57,205
2.
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

3.
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

4.
Calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

5.
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

6.
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

7.
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

8.
Daily general and administrative expenses is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

9.
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

RISK FACTORS

        Any investment in our common stock involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our stock. Any of these risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. As a result of any of these risks, you may lose all or part of your investment.

Industry Specific Risk Factors

The international tanker and drybulk shipping sectors are cyclical and volatile, and this may lead to reductions and volatility in our charter rates, vessel values and results of operations

        The oceangoing shipping industry is both cyclical and volatile. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities internationally carried by water. The factors affecting the supply and demand for vessels and supply and demand for commodities are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

        The factors that influence demand for oceangoing vessel capacity include:

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  supply and demand for drybulk products;

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  the distance drybulk products are to be moved by sea;

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  demand for petroleum products and oil;

  •
  changes in oil production and refining capacity;

  •
  the location of regional and global oil refining facilities that affect the distance that petroleum products and oil are to be moved by sea;

  •
  the globalization of manufacturing;

  •
  global and regional economic and political conditions;

  •
  changes in global production of drybulk cargoes;

  •
  developments in international trade;

  •
  changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

  •
  environmental and other regulatory developments;

  •
  currency exchange rates; and

  •
  weather.

        The factors that influence the supply of oceangoing vessel capacity include:

  •
  the number of newbuilding deliveries;

  •
  the scrapping rate of older vessels;

  •
  the price of steel;

  •
  changes in environmental and other regulations that may limit the useful life of vessels;

  •
  the number of vessels that are out of service; and

  •
  port or canal congestion.

Charter rates in the drybulk and tanker sectors may decrease in the future, which may adversely affect our earnings

        Charter rates for both the tanker and drybulk sectors have recently been at historically high levels. If the drybulk or tanker sector rates, which have been highly cyclical and are currently below 2004 rates, do not maintain these relatively high levels in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow will be adversely affected. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon continued economic growth in China's, India's and the rest of the world's economy, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations and ability to pay dividends.

The tanker sector is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources

        We employ our tankers in a highly competitive sector that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of petroleum products and oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than we have could operate larger fleets than our fleet and, thus, may be able to offer lower charter rates and higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain our current customers or attract new customers.

Our operating results from our fleet is subject to seasonal fluctuations, which may adversely affect our operating results and ability to pay dividends

        Currently, our fleet consists of drybulk carriers and tankers. We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, we expect our revenues to be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, we expect our revenues to be stronger in fiscal quarters ended December 31 and March 31. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income

        Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

        As a result of accidents, such as the oil spill in November 2002 relating to the loss of the m.t. Prestige, a 26-year old single hull product tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a materially adverse impact on our financial condition, results of operations and ability to pay dividends.

        The operation of our vessels is affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

        Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit liability is also forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

        The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel), in U.S. waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.

        We currently maintain, for each of our vessels, pollution liability coverage insurance of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely hurt us.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business

        International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

        It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Our vessels are at risk of being damaged due to operational risks that may lead to unexpected drydocking costs, which may adversely affect our earnings

        Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. All these hazards can result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting.

        If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to steam to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business

        The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with Bureau Veritas or Det Norske Veritas, each of which is a member of the International Association of Classification Societies.

        A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

        If any vessel does not maintain its class and/or fails any Annual Survey, Intermediate Survey or Special Survey, the vessel will be unable to trade between ports and will be unemployable, which would negatively impact our revenues, and we could be in violation of certain covenants in our loan agreements.

Maritime claimants could arrest our vessels, which could interrupt our cash flow

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

        In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

        A government of a vessel's registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our revenues and ability to pay dividends.

Terrorist attacks and international hostilities could affect our results of operations and financial condition

        Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

        Terrorist attacks, such as the October 2002 attack on the VLCC Limburg, a vessel not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally, and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations

        A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, and particularly in China or Japan, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Company Specific Risk Factors

We are dependent on spot charters in the volatile shipping markets

        Our strategy is to deploy our two Suezmax tankers and approximately 50% of the rest of our fleet in the spot market and the other 50% under period charters of at least one year. Although dependence on spot charters is not unusual in the shipping industry, the spot market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business if we are to succeed. Conversely, such dependence makes us vulnerable to declining market rates for spot charters. We cannot give assurances that future available spot charters will enable us to operate our vessels profitably.

        The majority of our vessels are currently operated in the spot market. The spot market is subject to volatile fluctuations while longer-term period charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates will affect the value of our fleet and will adversely affect our profitability and cash flows with the result that our ability to pay interest on our debt to our lenders and dividends to our shareholders could be impaired. If we cannot employ the vessels in our fleet on period charters or spot charters profitably, our results of operations, cash flow and ability to pay dividends will suffer.

Our earnings may be adversely affected if we do not successfully employ our vessels on period charters or take advantage of favorable opportunities in the current spot market

        We intend to employ approximately half of our vessels on period charters and half in the spot market. As of the date of this prospectus, four of our vessels were contractually committed to period charters. Although period charters provide relatively steady streams of revenue, our vessels committed to period charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable. While current charter hire rates for tankers are high, the market is volatile, and in the past charter hire rates for tankers have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when market prices have fallen, we may have to employ our vessels at depressed market prices, which would lead to reduced or volatile earnings. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings

        All of our drybulk carriers were purchased secondhand by an affiliate from a third party. In addition, our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we normally inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us, and accordingly, we may not discover defects or other problems with such vessels prior to purchase. If this were to occur, such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing vessels secondhand, we do not receive the benefit of any builder warranties from the builders if the vessels we buy are older than one year. We will not receive the benefit of any builder warranties from the builders of our drybulk carriers.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

        In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of November 2005, the average age of our drybulk fleet will be 8.9 years, the average age of our tanker fleet will be 0.6 years, and the average age of our fleet will be 4.1 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Moreover, cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

        Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may use the proceeds of this offering for general corporate purposes with which you may not agree

        If, due to factors outside of our control, Lincoln is unable to complete the sale of the nine Panamax drybulk carriers that we have agreed to acquire with the proceeds of this offering, we will have the discretion to apply the proceeds of this offering that we would otherwise have used to complete those acquisitions to working capital or for general corporate purposes with which you may not agree. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not use the proceeds of this offering to acquire some or all the nine Panamax drybulk carriers.

Because Golden Energy Marine Corp. is a newly-formed company with no separate operating history, our historical financial and operating data may not be representative of our future results

        Golden Energy Marine Corp. is a newly incorporated company with no separate operating history. The 11 tankers in our current fleet were delivered to 11 vessel owning companies that we acquired on February 28, 2005, from companies beneficially owned by our principal shareholders between 2003 and 2005. The combined financial statements included in this prospectus have been prepared using the combined historical carrying costs of the assets and liabilities, and reflect the historical business activities of these vessel owning companies. Our results of operations, financial position and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly-traded company with our current holding company structure. These combined financial statements also do not reflect the results we would have obtained under our current spot market charters, period charters and ship management agreements and, in any event, are not a meaningful representation of our future results of operations. Furthermore, these combined financial statements do not necessarily reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented.

We will depend on EST, a private company, or other third-party management companies to provide technical management of our fleet

        We intend to contract the technical management of our fleet, including crewing, maintenance and repairs to our affiliate, EST, or other third-party fleet management companies. We will need to seek approval from our lenders to change our technical manager. In addition, under our bylaws, we cannot change our technical manager without the consent of four-fifths of our entire board of directors. The loss of EST's services or its failure to perform its obligations under the ship management agreements could materially and adversely affect our business, results of operations, cash flows and financial condition. Although we may have rights against EST (or any subsequent third-party manager) if it defaults on its obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.

Fuel prices are currently at high levels and rising fuel prices may adversely affect our profits

        When our vessels are not under period charter, fuel is a significant operating expense for many of our shipping operations. The price and supply of fuel is unpredictable and fluctuates based on events we cannot control, such as geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, current fuel prices and any increases in these prices may adversely affect our profitability and competitiveness.

EST is a privately held company and there is little or no publicly available information about it

        The ability of EST to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair EST's financial strength. Because EST is privately held, it is unlikely that information about its financial strength would become public or available to us prior to any default by EST under the management agreements. As a result, an investor in our stock might have little advance warning of problems affecting EST, even though those problems could have a material adverse effect on us.

Companies affiliated with us may acquire vessels that compete with our fleet

        Companies affiliated with us may acquire tankers or additional drybulk carriers in the future. These vessels could be in competition with our fleet, and other companies affiliated with us might be faced with conflicts of interest with respect to their own interests and their obligations to us.

Certain conflicts of interest may adversely affect us

        Kostas Koutsoubelis, our Chairman and a director, is Chief Financial Director of one of our affiliates, director of another one of our affiliates and an employee of EST. Also, one of our principal shareholders is the principal shareholder of EST. Because the rest of our existing shareholders are related to this shareholder, that shareholder may acquire the ability to amend the terms of our existing fleet management agreements with EST to the benefit of the owners of EST and to the detriment of our other shareholders. Under our bylaws, we cannot change our technical manager without the consent of four-fifths of our entire board of directors, and our loan agreements do not permit us to change our technical manager without the banks' prior consent. In addition, most of our senior management was at one time or another employed by one of our affiliates. Although these directors and officers attempt to perform their duties within each company independently, in light of their past and present positions with such entities, these officers and directors may face conflicts of interest in selecting between our interests and those companies controlled by one or more of our principal shareholders. These conflicts may limit our fleet's earnings and adversely affect our operations.

We cannot assure you that we will pay dividends

        We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our loan agreements and those created by Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. There can be no assurance that we will pay any dividends.

        We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. We may also enter into new agreements or new legal provisions may be adopted that will restrict our ability to pay dividends. As a result, we cannot assure you that dividends will be paid with the frequency set forth in this prospectus or at all.

We may not be able to grow or effectively manage our growth

        A principal focus of our strategy is to grow by expanding our business. Our future growth will depend on a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

  •
  identify vessels for acquisition;

  •
  consummate acquisitions or joint ventures;

  •
  integrate acquired vessels successfully with our existing operations;

  •
  expand our customer base; and

  •
  obtain required financing for our existing and new operations.

        Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

Delays in deliveries of our vessels could harm our operating results and lead to the termination of related time charters

        We are scheduled to take delivery of one Panamax tanker upon completion of its construction following the closing of this offering and to acquire nine Panamax drybulk carriers within 14 days following the closing of this offering. The delivery of these vessels, or any secondhand vessels or newbuildings we have on order or may purchase or order in the future, could be delayed, which would delay our receipt of revenues in the spot market or under period charters for the vessels. If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to pay dividends.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels

        If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing credit facilities and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. For instance, if the market value of the vessels financed under our loan agreements declines below approximately 120-125% of the aggregate amount outstanding under our loan agreements, we will not be in compliance with certain provisions of those agreements, and we may not be able to refinance our debt or obtain additional financing. The market value of our fleet is currently above the minimum market value required by our loan agreements. Following the offering we expect to be able to continue to comply with all of these provisions. However, should our charter rates or vessel values materially decline in the future due to any of the reasons discussed in the risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these provisions. Events beyond our control, including changes in the economic and business conditions in the shipping sectors in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will satisfy this requirement or that our lenders will waive any failure to do so.

We may incur losses if we sell vessels following a decline in their market value

        If the market value of our vessels fluctuates significantly, we may incur losses when we sell vessels, which will adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities

        Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

  •
  incur additional indebtedness on satisfactory terms or at all;

  •
  incur liens on our assets;

  •
  sell capital stock of our subsidiaries;

  •
  make investments;

  •
  engage in mergers or acquisitions;

  •
  pay dividends (following an event of default or our breach of a covenant);

  •
  employ our vessels for periods greater than twelve months;

  •
  make capital expenditures;

  •
  compete effectively to the extent our competitors are subject to less onerous financial restrictions;

  •
  change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

  •
  sell our vessels.

        Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends

        In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to obtain credit facilities and access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

Golden Energy Marine Corp. is a holding company, which depends on the ability of its subsidiaries to distribute funds to it in order to satisfy its financial obligations or to make dividend payments

        Golden Energy Marine Corp. is a holding company and its subsidiaries, which are all wholly-owned by it either directly or indirectly, conduct all of its operations and own all of its operating assets. Golden Energy has no significant assets other than the equity interests in its wholly-owned subsidiaries. As a result, its ability to make dividend payments depends on its subsidiaries and their ability to distribute funds to it. If Golden Energy is unable to obtain funds from its subsidiaries, it may be unable or its board of directors may exercise its discretion not to pay dividends.

Our ability to obtain additional debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers

        The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected

        Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on EST to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot assure you that EST will be able to continue to hire suitable employees as we expand our fleet. If EST's crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations

        Our success depends to a significant extent upon the abilities and efforts of our management team. We intend to enter into employment contracts with our President and Chief Executive Officer, Dale Ploughman, and our Chief Financial Officer, Alexander Papageorgiou. Our success will depend upon our ability to hire and retain key members of our management team, including our Director of Chartering. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers.

Risks involved with operating oceangoing vessels could affect our business and reputation, which would adversely affect our revenues and stock price

        The operation of an oceangoing vessel carries inherent risks. These risks include the possibility of:

  •
  marine disaster;

  •
  piracy;

  •
  environmental accidents;

  •
  cargo and property losses or damage; and

  •
  business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

        Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel operator.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate others

        As is common in the shipping industry, we insure against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity ("P&I") associations, or clubs. We also procure hull and machinery insurance and war risk insurance for our fleet. There is no relationship between our P&I coverage through our P&I club memberships and our hull and machinery and war risk coverage through our insurance policies. We currently do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions that may increase our costs or lower our revenue.

        We cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our protection and indemnity insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenue.

We are subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them

        Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels through membership in P&I clubs. P&I clubs are mutual insurance clubs whose members must contribute to cover losses sustained by other club members. The objective of a P&I club is to provide mutual insurance based on the aggregate tonnage of a member's vessels entered into the club. Claims are paid through the aggregate premiums of all members of the club, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the club. Claims submitted to the club may include those incurred by members of the club, as well as claims submitted to the club from other P&I clubs with which our P&I club has entered into interclub agreements. We cannot assure you that the P&I clubs to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect our profitability.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

        We are an international company and conduct much of our operations outside the United States Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, laying of mines in waterways and other efforts to disrupt shipping in the area. For example, in October 2002, an unrelated vessel was attacked by terrorists in

Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

Existing shareholders, who will hold a majority of our common stock after this offering, will control us, which may limit your ability to influence our actions

        Existing shareholders will together own, directly or indirectly, a majority of the outstanding shares of our common stock after this offering whether or not the underwriters exercise their over-allotment option. The existing shareholders will have the power to exert considerable influence over our actions and will also have enough votes to elect our entire board of directors. We cannot assure you that the interests of the existing shareholders will coincide with the interests of other shareholders.

We may have to pay tax on United States source income, which would reduce our earnings

        Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and as such is subject to a four percent United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder in August of 2003.

        Both before and immediately after this offering, we expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after this offering and thereby become subject to United States federal income tax on our United States source income. In addition, changes in the Code, the Treasury regulations or the interpretation thereof by the Internal Revenue Service or the courts could adversely affect our ability to take advantage of the exemption under Section 883.

        If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a four percent United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders

        A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

        Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our period chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our period chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

        There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

        If the IRS were to determine that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations—United States Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. See "Tax Considerations—United States Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

        We generate all of our revenues in U.S. dollars, but in the year ended December 31, 2004, we incurred approximately 15.7% of our expenses in currencies other than U.S. dollars. We expect that portions of our future expenses will also be incurred in currencies other than the U.S. dollar, and that our revenues will be denominated in U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can result in increased expense and thereby decrease our revenues. For example, for the year ended December 31, 2004, the value of the U.S. dollar declined by 9.95% as compared to the euro. We have not hedged against these risks. Our operating results could suffer as a result.

An increase in interest rates could materially and adversely affect our financial performance

        At June 30, 2005, we had total long-term debt outstanding of $465.5 million, of which $358.9 million is floating rate debt. We use interest rate swaps to manage interest rate risk. As at June 30, 2005, our interest rate swap arrangements effectively fix the Company's interest rate exposure on $64.3 million of floating rate debt. Our maximum exposure to interest rate fluctuations is $294.6 million at June 30, 2005. Following the closing of this offering, we expect to have total long-term debt outstanding of $413.2 million. Of this amount, $308.9 million will be floating rate debt. We have entered into four interest rate swaps which fix the interest rate exposure on $84.0 million notional value of debt. Accordingly, following the closing of this offering, we expect that our outstanding long-term debt with exposure to interest rate fluctuations will be $224.9 million. If interest rates rise significantly, our results of operations could be materially adversely affected.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. For more information with respect to how shareholder rights under Marshall Islands law compares with shareholder rights under Delaware law, we refer you to our discussion under the heading "Marshall Islands Company Considerations."

Offering Specific Risks

There is no guarantee that an active and liquid public market for you to resell shares of our common stock will develop

        Prior to this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. If an active, liquid trading market does not develop, you may have difficulty selling any of our shares of common stock you buy. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

        The price of our common stock after this offering may be volatile, and may fluctuate due to factors such as:

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  mergers and strategic alliances in the shipping industry;

  •
  market conditions in the industry;

  •
  changes in government regulation;

  •
  shortfalls in our operating results from levels forecast by securities analysts;

  •
  announcements concerning us or our competitors;

  •
  the general state of the securities market; and

  •
  other developments affecting us, our industry or our competitors.

        The tanker and drybulk sectors of the shipping industry have been highly unpredictable and volatile. The market price for our common stock may also be volatile. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than those paid by you in this offering.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future

        If you purchase common stock in this offering, you will pay more for your shares of common stock than the amounts paid by existing shareholders for their shares. As a result, assuming an initial public offering price of $20.00 per share (representing the mid-point of the price range shown on the cover of this prospectus), you will incur immediate and substantial dilution of $11.73 per share, representing the difference between the assumed initial public offering price and our pro forma as adjusted net tangible book value per share as of August 31, 2005, after giving effect to this offering and our acquisition of nine Panamax drybulk carriers from affiliates. In addition, assuming the initial public offering price stated above, purchasers of our common stock in this offering will have contributed approximately 47.9% of the aggregate price paid by all purchasers of our common stock, but will own only approximately 20.5% of the shares outstanding after this offering. We refer you to the discussion under the heading "Dilution."

Future sales of shares could depress our stock prices

        Upon consummation of our offering, our existing shareholders will own 29,000,000 shares, or approximately 79.5%, of our outstanding common stock, which may be resold subject to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act of 1933, as amended, as a result of their status as our "affiliates." Furthermore, shares held by our existing shareholders will be subject to the underwriters' 180 day lock-up agreement. However, after the lock-up period expires, the existing shareholders will be able to register all of the shares of our common stock owned by them pursuant to a registration rights agreement. We refer you to the discussion under the heading "Shares Eligible for Future Sale" in this prospectus. Sales or the possibility of sales of substantial amounts of shares of our common stock by our existing shareholders in the public markets could adversely affect the market price of our common stock.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock

        Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

        These provisions include:

  •
  authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

  •
  providing for a classified board of directors with staggered, three-year terms;

  •
  prohibiting cumulative voting in the election of directors;

  •
  authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 60% of the outstanding shares of our capital stock entitled to vote for those directors;

  •
  prohibiting shareholder action by written consent;

  •
  prohibiting shareholders from being able to call special meetings of shareholders; and

  •
  establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

        These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

FORWARD-LOOKING STATEMENTS

        Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled "Risk Factors." These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, expect as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

  •
  future operating or financial results;

  •
  statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

  •
  statements about shipping market trends, including charter rates and factors affecting supply and demand;

  •
  our ability to obtain additional financing;

  •
  our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

  •
  our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

  •
  statements about general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;

  •
  changes in governmental rules and regulations or actions taken by regulatory authorities;

  •
  potential liability from future litigation; and

  •
  other factors discussed in the section titled "Risk Factors."

USE OF PROCEEDS

        We estimate the net proceeds to us of this offering will be approximately $139.8 million after deducting the underwriting discount and the estimated expenses related to this offering. These estimates are based on an assumed public offering price of $20.00 per share, which is the mid-point of the range shown on the cover of this prospectus.

        We intend to use the net proceeds of this offering and our new secured credit facility in the amount of $167.8 million to acquire (by way of purchase of the relevant vessel owning companies) nine Panamax drybulk carriers from Lincoln, a subsidiary of First Financial Corp., an affiliated company beneficially owned by our principal shareholders, at a purchase price of $290.1 million (subject to adjustment for net operating profits or losses during the period between August 31, 2005 and the delivery of the shares in the vessel owning companies to us) and for general corporate purposes. The purchase price for the nine companies is $290.1 million, based on the fair market value of each vessel owning company on August 31, 2005, based on "desk appraisals" (appraisals that do not involve a physical inspection) by three independent marine brokers. Lincoln has agreed to deliver these vessels to us within 14 days after the closing of this offering. Lincoln will use a portion of the purchase price to repay all of the approximately $276.7 million of debt outstanding with respect to the nine Panamax drybulk carriers and will deliver such vessels to us free of all debt other than minor debt incurred in connection with the operations of these vessels in the ordinary course of business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Related Party Transactions."

        If we do not use the proceeds to acquire any or all of the nine Panamax drybulk carriers, which could occur if the vessels suffered total loss prior to their delivery to us, we may use the proceeds of this offering for general corporate or working capital purposes. See "Risk Factors—Company Specific Risk Factors—We may use the proceeds of this offering for general corporate purposes with which you may not agree" for a discussion of the risks associated with our use of the proceeds.

        We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders if the underwriters' over-allotment option is exercised.

DIVIDEND POLICY

        Our board of directors has adopted a dividend policy, effective upon the closing of the offering, which reflects an intention to distribute the majority of our operating cash flow to shareholders as regular quarterly dividends, while retaining a portion of cash flow for reinvestment in the business. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions that we believe to be accretive to earnings and cash flow, debt repayment and dry docking costs, as determined by management and the board of directors. This policy reflects our judgment that by retaining a portion of cash flow in our business, we can provide better value to our shareholders by enhancing our dividend paying capacity over the long-term.

        On the basis of our existing operations and in accordance with our dividend policy, we intend to declare our first dividend of $0.48 per share in January 2006, based on our operations for the full fourth quarter of 2005. Thereafter, we intend to pay dividends on a quarterly basis.

        Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors. See "Risk Factors—Company Specific Risk Factors—We cannot assure you that we will pay dividends" for a discussion of the risks related to our ability to pay dividends.

CAPITALIZATION

        The following table sets forth our combined capitalization as of August 31, 2005, including the nine vessel owning companies that we have agreed to acquire:

  •
  on an actual basis;

  •
  on an adjusted basis after giving effect to (i) our incurrence of $40.0 million of new long-term debt prior to the closing of this offering to finance the delivery installment of the "Energy Champion" and the "Energy Chancellor"; (ii) our issuance and sale of 7.5 million shares of common stock in this offering at an assumed initial public offering price of $20.00 per share (representing the mid-point of the price range shown on the cover of this prospectus); (iii) our incurrence of $167.8 million of new long-term debt under our new secured credit facility in connection with our acquisition of the nine Panamax drybulk vessels; and (iv) the application of the net proceeds of this offering as described under "Use of Proceeds."

        There have been no significant adjustments to our capitalization since August 31, 2005, as so adjusted.

        You should read this table in conjunction with the combined financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

	At August 31, 2005
	Actual (unaudited)	As Adjusted (unaudited)
	(in thousands of U.S. dollars)
Debt*:
Current portion of long-term debt	$101,607	$5,183
Total long-term debt, net of current portion	381,965	409,483

Total debt	483,572	414,666

Shareholders' equity:
Preferred stock, $0.01 par value per share; 30,000,000 shares authorized; no shares issued or outstanding, actual; no shares issued or outstanding, as adjusted	—	—
Common stock, $0.01 par value per share; 300,000,000 shares authorized; 29,000,000 shares issued and outstanding, actual; 36,500,000 issued and outstanding, as adjusted	290	365
Capital contributions	123,853	263,528
Accumulated other comprehensive loss	(346)	(346)
Retained earnings	39,188	39,188

Total combined equity	162,985	302,735

Total capitalization	$646,557	$717,401

*
All of our debt is secured and unguaranteed by any person outside the combined group.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is in excess of the book value per share attributable to the existing shareholders for the presently outstanding common stock.

        As of August 31, 2005, we had a net tangible book value of $162.2 million, or $5.59 per share. On a pro forma basis, after giving effect to the sale of 7.5 million shares of common stock in this offering at an assumed initial public offering price of $20.00 per share (the mid-point of the range set forth on the cover of this prospectus) and after deducting the estimated underwriting discounts commissions and estimated offering expenses, the pro forma net tangible book value at August 31, 2005, would have been $301.9 million or $8.27 per share. This represents an immediate appreciation in net tangible book value of $2.68 per share to existing shareholders and an immediate dilution of net tangible book value of $11.73 per share to new investors. The following table illustrates the pro forma per share dilution and appreciation at August 31, 2005:

Assumed initial public offering price		$20.00
Net tangible book value as of August 31, 2005	$5.59
Increase in net tangible book value attributable to new investors in this offering	2.68

Pro forma net tangible book value after giving effect to this offering		$8.27

Dilution to new investors		$11.73

        Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share.

        The following table summarizes, on a pro forma basis as at August 31, 2005, after giving effect to the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of our common stock and by our new investors in this offering, based upon the assumed initial public offering price of $20.00 per share (the mid-point of the range set forth on the cover of this prospectus):

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	29,000,000	79.5%	$162,985,000	52.1%	$5.62
New investors	7,500,000	20.5%	$150,000,000	47.9%	$20.00
Total	36,500,000	100%	$312,985,000	100%	$8.58

SELECTED COMBINED FINANCIAL AND OTHER DATA

        The following table sets forth selected combined financial data and other operating data of Golden Energy Marine Corp. and its subsidiaries and affiliates. The selected combined statement of operations data for each of the years in the three-year period ended December 31, 2004, and the selected combined balance sheet data as of December 31, 2003 and 2004, have been derived from our audited combined financial statements, which are included elsewhere in this prospectus. The selected combined balance sheet data as of December 31, 2002, have been derived from our unaudited combined balance sheet as of December 31, 2002, which is not included in this prospectus.

        The selected combined financial data and other operating data as of and for the six months ended June 30, 2004 and 2005 are derived from our unaudited combined financial statements, which are included elsewhere in this prospectus. We have prepared our unaudited combined financial statements on the same basis as our audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The selected combined financial and operating data as of and for the six months ended June 30, 2005 is not necessarily indicative of the results that may be obtained for the full 2005 fiscal year.

        We refer you to the footnotes to our combined financial statements for a discussion of the basis upon which our combined financial statements are presented. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements, and related notes thereto included elsewhere in this prospectus. In accordance with standard shipping industry practice, Lincoln did not obtain from the sellers historical operating data for the vessels that it acquired because that data was not material to the decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion of "Lack of Historical Operating Data for Vessels before Their Acquisition" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				Six Month Period Ended June 30,
	2002		2003	2004	2004	2005
	(In thousands of U.S. dollars, except per share data, Fleet Data and Average Daily Results)
Statement of Operations Data
Vessel revenue	$		$3,265	$39,925	$9,930	$79,055
Voyage expenses		—	(502)	(6,300)	(2,214)	(11,823)
Vessel operating expenses		—	(513)	(4,362)	(1,495)	(8,350)
Management fees		(97)	(448)	(998)	(368)	(1,378)
Administrative expenses		(12)	(162)	(282)	(120)	(340)
Depreciation		—	(585)	(4,272)	(1,129)	(10,674)

Operating income		(109)	1,055	23,711	4,604	46,490
Interest and finance costs		—	(30)	(1,321)	(166)	(5,874)
Interest income		—	8	101	8	248
Foreign currency exchange (losses)/gains, net		—	(4)	(26)	(35)	41

Net (loss) income		$(109)	$1,029	$22,465	$4,411	$40,905

(Loss) earnings per share, basic and diluted		$(0.01)	$0.04	$0.77	$0.15	$1.41

Weighted average number of shares, basic and diluted shares		29,000,000	29,000,000	29,000,000	29,000,000	29,000,000

Balance Sheet Data (at period end)
Cash and cash equivalents	$4	$917	$22,007		$20,524
Accounts receivable, trade	—	1,335	4,769		12,915
Inventories	—	276	1,129		2,817
Total current assets	6	2,669	28,625		37,927
Total assets	28,304	87,582	296,378		658,490
Current portion of long-term debt	—	1,699	37,925		103,357
Total current liabilities	—	4,142	67,784		129,614
Long-term debt, net of current portion	—	23,781	107,343		362,155
Total combined shareholders' equity	28,052	59,659	121,251		166,721
Other Financial Data
Net cash provided by operating activities	$141	$2,060	$27,329	$8,041	$48,907
Net cash provided used in investing activities	(28,298)	(57,078)	(184,983)	(104,173)	(362,218)
Net cash provided by financing activities	28,161	55,931	178,744	100,558	311,828
EBITDA(1)	(109)	1,636	27,957	5,698	57,205
Fleet Data
Average number of vessels(2)	—	0.4	3.6	1.8	13.8
Total voyage days for fleet(3)	—	151	1,295	321	2,420
Total calendar days for fleet(4)	—	159	1,306	328	2,493
Fleet utilization(5)	—	95%	99%	98%	97%
Average Daily Results
Time charter equivalent(6)	—	$18,298	$25,965	$24,037	$27,782
Daily vessel operating expenses(7)	—	3,226	3,340	4,558	3,349
Daily management fees	—	2,818	764	1,122	553
Daily general and administrative expenses(8)	—	1,019	216	366	136
Total daily vessel operating expenses(9)	—	4,245	3,556	4,924	3,485

1.
EBITDA represents net income before interest, taxation, depreciation and amortization. EBITDA is included in this prospectus because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our liquidity, investors should use EBITDA in addition to, and not as an alternative for, net cash from operating activities as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management's discretionary use, as it does not consider certain cash requirements such as tax payments and debt service requirements.

The following table reconciles net cash from operating activities, as reflected in the combined statements of cash flows, to EBITDA:

	Year Ended December 31,			Six Month Period Ended June 30,
	2002	2003	2004	2004	2005
	(In thousands of U.S. dollars)
Net Cash from Operating Activities	141	2,060	27,329	8,041	48,907
Net increase in currents assets and due from a related party	2	1,750	5,706	836	12,105
Net (decrease) increase in current liabilities, excluding current portion of long-term debt, net of effect of the fair value of the cash flow hedges	(252)	(2,191)	(6,268)	(3,325)	(8,700)
Interest and finance costs, net of interest income	—	22	1,220	158	5,626
Amortization and write-off of deferred financing costs included in net interest expense	—	(5)	(30)	(12)	(733)

EBITDA	(109)	1,636	27,957	5,698	57,205

2.
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

3.
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

4.
Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

5.
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

6.
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

7.
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

8.
Daily general and administrative expenses is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

9.
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our audited and unaudited historical combined financial statements, the related notes and the other financial and other information included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, which are based on our assumptions about and plans and expectations for the future of our business. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those contained in the forward-looking statements in this discussion. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this prospectus. You should read "Risk Factors" and "Forward-Looking Statements." References in the following discussion to "our" and "us" refer to our company, our subsidiaries and the predecessor operations of the vessel owning subsidiaries that we acquired from our shareholders in exchange for our outstanding shares except where the context otherwise indicates or requires.

General

        We are an international shipping company that was formed to transport a variety of drybulk commodities and petroleum products. As of December 31, 2004, our fleet consisted of three Panamax and three Handymax petroleum product tankers. During the first nine months of 2005, we took delivery of two Suezmax tankers, two Panamax tankers and one Handymax tanker. Following delivery to us later this year of nine Panamax drybulk carriers, which we (through our newly-formed intermediate holding company, Grand Prix Corp., a Marshall Islands company) have agreed to acquire from our affiliate, Lincoln, as well as the one tanker under construction, we will own and operate a diversified fleet of 21 vessels. This fleet will consist of nine Panamax drybulk carriers, two Suezmax crude oil tankers, six Panamax product tankers and four Handymax product tankers. We believe that our fleet is one of the youngest fleets in the world, with an average age of 4.1 years as of October 31, 2005.

        We actively manage the employment of our fleet between the spot market (through voyage charters and single trip time charters) and the period market through fleet charters. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. A spot market single trip time charter is a contract to charter a vessel for a fixed period of time (generally from ten days to four months) at a set daily rate, generally to make one loading and one discharge. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A period charter is generally a contract to charter a vessel for a fixed period of time (generally from one to three years) at a set daily rate. Under period charters and single trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under voyage charters and period charters, the vessel owner pays for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We, as the vessels' owners, are also responsible for each vessel's intermediate and special survey costs. Under a bareboat charter, the charterer bears all vessel operating and voyage expenses and intermediate and special survey costs. Chartering out our vessels on bareboat charters is not part of our current strategy.

Our Organization

        We were incorporated on February 8, 2005, as a Marshall Islands corporation. On February 28, 2005, we entered into a share exchange agreement with Sun Energy Holdings Corp., Cosmos Energy Ltd., Global Equity Investment Corp. and United Capital Advisors Inc., which are all companies beneficially owned by our existing shareholders, as Contributors, by which the Contributors contributed four Marshall Islands companies—Petronaft S.A., Sodinave Ltd., Emaroil Co. and Golden

Energy Management S.A.—and one Liberian company, Golden Energy Management S.A., which we refer to collectively as the contributed companies, to us, in exchange for all of our issued and outstanding common stock. Petronaft, Sodinave and Emaroil became intermediate holding companies owned by Golden Energy Marine Corp., that, in turn, own, through 12 separate vessel owning subsidiaries our 11 current vessels, consisting of two Suezmax tankers, five Panamax product tankers, four Handymax product tankers and one Panamax product tanker that is under construction and scheduled to be delivered by October 31, 2005. As a result of the share exchange described above, our historical combined financial statements represent the operations of the 12 vessel owning subsidiaries since their inception. For a description of the beneficial owners of our shareholders, please see "Principal Shareholders."

        On September 13, 2005, we (through our newly-formed intermediate holding company, Grand Prix Corp.) entered into an amended and restated purchase and sale agreement with Lincoln, a subsidiary of First Financial Corp., an affiliated company beneficially owned by our existing shareholders, that upon the successful completion of this offering, we will acquire from Lincoln, as seller, all of the issued and outstanding shares of nine vessel owning companies. These vessel owning companies will own the nine Panamax drybulk carriers that will be a part of our fleet following the closing of this offering. Lincoln, through these nine Panamax vessel owning companies, completed its acquisition of these vessels from a third party on April 20, 2005. Lincoln has agreed to pay off all bank debt and to deliver the nine vessel owning companies to us free of all debt other than minor debt incurred in connection with the operations of these vessels in the ordinary course of business. As a result, we will acquire these nine vessel owning companies free of any debt, liens or mortgages other than minor debt incurred in connection with the operations of these vessels in the ordinary course of business.

        Our combined financial statements represent our financial position and results of operations, combining those of our subsidiaries and the nine vessel owning companies, which are under common control with us, that we will acquire within 14 days after the consummation of this offering. As of December 31, 2004, none of the nine Panamax drybulk carriers had been delivered and the combined financial statements reflect the down payments made, and related debt, of the nine vessel owning companies.

        Our combined financial statements have been prepared as if the assets, liabilities and results of operations of Golden Energy Marine Corp. and its subsidiaries and affiliates, including the nine vessel owning companies, were combined for all periods presented. We believe the assumptions underlying the combined financial statements are reasonable. However, our financial position, results of operations and cash flows reflected in our combined financial statements are not necessarily indicative of those that we would have achieved if we had operated as an independent, separate entity for all periods presented or of future results.

        The purchase price for the nine companies is $290.1 million, based on the fair market value of each vessel owning company on August 31, 2005, based on "desk appraisals" (appraisals that do not involve a physical inspection) by three independent marine brokers. The purchase price is subject to adjustment for net operating profits or losses during the period between August 31, 2005 and the delivery of the shares in the vessel owning companies to us. The assets and liabilities of the vessel owning companies will be reflected in our combined financial statements using the combined historical carrying costs of their assets and liabilities since the transaction will constitute a reorganization of companies under common control, and will be accounted for in a manner similar to a pooling of interests.

Lack of Historical Operating Data for Vessels before Their Acquisition

        In the shipping industry, most vessels are sold under a standardized agreement, the "Norwegian Sale Form," which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The agreement does not, however, give the buyer the right to inspect or to receive copies of the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller removes all records located on the vessel, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership. Consistent with shipping industry practice, when Lincoln acquired the nine vessels it did not obtain the historical operating data of those vessels from MISC. That data was not material either to Lincoln's decision to buy the vessels from MISC or our decision to buy the vessels from Lincoln, and we do not believe the data would help potential investors assess our business or profitability.

        Consistent with shipping industry practice, we treated the acquisition by Lincoln of the nine vessels (whether acquired with or without charter) from MISC as an acquisition of assets rather than a business. The purchase of a vessel itself does not transfer the charter, which is a separate service agreement between the vessel owner and the charterer. Three of the nine vessels purchased were under time charter agreements at the time of the sale to Lincoln, although Lincoln's purchase of the vessels did not itself result in a transfer of the charters. Where a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. Thus, Lincoln entered into novation agreements with the charterers of each of the three vessels under time charter and found employment with new charterers for the remaining six vessels. These novation agreements have since expired and were not renewed.

        Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

  •
  obtain the charterer's consent to us as the new owner;

  •
  obtain the charterer's consent to a new technical manager;

  •
  in some cases, obtain the charterer's consent to a new flag for the vessel;

  •
  arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

  •
  replace all hired equipment on board, such as gas cylinders and communication equipment;

  •
  negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

  •
  register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

  •
  implement a new planned maintenance program for the vessel; and

  •
  ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

        The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

        Our business is comprised of the following main elements:

  •
  employment and operation of our product tankers and drybulk vessels; and

  •
  management of the financial, general and administrative elements involved in the conduct of our business and ownership of our product tankers and drybulk vessels.

        The employment and operation of our vessels require the following main components:

  •
  vessel maintenance and repair;

  •
  crew selection and training;

  •
  vessel spares and stores supply;

  •
  contingency response planning;

  •
  onboard safety procedures auditing;

  •
  accounting;

  •
  vessel insurance arrangement;

  •
  vessel chartering;

  •
  vessel security training and security response plans (ISPS);

  •
  obtain ISM certification and audit for each vessel within six months of taking over a vessel;

  •
  vessel hire management;

  •
  vessel surveying; and

  •
  vessel performance monitoring.

        The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

  •
  management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

  •
  management of our accounting system and records and financial reporting;

  •
  administration of the legal and regulatory requirements affecting our business and assets; and

  •
  management of the relationships with our service providers and customers.

        The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

  •
  rates and periods of charterhire;

  •
  levels of vessel operating expenses;

  •
  depreciation expenses;

  •
  financing costs; and

  •
  fluctuations in foreign exchange rates.

Principal Factors that Affect Our Business

        The principal factors that affect our financial position, results of operations and cash flows include:

  •
  charter market rates, which have recently increased to historic highs and periods of charterhire;

  •
  vessel operating expenses and voyage costs, which are incurred primarily in U.S. dollars;

  •
  depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives;

  •
  financing costs related to our indebtedness, which is expected to be approximately $8.5 million on an annualized basis, immediately before the closing of this offering and is expected to be $15.4 million on an annualized basis, following our acquisition of the additional nine drybulk carriers from Lincoln and our taking delivery of the additional Panamax product tanker; and

  •
  fluctuations in foreign exchange rates.

        The amounts estimated below are not intended to constitute pro forma financial information within the meaning of regulations promulgated by the Securities and Exchange Commission, but in our view, have been determined on a reasonable basis, and reflect our best currently available estimates and judgments. These estimates do not represent actual results and should not be relied upon as being necessarily indicative of future results, and investors are cautioned not to place undue reliance on this information. This financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

        The KPMG report included in this prospectus relates to our historical financial information and does not extend to the forward-looking information presented below. You should read the following discussion together with the information contained in the tables of vessel information under "Prospectus Summary—Our Fleet." The daily charterhire rates for our vessels under period charter are rates with a pre-established minimum rate. Revenues from long-term period charters are stable over the duration of the charter, provided there are no unexpected off-hire periods and no performance claims from the charterer or charterer defaults. With regard to our vessels that are operated in the spot market, we have assumed that these vessels will be employed in the spot charter market at charterhire rates equal to the estimated average spot market charterhire rate that we can achieve over the twelve-month period ended December 31, 2005 for our Handymax product tankers, Panamax product tankers, Suezmax tankers and Panamax drybulk carriers, as the case may be. Since the vessel charter market is volatile, we cannot guarantee that actual results will be as anticipated.

        Our strategy is to deploy our two Suezmax tankers and approximately 50% of the rest of our fleet in the spot market and the other 50% under period charters of at least one year in order to generate stable cash flow over a period of time. The average remaining term of the existing time charters that we have on our fleet is 2.3 years with charterhire rates with a pre-established minimum rate. Currently, we do not carry loss-of-hire insurance but we intend to re-evaluate this policy on an annual basis.

        Our total daily revenue under existing charter arrangements for our fleet is $117,000 per day. We estimate that our total average daily revenue for our 15 vessels currently operated in the spot market will be $436,250 per day, net of broker's commissions. This estimate is based on the assumption that we will be able to employ these vessels in the spot market during fiscal 2005 at charterhire rates equal to the estimated average spot market charterhire rate that we believe we can achieve over the 12-month period ended December 31, 2005 for our Handymax product tankers, Panamax product tankers, Suezmax tankers and Panamax drybulk carriers, as the case may be. However, we cannot assure you that we will be able to obtain employment for these vessels at all or that they will earn charterhire in the amounts we have assumed.

        We estimate that our vessels operate 355 days per year, which is consistent with the industry average for modern vessels. The ten days of non-operation per year are to provide for time spent in drydock and off-hire time. If a vessel is in operation for 345 days instead of 355 days in any year, charter income for that vessel would decrease by 2.8%. For the year ended December 31, 2004, an average 5% daily decrease in revenue per vessel for our six vessels in operation during 2004 would have resulted in an annualized decrease of revenues by $2.0 million to $37.9 million.

        A $1,000 per day decrease or increase in the charterhire rate we have assumed for our 15 vessels that we have assumed we will operate in the spot market during fiscal 2005 would result in a 2.65% decrease or increase in revenue below or above what it otherwise would have been.

        Brokers' commissions generally range from 1.25% to 6.25% of the total daily charterhire rate. The effective commission rate for our four existing tanker charters is approximately 2.8%.

        With regard to vessel operating expenses, we have entered into technical management agreements for each of our vessels with EST. In connection with our vessel management, EST and we have established an operating expense budget for each vessel. These are estimated budgets only. We will pay any actual expenses incurred in excess of the budgeted amounts. The estimated daily operating expenses detailed in the table under "Prospectus Summary—Our Fleet" under "Daily Operating Expense" are based on the initial management fees under our technical management agreements with EST.

        The main factors that could increase vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and fuel and lubricants prices. We estimate a cost of inflation increase in vessel operating expenses of 1.5% per annum. We cannot guarantee that vessel operating expenses will be limited to this amount or to the hypothetical amount set forth below.

        Vessel operating expenses consist principally of crewing, consumables, spare parts, repairs and maintenance, classification society surveys, insurance and fuel prices. Including budgeted items that are provided by EST and insurance, which we have arranged, we estimate daily operating expenses for the fleet of $4,257. A hypothetical 5% increase in vessel operating expenses would result in an annualized increase in vessel operating costs of approximately $1.6 million for our fleet.

        EST's management fees will be approximately $515 per day for our fleet. A hypothetical 5% increase in those fees would result in an annualized increase in management fees of approximately $0.2 million in 2005 incurred by our fleet in operation during 2005.

Factors Affecting Our Results of Operations

        We believe that the important measures for analyzing trends in the results of our operations consist of the following:

  •
  Calendar days.    We define calendar days as the total number of days in a period during which every vessel in our fleet was in our possession, including off hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

  •
  Voyage days.    We define voyage days as the total number of days in a period during which every vessel in our fleet was in our possession net of off hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues. As our fleet grows, the number of voyage days will also grow. The number of voyage days will also depend on the number of off hire days that we experience.

  •
  Fleet utilization.    We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

  •
  Spot charter rates.    Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time and at any given port to transport these cargoes. Spot rates for larger vessels tend to experience more volatility than spot rates for smaller vessels.

  •
  TCE rates.    Time charter equivalent, or TCE, rate is an industry measure this is used to compare revenues for ships operating under voyage charters time, period charters or bareboat charters on a consistent basis. For vessels operating under voyage charters, TCE rates are calculated by subtracting the amount of voyage expenses and commissions incurred by the vessels from the amount of voyage revenues generated by the vessels. Consistent with industry standards, we calculate TCE rates for a period by dividing the aggregate amount of TCE revenues for the period by the aggregate number of voyage days recorded during the period. Accordingly, daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. We believe that the use of daily TCE neutralizes the variability created by unique costs such as port, canal and fuel costs associated with particular voyages or the employment of vessels on period charters or in the spot market and presents a more accurate representation of the revenues generated by our vessels.

Voyage Revenues

        Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels operate and the daily charter rate that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand for drybulk carriers and crude oil and product tankers affecting spot charter rates and period charter rates for drybulk carriers and tankers.

        Vessels operating on period charters provide more predictable cash flows than those on spot charters, but can yield lower profit margins than vessels operating in the spot market during periods of improved drybulk and tanker rates. Vessels operating in the spot market generate revenues that are less predictable than period charters, but may enable us to capture increased profit margins during periods of improved drybulk and tanker rates. However, operating in the spot markets exposes us to the risk of declining drybulk and tanker rates, which may reduce our revenues and have a materially adverse impact on our financial performance. If we fix vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels. We continually monitor the spot charter and period charter markets and seek to strategically employ our fleet on both spot charters and long-term period charters in an effort to generate relatively predictable cash flows and meaningful profit margins.

        Our voyage revenues have grown in recent periods as a result of additions to our fleet that have increased our calendar days and voyage days, and increases in market rates, which have resulted in an increase of our daily charter rates. We have also been able to maintain relatively high vessel utilization rates. We believe that the delivery of the one additional product tanker that is currently under construction, which we expect will be delivered by October 2005, the two Panamax product tankers delivered to us in July 2005 and September 2005, respectively, as well as the one Handymax product tanker and the two Suezmax crude oil tankers delivered to us in January 2005, March 2005 and May 2005, respectively, and our anticipated acquisition of nine Panamax drybulk carriers from our affiliates following the closing of this offering will allow us to further grow our voyage revenues.

  •
  Our average daily TCE increased to $25,965 in 2004 as compared to $18,298 in 2003. This increase was a result of (i) the increase in voyage revenues to $39.9 million in 2004, when we had an average of 3.6 vessels in service, from $3.3 million in 2003, when we had one vessel in service and (ii) higher charter rates in 2004 compared to 2003.

  •
  Our average daily TCE increased to $18,298 in 2003 as compared to $0 in 2002. This increase was a result of the increase in voyage revenues to $3.3 million in 2003, when we placed one of our vessels into service, from $0 in 2002, when we had no vessels in service.

        The following table reflects our calendar days, voyage days, fleet utilization and average daily TCE rates for the period indicated:

	Year Ended December 31,
	2003	2004
	(TCE amounts are expressed in U.S. dollars)
Calendar days	159	1,306
Voyage days	151	1,295
Fleet utilization	95.0%	99.2%
Average daily time charter equivalent (TCE) rate	$18,298	$25,965

Voyage Expenses

        We incur voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a period charter, as well as commissions. Port and canal charges and bunker expenses currently represent a significant portion of our vessels' overall expenses because most of our vessels are currently employed in the spot market. As is common in the shipping industry, from time to time we pay commissions to third party shipbrokers and to charterers in connection with the chartering of our vessels. The amount of commissions payable, if any, generally ranges from 1.25% to 6.25% of the total daily charter rate received under a charter and depends on a number of factors, including, among other things, the number of ship brokers involved in arranging the charter and the amount of any commissions charged by brokers related to the charterer. We paid commissions ranging from 1.25% to 3.75% during 2002, 2003 and 2004. We expect that voyage expenses will continue to increase with the further expected expansion of our fleet following the closing of this offering.

Vessel Operating Expenses

        Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, increases in market prices for insurance, may also cause these expenses to increase.

Depreciation

        We depreciate our vessels on a straight-line basis over the estimated useful life of each vessel determined to be 25 years from the date of their initial delivery from the shipyard (or, in the case of second-hand vessels, from the date of their acquisition through their estimated useful life). Depreciation is based on cost less the estimated residual value. Currently, we estimate residual values for 25-year old vessels to be $175 per light-weight ton, although the actual residual values for our vessels will be based on the prevailing market scrap rates at the time. We expect that these expenses will continue to grow with the further expected expansion of our fleet following the closing of this offering.

Drydocking

        We defer the total costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically every two to five years. Due to the relatively low average age of our current tanker fleet (0.6 years), drydocking costs have not yet been incurred. We do, however, expect these costs to increase following our acquisition of the nine vessel owning companies and as our fleet ages. Regulatory changes and/or incidents may also change the estimated dates of future drydockings.

Management Fees

        We provide our own commercial management for our vessels. Commercial management includes obtaining employment for our vessels, maintaining our relationships with our charterers, identifying, purchasing, and selling vessels, freight invoicing and collection, obtaining insurance coverage for our vessels and supervising our technical manager.

        We outsource the technical management of our fleet to EST pursuant to separate ship management agreements between each of our vessel owning subsidiaries and EST. These ship management agreements have an initial one-year term. As of January 1, 2005, under the ship management agreements, EST receives a monthly fee per vessel of $3,000 for vessels under construction and a daily fee of $515 per vessel for all vessels from the time of their delivery into our fleet. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the employment and transportation of officers and crew, arranging and supervising dry docking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, providing technical support and accounting and legal services.

Administrative Expenses

        We incur administrative expenses, which include our onshore vessel-related expenses such as legal and professional expenses and other general vessel expenses. Our administrative expenses also include our payroll expenses, including those relating to our executive officers. We expect administrative expenses to increase as a result of this offering, the costs associated with running a public company and the expansion of our fleet.

Factors Affecting Future Operations

        With the growth of our fleet through the delivery of the new tankers currently under construction, and our acquisition from our affiliate of the nine Panamax drybulk carriers with the net proceeds of this offering and our new secured credit facility, our results of operation will be affected by a number of factors, including:

  •
  the duration of our charters, the mix of charters between spot market and period charters and our ability to manage these variables effectively;

  •
  decisions to acquire additional vessels and to dispose of vessels that we own;

  •
  the increase in total vessel operating expenses resulting from the growth of our fleet;

  •
  increased maintenance and upgrade work for additional vessels;

  •
  levels of supply and demand in the drybulk shipping industry and the tanker shipping industry;

  •
  increased general and administrative costs that we experience as a public company; and

  •
  other factors affecting charter rates for both our drybulk carriers and tankers.

Six-month period ended June 30, 2005 compared to the six-month period ended June 30, 2004

        VESSEL REVENUE—Revenue from vessels, increased by $69.2 million to approximately $79.1 million for the six-month period ended June 30, 2005, compared to $9.9 million for the six-month period ended June 30, 2004. This increase was primarily due to our acquisition of vessels for our fleet, Lincoln's taking delivery of nine vessels during the first six months of 2005, and the corresponding increase in the number of voyage days of our fleet from 321 in the six-month period ended June 30, 2004 to 2,420 in the six-month period ended June 30, 2005.

        VOYAGE EXPENSES—Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a period charter contract, increased by $9.6 million to $11.8 million for the six-month period ended June 30, 2005, compared to $2.2 million for the six-month period ended June 30, 2004. This increase was primarily due to an increase in the number of vessels in our fleet, the increase in the number of voyage days attributable to our larger fleet and the increase in the overall number of voyages during the period.

        VESSEL OPERATING EXPENSES—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $6.9 million to $8.4 million compared to $1.5 million for the six-month period ended June 30, 2004. This increase was primarily due to a result of higher crewing costs, which increased ratably with the size of our fleet. In addition, our larger fleet resulted in a ratable increase in maintenance, repair and supply costs.

        MANAGEMENT FEES—Management fees increased from $0.4 million for the six-month period ended June 30, 2004 to $1.4 million during the six-month period ended June 30, 2005. This increase was primarily due to the increase in the number of vessels in our fleet that were under management.

        DEPRECIATION—Depreciation, which includes depreciation of vessels, increased by $9.6 million to $10.7 million for the six-month period ended June 30, 2005, compared to $1.1 million for the six-month period ended June 30, 2004. This increase was primarily due to an increase in the number of vessels in our fleet.

        OPERATING INCOME—Operating income for the six-month period ended June 30, 2005 was $46.5 million compared to operating income of $4.6 million for the six-month period ended June 30, 2004 was primarily due to an increase in the number of vessels in our fleet generating revenue during the period.

        INTEREST AND FINANCE COSTS—Interest expense was $5.9 million for the six-month period ended June 30, 2005, and was primarily due to the increase of long-term debt to $465.5 million for the six-month period ended June 30, 2005, from $145.3 million period ended December 31, 2004, to partially finance the acquisition cost of the new deliveries. We use interest rate swaps to manage interest rate risk. At June 30, 2005, our interest rate swap arrangements effectively fix our interest rate exposure on $64.3 million of floating rate debt. These interest rate swap agreements expire between May and July 2010.

        FOREIGN CURRENCY (LOSSES)/GAINS, NET—We incurred $41,000 in foreign currency gain for the six-month period ended June 30, 2005, compared to a loss of $35,000 for the six-month period ended June 30, 2004.

        NET INCOME—As a result of the factors discussed above, net income for the six-month period ended June 30, 2005, was $40.9 million compared to net income of $4.4 million for the six-month period ended June 30, 2004.

Year ended December 31, 2004 compared to the year ended December 31, 2003

        VESSEL REVENUE—Revenue from vessels increased by $36.6 million to approximately $39.9 million in 2004, compared to $3.3 million in 2003. This increase is due mainly to the delivery of the following vessels in 2004: "Energy Commander" on April 27, 2004, "Energy Pride" on May 25, 2004, "Energy Conqueror" on May 28, 2004, "Energy Protector" on June 16, 2004 and "Energy Pioneer" on November 4, 2004. These vessels generated revenues of $25.8 million in 2004. In addition, "Energy Century," which was delivered on July 25, 2003, generated net revenue of $14.1 million in 2004 compared to $3.3 million in 2003.

        VOYAGE EXPENSES—Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a period charter contract, increased by $5.8 million to $6.3 million in 2004, compared to $0.5 million in 2003. This increase is due to vessels that we took delivery of during 2004, which generated voyage expenses of $2.6 million while performing six voyages during the year. In addition, "Energy Century" performed 11 voyages in 2004 and generated voyage expenses of $3.7 million as compared to performing two voyages and generating voyage expenses of $0.5 million in 2003.

        VESSEL OPERATING EXPENSES—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $3.9 million to $4.4 million, compared to $0.5 million in 2003. This increase is primarily due to vessels that we took delivery of during 2004, which generated operating expenses totaling $3.1 million. In addition, the operating expenses of "Energy Century" in 2004 were $1.2 million ($3,329 daily), compared to operating expenses amounting to $0.5 million ($3,226 daily) in 2003. The daily increase is primarily due to an increase in several items purchased from suppliers in more expensive geographical locations due to the vessel trading patterns.

        MANAGEMENT FEES—Management fees increased from $0.4 million in 2003 to $1.0 million in 2004. This increase is mainly due to the addition of the vessels that we took delivery of during 2004, which generated management fees of $0.6 million during the year.

        DEPRECIATION—Depreciation, which includes depreciation of vessels increased by $3.7 million to $4.3 million in 2004, compared to $0.6 million in 2003. This increase is primarily due to depreciation in the amount of $2.9 million on the vessels that we took delivery of during 2004. In addition, depreciation on "Energy Century" totalled $0.6 million in 2003 as compared to $1.4 million 2004.

        OPERATING INCOME—Operating income in 2004 was $23.7 million, compared to operating income of $1.1 million in 2003 due to our taking delivery of newbuildings during 2004.

        INTEREST AND FINANCE COSTS—Interest expense was $1.3 million in 2004 and was primarily due to the increase of long-term debt to $145.3 million in 2004, from $25.5 million in 2003, to partially finance the acquisition cost of the new deliveries, reduced by the portion of the interest cost capitalized, in connection with the vessels under construction, of $0.6 million in 2004 and $0.2 million in 2003, respectively.

        FOREIGN CURRENCY (LOSSES)/GAINS, NET—We incurred $26,000 in foreign currency losses in 2004 compared to a loss of $4,000 in 2003.

        NET INCOME—Net income in 2004 was $22.5 million compared to net income of $1.0 million in 2003 due to our taking delivery of newbuildings during 2004. In 2004, the voyage days of the fleet was 1,295, compared to 151 in 2003.

Year ended December 31, 2003 compared to the year ended December 31, 2002

        VESSEL REVENUE—Voyage revenues in 2003 in the amount of $3.3 million relate to revenues derived from "Energy Century," our first vessel, which we took delivery of on July 25, 2003. In 2002, we did not have any vessels in operation.

        VOYAGE EXPENSES—Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a period charter contract. Voyage expenses in 2003 in the amount of $0.5 million were incurred by "Energy Century," our first vessel we took delivery of on July 25, 2003. In 2002, we did not have any vessels in operation.

        VESSEL OPERATING EXPENSES—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs amounted to $0.5 million in 2003 all of which was incurred in connection with the operation of "Energy Century," our first vessel, which we acquired during 2003. In 2002, we did not have any vessels in operation.

        MANAGEMENT FEES—Management fees increased by $0.3 million to $0.4 million in 2003 compared to $0.1 million in 2002. This increase is due mainly to fees incurred in connection with the management of "Energy Century" acquired in 2003, while in 2002 the $0.1 million represents monthly management fees of $3,000 per vessel under construction.

        DEPRECIATION—The depreciation expenses in 2003 in the amount $0.6 million were due to depreciation on "Energy Century," which we acquired on July 25, 2003. In 2002, we did not have any vessels and therefore there we did not have any depreciation expenses.

        OPERATING INCOME—Operating income in 2003 was $1.1 million compared to net losses of $0.1 million in 2002.

        INTEREST AND FINANCE COSTS—Interest expenses represent primarily $0.03 million of interest expenses that we incurred during 2003 in order to partially finance the acquisition cost of "Energy Century" reduced by the portion of the interest cost capitalized in connection with our vessels under construction. In 2002, we did not have any indebtedness.

        FOREIGN CURRENCY (LOSSES)/GAINS, NET—We incurred $4,000 of foreign currency losses in 2003.

        NET INCOME—Net income was $1.0 million in 2003 compared to net losses of $0.1 million in 2002.

Liquidity and capital resources

        Historically, our principal source of funds has been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings, the proceeds of this offering, as well as future equity financings to implement our growth plan and to pay dividends. We believe that our current cash on hand will be sufficient to meet our liquidity needs for the next twelve months, and these funds, together with funds available to be drawn under our credit facilities as well as operating cash flows will be sufficient to meet our liquidity needs for the next two to three years assuming the charter market does not deteriorate to the low rate environment that prevailed subsequent to the Asian financial crisis in 1999. If we do acquire additional vessels, we will rely on new debt, proceeds from this or future offerings and revenues to meet our liquidity needs going forward.

        Our practice has been to acquire vessels using a combination of funds received from our shareholders and long-term borrowings secured by mortgages on our vessels. Our business is capital intensive and our business strategy will depend on our ability to access capital, maintain the high quality of our fleet and acquire additional vessels that contribute to our growth.

        We have entered into an amended and restated purchase and sale agreement with Lincoln, an affiliate, to purchase all of the outstanding share capital of nine vessel owning companies, which own the nine Panamax drybulk carriers that these companies agreed to acquire from MISC in December 2004. The total price that we have agreed to pay is $290.1 million (subject to adjustment for net operating profits or losses during the period between August 31, 2005, and the delivery of the shares in the vessel owning companies to us), based on three "desk appraisals" performed on August 31, 2005, which we will fund from the net proceeds of this offering and our new loan facility described below.

        We took delivery of our Handymax product tanker in January 2005, our Suezmax crude oil tankers in March and May 2005, respectively, and two Panamax product tankers in July and September 2005, respectively. We expect delivery of one additional Panamax product tanker that is currently under construction by October 31, 2005. We will fund the final delivery installments for this tanker, in the amount of $20.0 million, with secured debt.

        Loan facilities with respect to existing vessels.    We have borrowed approximately $251.6 million under existing loan agreements that we entered into in order to finance the delivery installments of the vessels that we currently operate. The outstanding principal balance on these loans as of December 31, 2004, was approximately $115.3 million. These loans are repayable in 20 equal semi-annual installments or 40 equal quarterly installments. The loans bear interest at LIBOR plus a spread. Each loan was entered into individually by each vessel owning subsidiary with respect to the vessel owned by that vessel owning subsidiary. Each loan is secured by a mortgage on the vessel to which the loan relates and guaranteed by the intermediate holding company subsidiary, which owns the relevant vessel owning subsidiary. The loan agreements contain covenants, among others, which restrict our ability to draw funds from time to time, pay dividends following the occurrence of an event of default, pay shareholders' loans, sell the vessels and assets and change the beneficial ownership or management of the vessels. Under the loan agreements, we are also required to maintain a minimum hull value in connection with each vessel's outstanding loan, maintain insurance coverage of the vessel against all customary risks and maintain minimum balances in our operating bank accounts.

        Loan facility with respect to the "Energy Power" (Handymax Tanker).    On January 5, 2005, we took delivery of the vessel "Energy Power." We (through our wholly-owned subsidiary, Wellington Shipping Company S.A.) entered into a loan agreement in the principal amount of $18.0 million to finance the delivery installment of this vessel. This loan will be repayable in 20 equal consecutive semi-annual installments from 2005 through 2015, with a balloon payment of $8.0 million payable together with the last installment. This loan will bear interest at LIBOR plus a spread. In addition, the loan is secured by a mortgage on "Energy Power" and guaranteed by one of our intermediate holding company subsidiaries, Emaroil Co., which owns four vessel owning subsidiaries. The loan agreement contains covenants, among others, which restrict the ability of the borrower to: draw funds from time to time, pay dividends following the occurrence of an event of default, pay shareholders' loans, sell the vessel and assets and change the beneficial ownership or management of the vessel. The covenants also require the borrower to maintain a minimum hull value in connection with the vessel's outstanding loan, maintain insurance coverage of the vessel against all customary risks and maintain minimum balances in our operating bank accounts.

        Loan facility with respect to the "Energy Sprinter" (Suezmax Tanker).    We took delivery of the vessel "Energy Sprinter" on March 29, 2005. We (through our wholly-owned subsidiary, Mansey Financial S.A.) entered into a loan agreement in the principal amount of $30.0 million to finance the delivery installment of this vessel. This loan will be repayable in 40 equal consecutive quarterly-annual installments from 2005 through 2015, with a balloon payment of $10.0 million payable together with the last installment. This loan will bear interest at LIBOR plus a spread. In addition, the loan is secured by a mortgage on "Energy Sprinter" and guaranteed by one of our intermediate holding company subsidiaries, Sodinave Ltd, which owns two vessel owning subsidiaries. The loan agreement contains covenants, among others, which restrict the ability of the borrower to: draw funds from time to time, pay dividends following the occurrence of an event of default, pay shareholders' loans, sell the vessel and assets and change the beneficial ownership or management of the vessel. The covenants also require the borrower to maintain a minimum hull value in connection with the vessel's outstanding loan, insurance coverage of the vessel against all customary risks and maintenance of operating bank accounts with minimum balances.

        Loan facility with respect to the "Energy Skier" (Suezmax Tanker):    On May 31, 2005, we took delivery of the Suezmax crude oil tanker, "Energy Skier." We (through our wholly-owned subsidiary, Ceco Financial S.A.) entered into a loan agreement in the principal amount of $30.0 million to finance the delivery installment of this vessel. The loan will be repayable in 20 equal consecutive semi-annual installments from 2005 through 2015, with a balloon payment of $14.0 million payable together with the last installment. The loan will bear interest at LIBOR plus a spread. In addition, the loan is secured by a mortgage on the Suezmax crude oil tanker and guaranteed by one of our intermediate holding company subsidiaries, Sodinave Ltd., which in turn, owns two vessel owning subsidiaries. The loan agreement will contain covenants, among others, which restrict the ability of the borrower to draw funds from time to time, pay dividends following the occurrence of an event of default, pay shareholders' loans, sell the vessel and assets and change the beneficial ownership or management of the vessel. The covenants also require the borrower to maintain a minimum hull value in connection with the vessel's outstanding loan, insurance coverage of the vessel against all customary risks and maintenance of operating bank accounts with minimum balances.

        Loan facility with respect to the three Panamax product tankers:    By October 31, 2005, we will have taken delivery of the last of three Panamax product tankers that were under construction. We have entered into a loan agreement in the aggregate principal amount of $60.0 million to finance the delivery installment of these vessels. The first two tranches of $20.0 million each were drawn down to finance the delivery of the "Energy Challenger," which was delivered in July 2005, and the "Energy Champion," which was delivered in September, 2005. This loan is repayable in 32 equal consecutive quarterly-annual installments from 2005 through 2013, with a balloon payment of $27.4 million payable together with the last installment. The loan bears interest at LIBOR plus a spread. In addition, the loan is secured by a mortgage on each vessel and guaranteed by one of our intermediate holding company subsidiaries, Petronaft S.A., which in turn, owns six vessel owning subsidiaries. The loan agreement contains covenants, among others, which restrict the ability of the borrower to draw funds from time to time, pay dividends following the occurrence of an event of default, pay shareholders' loans, sell the vessel and assets and change the beneficial ownership or management of the vessel. The covenants also require the borrower to maintain a minimum hull value in connection with the vessel's outstanding loan, insurance coverage of the vessel against all customary risks and maintenance of operating bank accounts with minimum balances.

        New secured credit facility with respect to the nine Panamax drybulk carriers:    Following the completion of this offering, we will take delivery of nine Panamax drybulk carriers which we (through our wholly-owned subsidiary, Grand Prix Corp.) have agreed to acquire from our affiliate, Lincoln. We have entered into a new secured credit facility in the aggregate principal amount of $167.8 million to finance part of this acquisition. The nine Panamax drybulk carrier vessel owning subsidiaries have entered into the loan agreement as joint and several borrowers. This loan is repayable in 39 consecutive quarterly installments from 2005 through 2015, with a balloon payment of $17.5 million payable together with the last installment. The credit facility bears interest at LIBOR plus a margin of 0.875%. In addition, the loan is secured by a mortgage on each of the nine Panamax drybulk carriers and guaranteed by us and Grand Prix Corp. The loan agreement contains covenants, among others, which restrict the ability of the borrowers to draw funds from time to time, pay dividends following the occurrence of an event of default, sell their respective vessels and assets and change the beneficial ownership or management of the vessels. The covenants also require the borrowers to maintain a minimum hull value in connection with the outstanding loan, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. For further discussion of the new secured credit facility, please see "New Secured Credit Facility."

Long-term Financial Obligations and other Commercial Obligations

        The following table presents our contractual cash commitments as of June 30, 2005:

	Payments due by period(1)
	Total	1 year	2–3 years	4–5 years	More than 5 years
	(In thousands of U.S. dollars)
Contractual Obligations:
Long-term debt(2)	$465,512	$103,355	$79,478	$54,530	$228,149
Interest Payments(3)	123,631	19,303	29,994	23,827	50,507
Other commitments:
Debt commitment letters(2)	60,000	680	8,160	8,160	43,000
Interest payments	16,566	2,532	4,689	3,996	5,349

Total	$665,709	$125,870	$122,321	$90,513	$327,005

(1)
Refers to period from January 1 through December 31, other than the first period, which refers to the period from June 30 through December 31, 2005.

(2)
Refers to our long-term debt as of June 30, 2005.

(3)
Refers to our expected interest payments over the term of the debt based on the average one-year LIBOR rate between January 1, 2005 and June 30, 2005 of 3.6% plus a spread, our fixed rate debt and our interest commitments under our swap agreements.

        Following this offering and the retirement of outstanding bank debt by the seller of the shares of the nine vessel owning companies, our entrance into a new secured credit facility to finance a portion of the price for the shares of the nine vessel owning companies as well as our incurrence of loans in connection with the tanker under construction, we expect our long-term financial obligations and other commercial obligations to be as follows:

	Payments due by period(1)
	Total	1 year	2–3 years	4–5 years	More than 5 years
	(in thousands of U.S. dollars)
Commercial and Financial Obligations:
Long-term debt, including current maturities(2)(5)	$413,160	$12,497	$68,371	$62,491	$269,801
Interest Payments(3)	126,464	19,324	34,788	28,593	43,759
Operating leases	—	—	—	—	—
Management fees(4)	4,607	660	3,947
Other long-term liabilities	—	—	—	—	—

Total	$544,231	$32,481	$107,106	$91,084	$313,560

(1)
Refers to period from January 1 through December 31, other than the first period, which refers to the period from June 30 through December 31, 2005.

(2)
Refers to our obligation to repay principal borrowed as a result of the current outstanding obligations and future expected obligations arising from our currently operated vessels and from the vessels that have been or are expected to be delivered in 2005.

(3)
Refers to our expected interest payments over the term of our new secured credit facility assuming we enter into loan arrangements based on the average one-year LIBOR rate between January 1, 2005 and June 30, 2005 of 3.6% plus a spread, our fixed rate debt and our interest commitments under our swap agreements.

(4)
In accordance with the management agreements between each of our vessel owning subsidiaries and EST, we pay a monthly fee of $3,000 for each vessel in our fleet during the period of its construction and a daily fee of $515 for each vessel in our fleet once that vessel had been delivered.

(5)
This does not include the drawn down portion of the subordinated term loan of $30.0 million related to the debt incurred by our affiliate to finance its acquisition of the nine drybulk carriers. Our affiliate has agreed to repay this loan and to deliver these vessels to us free of debt other than minor debt incurred in connection with the operation of these vessels in the ordinary course of business.

Cash Flows

        NET CASH FROM OPERATING ACTIVITIES FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005 COMPARED TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2004—Net cash from operating activities increased by $40.9 million to $48.9 million during the six-month period ended June 30, 2005, compared to net cash from operating activities of $8.0 million during the six-month period ended June 30, 2004. This increase is primarily attributable to an increase in net income from $4.4 million for the six-month period ended June 30, 2004 to $40.9 million for the six-month period ended June 30, 2005, as a result of the trading of the vessels we acquired and Lincoln's taking delivery of nine vessels during the first six months of 2005.

        NET CASH USED IN INVESTING ACTIVITIES FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005 COMPARED TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2004—Net cash used in investing activities was $362.2 million during the six-month period ended June 30, 2005, which mainly reflects the acquisition costs for the new deliveries of "Energy Power," "Energy Sprinter" and "Energy Skier" together with the acquisition costs of the nine Panamax drybulk carriers. Net cash used in investing activities was $104.2 million during the six-month period ended June 30, 2004, which mainly reflects the acquisition costs of "Energy Commander," "Energy Pride," "Energy Conqueror" and "Energy Protector".

        NET CASH FROM FINANCING ACTIVITIES FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005 COMPARED TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2004—Net cash from financing activities was $311.8 million compared to $100.6 million for the six-month period ended June 30, 2004. The change in net cash from financing activities relates to the following:

  •
  Net proceeds from issuance of long-term debt were $332.0 million during the six-month period ended June 30, 2005, compared to $76.0 million during the six-month period ended June 30, 2004.

  •
  Principal repayments of long-term debt of $11.7 million during the six-month period ended June 30, 2005.

  •
  Payments for loan financing costs of $0.7 million during the six-month period ended June 30, 2005, compared to $0.3 million during the six-month period ended June 30, 2004.

  •
  Capital contributions of $4.5 million during the six-month period ended June 30, 2005, compared to $25.7 million during the six-month period ended June 30, 2004.

  •
  Payment of dividends of $12.6 million during the six-month period ended June 30, 2005.

        NET CASH FROM OPERATING ACTIVITIES 2004 COMPARED TO 2003—Net cash from operating activities increased by $25.2 million to $27.3 million during 2004, compared to net cash from operating activities of $2.1 million during 2003. This increase is primarily attributable to an increase in net income from $1.0 million in 2003 to $22.5 million in 2004 as a result of the trading of the vessels that we took delivery of in 2004.

        NET CASH USED IN INVESTING ACTIVITIES 2004 COMPARED TO 2003—Net cash used in investing activities was $185.0 million during 2004, which mainly reflects the acquisition costs for the new deliveries following the acquisition cost of "Energy Century" in 2003.

        NET CASH FROM FINANCING ACTIVITIES 2004 COMPARED TO 2003—Net cash from financing activities was $178.7 million during 2004, compared to net cash from financing activities of $55.9 million during 2003. The change in cash provided by financing activities relates to the following:

  •
  Net proceeds from issuance of long-term debt were $124.0 million during 2004, compared to $25.5 during 2003.

  •
  Principal repayments of long-term debt of $4.2 million during 2004.

  •
  Payments for loan financing costs of $1.3 million during 2004 compared to $0.1 million during 2003.

  •
  Capital contributions of $60.3 million during 2004, compared to $30.6 million during 2003.

        NET CASH FROM OPERATING ACTIVITIES 2003 COMPARED TO 2002—Net cash from operating activities increased by $2.0 million to $2.1 million during 2003, compared to net cash from operating activities of $0.1 million during 2002. This increase is primarily attributable to net income of $1.0 million as a result of the trading of "Energy Century," which we acquired on July 25, 2003.

        NET CASH USED IN INVESTING ACTIVITIES 2003 COMPARED TO 2002—Net cash used in investing activities was $57.1 million during 2003, which mainly reflects the acquisition costs of our first vessel, "Energy Century" following the payment of under construction pre-delivery installments of $28.3 million in 2002.

        NET CASH FROM FINANCING ACTIVITIES 2003 COMPARED TO 2002—Net cash from financing activities was $55.9 million during 2003, compared to net cash from financing activities of $28.2 million during 2002. The change in cash provided by financing activities relates to the following:

  •
  Net proceeds from issuance of long-term debt were $25.5 million during 2003.

  •
  Payments for loan financing costs $0.1 million during 2003 compared to $0 million during 2002.

  •
  Capital contributions of $30.6 million during 2003, compared to $28.2 million during 2002.

        As of December 31, 2004 we had seven outstanding loans, A through G. These loans have maturity dates ranging from 2013 to 2015 and a combined outstanding balance of approximately $145.3 million. (See table below).

        The scheduled annual principal payments for our outstanding loans are as follows:

	LOANS
Year ended December 31,	A	B	C	D	E	F	G	TOTAL
2005	$1,699	$1,333	$1,333	$1,160	$1,200	$1,200	$30,000	$37,925
2006	1,699	1,333	1,333	1,160	1,200	1,200		7,925
2007	1,699	1,333	1,333	1,160	1,200	1,200		7,925
2008	1,699	1,333	1,333	1,160	1,200	1,200		7,925
2009	1,699	1,333	1,333	1,160	1,200	1,200		7,925
2010 and thereafter	15,286	12,668	12,669	11,620	11,400	12,000		75,643

TOTAL	$23,781	$19,333	$19,334	$17,420	$17,400	$18,000	$30,000	$145,268

        Our vessel owning subsidiaries separately entered into the loans reflected in the columns above during 2003 and 2004 to finance the delivery installments of the vessel "Energy Century," which was acquired in 2003, and the vessels "Energy Commander," "Energy Conqueror," "Energy Pride," "Energy Protector" and "Energy Pioneer," which were acquired in 2004. Also included in these loan amounts is the term bank loan related to the financing of 30% of the acquisition cost of the nine Panamax drybulk vessels by Lincoln. These loans have a total original principal amount of $145.3 million, bear interest at LIBOR plus a margin, are secured by first preferred mortgages over each vessel to which the loan relates (other than the loan reflected in Column G) and are payable in quarterly and semi-annual installments from 2003 through 2015. In addition to the vessel mortgages, the loans reflected in columns A through C are guaranteed by Petronaft S.A., and the loans reflected in columns D through F are guaranteed by Emaroil Co., another subsidiary of ours that is an intermediate holding company for the relevant vessel owning subsidiary. The term bank loan relates to the financing of 30% of the acquisition cost of the nine Panamax drybulk carriers by Lincoln. Lincoln has agreed to repay this and all other outstanding bank indebtedness in respect of these nine vessels, which currently amounts to approximately $276.7 million, upon the consummation of this offering. We will acquire the nine vessel owning companies free of any debt, liens or mortgages other than minor debt incurred in connection with the operations of these vessels in the ordinary course of business.

        The loan agreements contain, among other covenants, restrictions on the ability of the borrowers to: draw funds from time to time; pay dividends following the occurrence of an event of default (both as defined in the related loan agreements); pay shareholders' loans; sell vessels and assets; and change the beneficial ownership or management of the vessels. Also, the covenants require our vessel owning subsidiaries to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage on the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. We were in compliance with our loan covenants during 2003 and 2004.

Quantitative and Qualitative Disclosure of Market Risk

        Interest Rate Fluctuation.    The international tanker and drybulk shipping sectors are capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains floating interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. We use financial instruments to reduce the risk associated with fluctuations in interest rates. We do not hold or issue instruments for speculative or trading purposes. Our exposure to interest rate risk relates primarily to our floating rate debt, which totaled $358.9 million at June 30, 2005. We have entered into interest rate swap agreements to manage our exposure to interest rate changes by swapping floating interest rates with fixed interest rates. At June 30, 2005, we had three swaps with a total notional principal of $64.3 million. These swap agreements mature between May and July 2010, and we estimate that we would pay $0.3 million to terminate these agreements as of June 30, 2005. Our net exposure to interest rate fluctuations is $294.6 million at June 30, 2005. Our net exposure is based on our total floating rate debt less the notional principal of our floating to fixed interest rate swaps.

        Following the closing of this offering, we expect to have total long-term debt outstanding of $413.2 million. Of this amount, $308.9 million will be floating rate debt. We have entered into four interest rate swaps which fix the interest rate exposure on $84.0 million notional value of debt. Accordingly, following the closing of this offering, we expect that our outstanding long-term debt with exposure to interest rate fluctuations will be $224.9 million.

        Interest Expense.    Our interest expense is affected by changes in the prevailing level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $0.5 million based upon our debt level at December 31, 2004.

        The following table sets forth the sensitivity of our loans A through F, outstanding as of December 31, 2004, in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis:

Interest Expense Sensitivity to 100 Basis Point Change in LIBOR	Net Difference in Earnings and Cash Flows
2005	$1,113
2006	1,034
2007	995
2008	875
2009	796

TOTAL	$4,773

        Inflation.    Although inflation has had a moderate impact on our trading fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

        Foreign Exchange Rate Risk.    We generate all of our revenues in U.S. dollars but incurred approximately 15.7% of our expenses in currencies other than U.S. dollars for the year ending December 31, 2004. For accounting purposes, expenses incurred in foreign currency are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction.

Hedging Practices

        Given that we generate all of our revenues in U.S. dollars and incur only a small percentage of our expenses in currencies other than U.S. dollars, we deem the exposure not significant enough to employ currency hedging strategies.

Off Balance Sheet Items

        We do not have any off balance sheet items.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. We evaluate our estimates frequently. These estimates are based on information that is currently available to us, and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our combined financial statements.

        Revenue Recognition.    Revenues are generated from freights in respect of voyage charters and contracts of affreightment, and hire received under time or period charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized ratably over the duration of the voyage from discharge port to discharge port. The operating results of voyages in progress at a reporting date are estimated and recognized pro rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. If the actual costs of the voyage differ from our estimates, it will impact our voyage revenues and related expenses for any voyages in progress at the end of the year.

        Impairment of long-lived assets.    We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted future operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine estimated undiscounted future cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis. If these estimates or their related assumptions change in the future, we may have to record impairment charges for these assets.

        Vessel Depreciation.    We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard (secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life). We believe that a 25-year depreciable life is consistent with the estimate typically used by other ship owners. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. Therefore, if these estimates are revised in the future, the amount of depreciation expense recorded each period will change.

        Deferred drydock costs.    Our vessels are required to be drydocked approximately every two to five years for major repairs and maintenance that cannot be performed while the vessels are operating. We defer the costs associated with drydocks as they occur and amortize these costs on a straight-line basis over the period between drydocks. Costs deferred as part of a drydock include actual costs incurred at the drydock yard, cost of fuel consumed between the vessel's last discharge port prior to the drydock and the time the vessel leaves the drydock yard, cost of hiring riding crews to perform the repairs on a vessel and the parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock, cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise the repairs and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with GAAP guidelines and industry-wide practice, and that our policy reflects the economics and market values of the vessels.

Recent Accounting Pronouncements

        SFAS 123R:    In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. This statement is a revision to SFAS No. 123, Accounting for Stock-Based Compensation, and APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective for annual periods beginning after December 15, 2005. As of December 31, 2004, we did not have any stock-based compensation plans. Since we expect to adopt an equity incentive plan prior to the completion of this offering, we will apply SFAS 123R to any equity awards granted, modified, repurchased or canceled after January 1, 2006.

        SFAS No. 151:    In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ".  .  .under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal as to require treatment as current period charges.  .  .  ." SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 apply to inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date SFAS 151 was issued. We expect that the adoption of SFAS 151 will not have an impact on our financial statements.

        SFAS No. 153:    In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, an amendment to APB Opinion No. 21. SFAS No. 153 addresses the measurement of exchanges of non-monetary assets. The provisions of SFAS No. 153 apply to non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. The provisions of SFAS No. 153 are required to be applied prospectively. We have not yet determined the impact of the adoption of SFAS 153, if any, on our combined financial position currently or in the future.

        SFAS No. 154:    In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3, to provide guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The provisions of SFAS 154 apply to fiscal years beginning after December 15, 2005 and are required to be applied prospectively. We expect that the adoption of SFAS 154 will not have an impact on our financial statements.

Subsequent Events

        Distribution of Dividends.    On March 1, 2005, we declared dividends for 2004 totaling $2.561 million. These dividends were paid on March 2, 2005, from our cash on hand. In addition, on March 7, 2005, we declared additional dividends for 2004 of $10.0 million, which were paid on March 31, 2005. On August 31, 2005, we declared a dividend for 2004 totaling $8.6 million, which was paid on September 6, 2005. Since these dividends represent distributions to existing shareholders prior to this offering, the transactions were given retroactive effect in the accompanying 2004 combined balance sheet.

        Acquisition of Vessels.    We intend to apply the net proceeds from this offering and our new secured credit facility to acquire all of the outstanding share capital of the nine vessel owning companies. The seller of the shares has agreed to pay off all the indebtedness of the nine vessel owning companies (approximately $276.7 million) and to deliver the nine vessel owning companies to us free of all debt other than minor debt incurred in connection with the operations of these vessels in the ordinary course of business. The purchase price for the nine vessel owning companies is $290.1 million, based on the fair market value of each vessel owning company on August 31, 2005, based on "desk appraisals" (appraisals that do not involve a physical inspection) by three independent marine brokers. The purchase price is subject to adjustment for net operating profits or losses during the period between August 31, 2005, and the delivery of the shares in the vessel owning companies to us. The assets and liabilities of the vessel owning companies are reflected in our combined financial statements using the combined historical carrying costs of those companies' assets and liabilities since the transaction will constitute a reorganization of companies under common control, and will be accounted for in a manner similar to a pooling of interests.

        Interest Rate Exposure Hedging.    On August 25, 2005, we entered into an interest rate swap transaction to effectively fix our interest rate exposure on $20.0 million of floating rate debt. This interest rate swap agreement expires on July 4, 2010.

        Management Agreements with EST.    Effective January 1, 2005, we and EST negotiated an amendment to the existing terms of the management agreements whereby the initial term of the appointment of EST was reduced from three years to one year. Furthermore, effective January 1, 2005, the daily fixed fee charged by EST for our vessels in operation has been increased to $515.

THE INTERNATIONAL TANKER & DRYBULK CARRIER INDUSTRY

Overview

        The maritime shipping industry is fundamental to international trade because it is the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods. In 2004, total annual world seaborne trade amounted to 6.9 billion tonnes, of which drybulk cargoes amounted to 2.4 billion tonnes and oil cargoes to 2.5 billion tonnes. The table set out below illustrates the evolution of the various categories of cargoes that comprise world seaborne trade:

World Seaborne Trade

	1990	1995	2000	2004(e)
	(Million tonnes)
Major Bulk	991	1,103	1,318	1,613
Minor Bulk	606	697	709	761
Container	246	389	628	918
Other Dry	626	729	944	1,011
Crude Oil	1,155	1,400	1,639	1,813
Oil Products	448	460	511	642
LPG	28	34	39	38
LNG	53	68	100	130

Total	4,153	4,880	5,887	6,926

Source: Clarkson Research
Data as of September 1, 2005

        Shipping is a global industry and its prospects are closely tied to the level of economic activity in the world. The world deep-sea cargo ship fleet comprises approximately 23,000 ships with a total capacity of 880 million dwt. There are four main segments in the shipping industry, namely tankers carrying such cargo as crude oil, petroleum products etc.; bulk carriers, which carry coal, grain etc; containerships, which carry only containers; and gas tankers, which carry mostly LPG and LNG.

World Deep Sea Cargo Fleet

	Fleet		Orderbook
	No.	Dwt	No.	Dwt
	(Million tonnes)
Tankers >10,000 dwt	3,935	339.0	1,126	88.1
Tankers <10,000 dwt	1,982	9.9	227	1.1
Drybulk Carriers	6,038	336.8	847	68.1
LPG Carriers	991	11.3	132	3.0
LNG Carriers	185	12.2	123	10.0
Containerships	3,539	106.6	1,211	55.5
Other	6,431	68.1	584	6.1

Total	23,101	883.9	4,250	2,319

Source: Clarkson Research
Data as of September 1, 2005

        Golden Energy is engaged principally in two distinct sectors of the global ocean shipping industry: oil shipping and bulk shipping. Set forth below is certain general information about these sectors. This information should be read in conjunction with the information concerning Golden Energy's business and its activities in each of these sectors contained in "Business."

        Golden Energy focuses on the Panamax sector in both the drybulk and oil transportation markets. Panamax size strictly refers to a vessel of maximum dimensions to fit through the Panama Canal,

although in practice the size range is more generally taken to include ships with cargo carrying capacity between 60,000 dwt and 80,000 dwt. Transiting the Panama Canal shortens the sailing distance between, for instance, major exporting regions for grains, coal and iron ore on the East Coast of South America and the U.S. Gulf and major importing countries in the Far East. In addition, Panamax tonnage offers a cargo size suitable for many end users and ship dimensions that allow trading to more ports compared to ships of larger sizes. These characteristics offer increased trading flexibility while maintaining satisfactory economies of scale.

Charter Market

        The chartering of vessels for a specified period of time or to carry a specific cargo is an integral part of the market for seaborne transportation of drybulk and oil cargoes. The charter market is highly competitive. Competition is based primarily on the offered charter rate, the location and technical specification of the vessel and the reputation of the vessel and its manager. Typically, the agreed terms are based on standard industry charterparties prepared to streamline the negotiation and documentation processes. The most common types of employment structures for a bulk carrier and a tanker are:

        Spot Market:    The vessel earns income for each individual voyage. Earnings are dependent on prevailing market conditions, which can be highly volatile. Idle time between voyages is possible depending on the availability of cargo and position of the vessel.

        Contract of Affreightment:    Contracts of affreightment are agreements by vessel owners to carry quantities of a specific cargo on a particular route or routes over a given period of time using ships of his choice within specified restrictions. Contracts of affreightment function as a long-term series of spot charters, except that the owner is not required to use a specific vessel to transport the cargo, but instead may use any vessel in its fleet.

        Time Charter:    A time charter is a contract for the hire of a vessel for a certain period of time, with the vessel owner being responsible for providing the crew and paying operating costs, while the charterer is responsible for fuel and other voyage costs. A time charter is comparable to an operating lease.

        Bareboat Charter:    The ship owner charters the vessel to another company (the charterer) for a pre-agreed period and daily rate. The charterer is responsible for operating the vessel and for payment of the charter rates, irrespective of the condition of the vessel. A bareboat charter is comparable to a finance lease.

        Pool Employment:    The vessel is part of a fleet of similar vessels, brought together by their owners in order to exploit efficiencies and benefit from a profit sharing mechanism. The operator of the pool sources different cargo shipment contracts and directs the vessels in an efficient way to service these contractual obligations. Pools can benefit from profit and loss sharing effects and the benefits of potentially less idle time through coordination of vessel movements, but vessels sailing in a pool will also be vulnerable to adverse market conditions.

Oil Tanker Industry

Overview

        Oil has been the world's primary energy source for a number of decades. In 2004, the consumption of oil accounted for approximately 37% of world energy consumption.(1) Daily oil demand has increased from approximately 75 million barrels per day to 84 million barrels per day from 1999 to 2005(2) , primarily as a result of global economic growth. Current proved oil reserves are approximately

1,188 billion barrels(3) and tend to be located in regions far from major consuming countries, which contributes to tanker demand.

(1)
BP Statistical Review, 2005, 38.
(2)
IEA Monthly Oil Market Report August 2005, 4.
(3)
BP Statistical Review, 2005, 4.

        Seaborne crude oil and oil products transportation is a mature industry. The two main types of oil tanker operators are independent operators that charter out their vessels for voyage or time charter use and major oil companies (including state-owned companies) that generally operate captive fleets. At present, the majority of independent operators hire their tankers for one voyage at a time in the form of a spot charter at fluctuating rates based on the existing tanker supply and demand. Charter rates are strongly influenced by the demand for, and supply of, vessel capacity.

        Oil tanker charter hire rates are very sensitive to these changes in demand for and supply of tankers and consequently are volatile. Pricing of crude oil transportation services occurs in a highly competitive global tanker charter market. Although some business is conducted directly between ship owners and charterers, often one or more brokers act as intermediaries.

        Crude oil tankers transport crude oil from points of production to points of consumption, typically oil refineries. Customers include oil companies, oil traders, large oil consumers, refiners, petroleum product producers, government agencies and storage facility operators. Additional tanker transportation is required for bulk movements of refined petroleum products.

        Product tankers normally carry these refined petroleum products, typically gasoline, jet fuel, kerosene, fuel oil and naptha which may be described as "dirty" or "clean" and sometimes "easy" chemicals depending upon the degree of refinement of the particular product. They typically have cargo handling systems that are designed to transport several different refined products simultaneously and have coated (e.g., epoxy) cargo tanks which (a) assist in tank cleaning between voyages involving different cargoes and (b) protect the steel from corrosive cargoes.

Demand

        Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity, geographic changes in oil production and consumption, oil price levels and inventory policies of the major oil and oil trading companies.

World Seaborne Crude & Product Trade

                              Source: Clarkson Research
Data as of September 1, 2005

        Tanker demand is a product of (a) the amount of cargo transported in tankers, multiplied by (b) the distance over which this cargo is transported. As shown in the table above, total seaborne oil trade has increased from 1.6 billion tonnes in 1990 to approximately 2.5 billion tonnes in 2004. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

        The distance over which oil is transported is the more variable element of the tonne-mile demand equation. It is determined by seaborne trading and distribution patterns, which are principally influenced by the locations of production and the optimal economic distribution of the production to destinations for consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances.

        World Oil Production.    In recent years, oil production by OPEC members has accounted for approximately 40% of world oil production, with Saudi Arabia, the largest OPEC producer, supplying between 8.5 and 10 million barrels per day. Other Middle East OPEC sources produce approximately an additional 10 to 12 million barrels per day. The Middle East is the most important load-region for VLCCs, which operate predominantly on long-haul journeys to major oil markets in North America, Europe and East Asia. Other OPEC producers supply around 10 million barrels per day, and include Venezuela, Nigeria, Algeria, Indonesia and Libya. These producers mainly supply regional markets and provide the majority of employment opportunities for mid-size crude tankers.

        Outside OPEC, production in the former Soviet Union has been increasing in recent years. Russia is now the largest oil producing country in the world. The International Energy Association or, the IEA, estimates that supply from the former Soviet Union reached 11.5 million barrels per day in the second quarter of 2005(4). The growth in production in the former Soviet Union has produced a sharp increase in seaborne crude oil exports out of the Black Sea and the Baltic Sea.

(4)
IEA Monthly Oil Market Report, August 2005, 47.

        Other major producing regions include the North Sea (5.5 to 6.5 million barrels per day in recent years) and North America (14.5 to 15.5 million barrels per day in recent years). Most North American oil is consumed domestically and so has little impact on tanker demand patterns.

        World Oil Demand.    The impact of strong growth in world oil demand has been felt in the market for oil transportation over the past few years. According to the IEA, world demand increased by 3.7% in 2004(5) , and it is expected to grow by a further 2.0% in 2005(6). Some of the fastest demand growth has been seen in China, India and the United States.

(5)
IEA Monthly Oil Market Report, August 2005, 4.
(6)
IEA Monthly Oil Market Report, August 2005, 4.

        United States.    According to the U.S. Energy Information Administration, or the EIA, between 1999 and 2004, U.S. net imports of crude oil have increased at a compounded annual growth rate of 2.8%(7). Between 1995 and 2005, U.S. crude oil production has declined in the aggregate by approximately 17.0%.

(7)
IEA Monthly Oil Market Report, August 2005, 42.

        China.    China leads developing countries in terms of both economic growth and industrial energy consumption. Chinese crude imports have increased by 34.0% in 2004(8) ..

(8)
Chinese Customs Statistics.

Supply

        The supply of ships is determined by the size of the existing fleet, the rate of deliveries of newbuildings, scrapping, casualties, the number of combined carriers carrying oil, the number used as storage vessels and the amount of tonnage in lay-up. The carrying capacity of the international tanker fleet, primarily influenced by the influx of newbuilding vessels and vessels scrapped, or tanker supply, is a critical determinant in pricing for tanker transportation services.

        Types of Tankers.    The global oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity. In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. The major types of vessels are:

Class of Tankers	Cargo Capacity (dwt)	Fleet (# of Ships)(1)	Typical Use
Ultra Large Crude Carrier ("ULCC")	>320,000	9	Long haul crude oil transportations from the Middle East Gulf to Northern Europe (via the Cape of Good Hope), to the Far East and to the U.S. Gulf.
Very Large Crude Carrier ("VLCC")	200,000–320,000	461	Long haul crude oil transportations from the Middle East Gulf to Northern Europe (via the Cape of Good Hope), to the Far East and to the U.S. Gulf.
Suezmax	120,000–199,999	327	Medium haul of crude oil from the Middle East and West Africa to the United States and Europe.
Aframax	80,000–119,999	655
			Short to medium haul of crude oil and refined petroleum products from the North Sea or West Africa to Europe or the East Coast of the United States, from the Middle East Gulf to the Pacific Rim and on regional trade routes in the North Sea, the Caribbean, the Mediterranean and the Indo-Pacific Basin.
Panamax	60,000–79,999	264	Short to medium haul of crude oil and refined petroleum products world-wide, mostly on regional trade routes.
Handy	10,000–59,999	2,219	Short haul of mostly refined petroleum products worldwide, usually on local or regional trade routes.

(1)
Includes ships above 10,000 dwt only. Data as of September 1, 2005.

        The level of newbuilding orders is a function primarily of newbuilding prices in relation to current and anticipated charter market conditions. Typically, delivery of a tanker occurs within 18 to 36 months after ordering. At September 1, 2005, the world tanker orderbook for vessels above 10,000-dwt was 88.1 million dwt, a 53% increase since the end of 2002 due to strong ordering levels in recent years. Shipbuilding capacity has increased in recent years and is set for further expansion over the rest of the decade.

        At any point in time, the level of scrapping activity is a function primarily of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Industry regulations also affect scrapping levels. For example, IMO regulations adopted in December 2003 brought forward the phase-out age of certain single hull tankers and banned single hull tankers from carrying certain heavy oil cargoes. Insurance companies and customers rely to some degree on the survey and classification regime to provide reasonable assurance of a tanker's seaworthiness and tankers must be certified as "in-class" in order to continue to trade. Because the costs of maintaining a tanker in-class rise substantially as the age of the tanker increases, tanker owners often conclude that it is more economical to scrap a tanker that has exhausted its anticipated useful life than to upgrade it to maintain it in-class.

        Tanker demolition averaged 17.5 million dwt per annum between 2001 and 2003 but fell to 7.8 million dwt in 2004. The average age of those tankers sent for scrapping 2004 was 27 years. 38% of the world tanker fleet is currently not double hull and by the end of 2007 it is estimated that approximately 5% of the current world tanker fleet will be phased out under IMO regulations.

World Tanker Fleet Overview by Vessel Size

Crude Oil and Product Tankers		Global Fleet
Vessel Class	Capacity (million dwt)	% of Total Fleet by dwt	Average Age (years)	% Double Hull	% On Order
ULCC and VLCC	137.2	40.5%	8.7	65%	21%
Suezmax	49.0	14.5%	9.2	76%	21%
Aframax	65.9	19.4%	9.7	73%	27%
Panamax	18.1	5.3%	10.8	66%	48%
Handymax	30.0	8.8%	9.4	75%	46%
Handysize	38.9	11.5%	14.9	50%	22%

Source: Clarkson Research
Data as of September 1, 2005

Suezmax Tankers

        Suezmax tankers engage in long- and medium- haul crude oil trades, such as from West Africa and the North Sea to the East Coast and Gulf Coast of the United States. This fleet has grown at between 3.8% and 5.6% per annum over the past three years. It is estimated that around 2% of the fleet will be phased out by the end of 2007 under IMO regulations and that 24% of the fleet is not double hull. The expected lifespan of a Suezmax tanker is approximately 25 to 30 years.

Suezmax Tanker Fleet Age Profile

                              Source: Clarkson Research
Data as of September 1, 2005

        Suezmax vessel earnings are volatile and difficult to predict, with average spot earnings during the first eight months of 2005 estimated to be 38% lower than the average figure for 2004, which itself was 78% higher than in 2003. Vessel values tend to be highly correlated with the freight market and values for modern secondhand tonnage have increased by around 60% since the end of 2003.

Suezmax Tanker Earnings(1)

                                             Source: Clarkson Research
Data as of September 1, 2005

                                             (1)    Average time charter equivalent ("TCE") earnings as calculated by Clarkson for three Suezmax routes using the assumptions for a Suezmax built in the early 1990s as described in Clarkson's Shipping Intelligence Weekly Sources & Methods.

Panamax Tankers

        Panamax tankers trade a variety of crude, clean and dirty products cargoes. They operate mainly in the Caribbean to US trades, but also in trading regions such as the North Sea, Far East and Mediterranean. They carry a significant proportion of the world's seaborne trade in heavy oil cargoes. This fleet grew by 1.5% and 1.7% in 2002 and 2003, respectively, but by 10.5% in 2004. It is estimated that approximately 12% of the fleet will be phased out by the end of 2007 under IMO regulations, but that 34% of the current fleet is non-double hull. Panamax vessel spot earnings have been high in recent years with average 2004 levels 48% higher than 2003. Secondhand vessel values have increased by approximately 68% since the end of 2003.

Panamax Tanker Fleet Age Profile

                              Source: Clarkson Research
Data as of September 1, 2005

Handymax Tankers

        Handymax tankers can be classed as those sized between 40,000 and 60,000 dwt. Handymax tankers comprise part of the largest concentration of product tankers because tankers of this size have the greatest flexibility in trade routes and port access. They can service many ports and utilize berthing facilities, which cannot accommodate larger tankers due to size limitations. This fleet has been growing strongly in recent years.

Handymax Tanker Fleet Age Profile

                            Source: Clarkson Research
Data as of September 1, 2005

        Over the past three years, spot earnings in the clean products market have been strong. Although these rates have declined since the beginning of 2005, they remain at or above long term averages. As shown by the chart below, recent increases in secondhand vessel values have leveled out, but prices remain very high. Historically, values have shown themselves to be highly volatile and cyclical.

Tanker Values

                                           Source: Clarkson Research. Taken from values published in Clarksons Shipping Intelligence Weekly and based on brokers' estimates and actual sales done.
Data as of September 1, 2005

Regulatory Environment

        National authorities and international conventions have historically regulated the oil and petroleum products transportation industry and since 1990, the emphasis on environmental protection has increased. Legislation and regulations such as the United States Oil Pollution Act of 1990, or OPA 90, United Nations-backed IMO protocols and classification society procedures, demand higher-quality vessel construction, maintenance, repair and operations. This development has accelerated in recent years in the wake of several high-profile accidents involving 1970s-built ships of single hull construction, first the "Erika" in 1999 and then the "Prestige" in November 2002. For example, in 2003 the IMO amended regulations to accelerate the phase-out of certain pre-1982 built single hull tankers to 2005, with all remaining single hull tankers removed by 2015 at the latest. In addition to IMO regulations, OPA 90 requires that all oil tankers entering U.S. waterways be exclusively double hull by 2015. Successive regulations place increasingly stringent age limits and quality requirements on vessels accepted at various ports around the world, with a view to protecting the environment. Charterers, port authorities, terminal operators, insurers and shippers have sought to enforce such regulations through the periodic inspection and vetting of vessels. The table below summarizes several regulations, which have altered the state of the industry. Such requirements are likely to increase the cost of ensuring aged ships are compliant, making older vessels less economical.

Summary of Selected Shipping Regulations

Regulation	Introduced	Features
OPA 90	1989	Single hull ships banned by 2010 in the U.S.
		Double sided and double bottom ships banned by 2015.
IMO MARPOL Regulation 13G	1992
Single hull ships banned from trading by their 25th anniversary.
		All single hull ships fitted with segregated ballast tanks may continue trading to their 30th anniversary after selected inspections Newbuildings must be double hull.
IMO MARPOL Regulation 13G	2001	Phase out of pre-MARPOL tankers by 2007. Remaining single hull tankers phased out by 2015.
IMO MARPOL Regulation 13G & 13H	2003
Phase out of pre-MARPOL tankers by 2005. Remaining single hull tankers phased out by 2010 or 2015, depending on port and flag states.
Single hull ships over 15 years subject Conditional Assessment Scheme.
		Single hull tankers banned from carrying heavy oil grades by 2005, 2008 for tankers between 600-5,000 dwt.
EU 417/2002	1999
25 year old single hull ships to cease trading by 2007 unless they apply hydrostatic balance methods or segregated ballast tanks.
		Single hull tankers fitted with segregated ballast tanks phased out by 2015.
EU 1723/2003	2003	Pre-MARPOL single hull tankers banned after 2005. Remaining single hull vessels banned after 2010. Single hull tankers banned from carrying heavy oil grades by 2003.

Bulk Carrier Industry

Overview

        Drybulk cargoes are used in many basic industries and in construction and can be divided into major bulk commodities and minor bulk commodities. Major bulks consist of iron ore, coal and grain.(9) Minor bulks cover a wide variety of commodities, such as forest products, iron and steel products, fertilizers, agricultural products, non-ferrous ores, minerals and petcoke, cement, other construction materials and salt.

        Charter rates are strongly influenced by the demand for, and supply of, vessel capacity because of the highly competitive nature of the charter market. Bulk carrier charter hire rates are very sensitive to these changes in demand for and supply and consequently are volatile.

Drybulk Demand

        Bulk carrier demand is a product of (a) the amount of cargo transported, multiplied by (b) the distance over which this cargo is transported. As illustrated in the chart below, world seaborne trade in

(9)
Grain includes wheat, coarse grains and soybeans. Clarkson Research includes bauxite, alumina, and phosphate rock as major bulk commodities in published reports but for the purposes of this document it includes only iron ore, coal and grain.

drybulk cargoes has grown from approximately 1.6 billion tonnes in 1990 to an estimated 2.4 billion tonnes in 2004, an average growth of 2.9% per annum. Since 1998, this growth has accelerated to 3.8% per annum. The distance over which the various drybulk commodities are transported is determined by seaborne trading and distribution patterns, which are principally influenced by the locations of production and consumption and their relative growth rates, as well as changes in regional prices of raw materials and manufactures such as coal, grain, and steel products.

            Source: Clarkson Research, based on industry sources
    Data as of September 1, 2005

        While the global drybulk trade has grown on a global basis, the relative importance of the Asia Pacific region as a key driver of the growth in that trade has increased, in part reflecting the globalization of trade and outsourcing of the manufacturing process. The main driver of growth in Asia Pacific trade in drybulk cargoes, primarily for iron ore imports, has been China. Chinese iron ore imports nearly quadrupled between 1999 and 2004, from around 55mt in 1999 to an estimated 208mt in 2004, a compounded average growth rate of 30% per annum. The rapid increase in Chinese iron ore imports alone accounted for an estimated 31% of the overall growth in global drybulk trade over the last five years.

Drybulk Supply

        The bulk carrier fleet is generally divided into four major vessel types based on carrying capacity as illustrated in the table below:

Class of Drybulk Carriers	Cargo capacity (dwt)	Fleet (# of ships)(1)(2)	Typical Use
Capesize	>80,000	704	Long haul iron ore and coal transportation for use in the steel industry and power stations.
Panamax	60,000–80,000	1,201	Typically carry coal and grains as well as a number of industrial metals such as alumina/bauxite. Also involved in iron ore and minor bulk trades.
Handymax	40,000–60,000	1,366	Primarily employed carrying steel and forest products, grain, coal, cement, fertilizer, sugar and minerals.
Handysize	10,000–40,000	2,767	Carry variety of bulk cargoes. Often employed on short haul trades.

Source: Clarkson Research

(1)
Excludes combination carriers and Great-Lakes-only vessels. Includes vessels above 10,000 dwt only.

(2)
Data as of September 1, 2005.

        The supply of drybulk carriers is a function of new bulk carrier deliveries, scrapping and loss of tonnage. The level of newbuilding orders is a function primarily of newbuilding prices in relation to current and anticipated charter market conditions. Typically, delivery of a bulk carrier occurs within 12 to 36 months after ordering. The cost of a newbuilding is affected by a number of factors, including overall demand for varying types of large seagoing vessels, shipyard capacity and costs of raw materials such as steel. At September 1, 2005, the world bulk carrier orderbook was 61.8 million dwt, a 115% increase since the end of 2002.

        At any point in time, the level of scrapping activity is affected by, among other factors, current and expected charter rate conditions, scrap prices, the age profile of the fleet, the levels of secondhand values in relation to scrap values, as well as operating, repair and survey costs and the impact of regulations. Aging vessels typically require substantial repairs and maintenance to conform to industry standards, including repairs made in connection with periodic surveys by classifications societies and drydockings.

Age and Size of the World Drybulk Carrier Fleet(1)

Class	Size (dwt)	Number	Million dwt	Average Age (years)(2)	No.	dwt	Orderbook % of Fleet(3)
Capesize	Over 80,000	704	113.0	11.0	250	36.7	35.2%
Panamax	60–70,999	1,201	85.3	11.7	176	13.3	15.6%
Handymax	40–59,999	1,366	64.4	11.3	252	13.5	20.9%
Handysize	10–39,999	2,767	74.0	19.4	169	4.6	6.3%
Total		6,038	336.8	15.0	847	68.1	21.1%

Source: Clarkson Research

(1)
Includes vessels above 10,000 dwt only. Excludes combination earners and Great-Lakes-only vessels. Data as of September 1, 2005.

(2)
By number of vessels.

(3)
Percentage of fleet in dwt terms.

World Bulker Fleet Age Profile

              Source: Clarkson Research
    Data as of September 1, 2005

Panamax Bulk Carriers

        Panamax bulk carriers engage in long- and medium- haul trade in several drybulk commodities. The underlying demand for Panamax vessels is driven by three industries: steel production, thermal power generation and grain. The majority of iron ore, coal and grain shipments supply the two major importing regions of East Asia and Europe. Panamax iron ore and coal shipments are sourced primarily from Australia, South Africa and the Americas, plus Indonesia and China, while the main grain loading areas are the U.S. Gulf / West Coast, South America and Australia.

        The expected average lifespan of a Panamax bulk carrier is approximately 26 years. However, due to the strength of the charter market, there have not been any publicly reported sales of Panamax drybulk carriers for demolition since 2003.

Panamax Bulker Fleet Age Profile

            Source: Clarkson Research
    Data as of September 1, 2005

The charter market

        The drybulk industry has been highly unpredictable, experiencing volatility of charter rates and vessel values resulting from changes in the supply of and demand for drybulk cargoes. The degree of charter rate volatility has varied over time and among different sizes of bulk carriers. Freight rates for large vessels tend to be more volatile, on average, due to their reliance on a few key commodities and routes. The monthly average trip charter rates for Panamax vessels since 1993 are plotted in the graph below. As of August 2005, the monthly average Panamax trip charter rate was about $14,800/day, or 13% above the historical average since 1993.

Average Trip Charter Rates(1)

                     Source: Clarkson Research
      Data as of September 1, 2005

    (1)
    Average trip charter rates refer to the monthly average of weekly (Friday) rates for Panamax vessels across four routes as defined in Clarkson Research's Shipping Intelligence Weekly Sources and Methods document.

        Secondhand vessel values tend to be highly correlated with the freight market. As of August 2005, the estimated value of a five-year old 73,000 dwt Panamax bulk carrier was $38 million, or 79% above the historical average since 1993.

Secondhand Vessel Values(1)

              Source: Clarkson Research
      Data as of September 1, 2005

      (1)
      This time series is composed of subjective monthly price assessments by brokers at Clarksons for a five year old Panamax bulk carrier and refer to changing vessel specifications over time, such as increasing vessel size.

BUSINESS

Our Company

        We are a newly-formed international shipping company that was formed to transport a variety of drybulk commodities and petroleum products. Following delivery to us later this year of nine Panamax drybulk carriers, which we (through our newly-formed intermediate holding company, Grand Prix Corp.) have agreed to acquire from our affiliate Lincoln, as well as the one tanker under construction, we will own and operate a diversified fleet of 21 vessels. This fleet will consist of nine Panamax drybulk carriers, two Suezmax crude oil tankers, six Panamax product tankers and four Handymax product tankers. We believe that our fleet is one of the youngest fleets in the world, with an average age of 4.1 years as of October 31, 2005.

        We intend to continue to grow the size of our fleet following this offering through timely and selective acquisitions of additional new and secondhand tankers, drybulk carriers and other types of vessels or through whole or partial fleet acquisitions that complement our business strategy and are accretive to earnings and dividends per share. We believe that the experience of our management team in locating and acquiring suitable vessels and fleets and managing our expansion to date will assist us in this process.

        Other than the secured credit facility that we have entered into in connection with our acquisition of the nine drybulk carriers, we do not believe that we will be required to raise additional funds during the next six months in order to operate our business, unless we decide to acquire any individual vessels or fleets. We believe that the proceeds of this offering together with our cash on hand, funds available to be drawn under our credit facilities and operating cash flows will be sufficient to meet our vessel operating expenses, general administrative expenses and financial obligations as they become due. Our belief is based on the amount of cash that will be derived from our current charters and on our management's assessment of the state of the charter market over the next six months. We do not anticipate a material change in the number of our employees.

Our History and Corporate Structure

        Golden Energy Marine Corp. is a newly formed holding company incorporated under the laws of the Marshall Islands. We own each of our vessels through separate wholly-owned subsidiaries incorporated in the British Virgin Islands or the Cayman Islands. Following our incorporation in February 2005, companies owned by our existing shareholders contributed to us all of the issued and outstanding stock of three Marshall Islands holding companies in exchange for all our then outstanding stock. These three holding companies, Petronaft S.A., Emaroil Co. and Sodinave Ltd., own our twelve tankers indirectly through 12 separate vessel owning subsidiaries. Each of the three holding companies was incorporated in the Marshall Islands on June 25, 2003 to acquire through separate subsidiaries the tankers that now comprise our fleet. Following their respective formations in June 2003, Petronaft S.A., Emaroil Co. and Sodinave Ltd. became the owners of six, four and two separate vessel owning subsidiaries, respectively. Each of these vessel owning companies had previously entered into a shipbuilding contract with one of three shipyards for the construction of one of our 12 tankers, with deliveries expected at various dates from 2003 through 2005. In July 2003, a subsidiary of Petronaft S.A. took delivery of the first vessel, "Energy Century." At various dates during 2004, five of these wholly-owned subsidiaries took delivery of the next five of our tankers, "Energy Commander," "Energy Conqueror," "Energy Pride," "Energy Protector" and "Energy Pioneer." As of December 31, 2004, the other wholly-owned subsidiaries were each committed to take delivery of the vessels then remaining under construction. Five of these vessels were delivered in the first nine months of 2005, and we expect delivery of the remaining vessel by October 31, 2005.

        In September 2005, we (through our newly-formed intermediate holding company, Grand Prix Corp.) entered into an agreement to acquire the nine vessel owning subsidiaries that own our nine drybulk carriers from Lincoln, which we expect to take delivery of within 14 days after the closing of the offering. For a full discussion of our subsidiaries' histories and development, as well as organizational charts that identify our subsidiaries and the vessels that they own, see Note 1 to our combined financial statements included elsewhere in this prospectus. We maintain our principal executive offices at 2 Gamma Street, 167 77 Elliniko, Athens, Greece. Our telephone number at that address is (011) (30) (210) 894 5110.

Our Fleet

        Our Drybulk Fleet.    We will use the net proceeds of this offering and our new secured credit facility to purchase a fleet of nine Panamax drybulk carriers from Lincoln, which have a total capacity of approximately 660,000 dwt. These drybulk carriers were part of the fleet acquired by our affiliate from MISC, in December 2004. Lincoln has agreed to deliver these vessels to us within 14 days of the closing of this offering.

        Our drybulk carriers transport drybulk commodities on global trading routes, including from Australia and South America to the Far East. These drybulk commodities include major commodities such as coal, iron ore, grains as well as minor drybulk commodities such as steel, sugar and fertilizer. The average age of our drybulk carriers is approximately 8.9 years, compared to an average worldwide drybulk fleet industry age of 15 years (calculated for vessels above 10,000 dwt).

        Our Tanker Fleet.    Our tanker fleet consists of 12 vessels with a total capacity of approximately 946,000 dwt. We currently own 11 of these vessels, consisting of two Suezmax crude oil tankers, four Handymax product tankers and five Panamax product tankers. The remaining vessel, a Panamax product tankers, is currently under construction for us with delivery expected by October 31, 2005. We acquired the vessels in our tanker fleet from our present shareholders in exchange for our issued and outstanding common stock.

        All the vessels in our tanker fleet are double hull in order to meet IMO regulations banning all single hull tankers by 2010 or 2015 depending on the port or flag state. Currently, 38% of the worldwide tanker fleet is not double hull. Our product tankers, such as our Panamax and Handymax tankers, are generally used to transport refined petroleum products to consuming regions of the world, primarily the United States, Europe and Asia. Our product tankers are designed to transport several different refined petroleum products simultaneously in segregated, coated cargo tanks that are coated with an epoxy-based paint that allows us to carry an array of petroleum products. These petroleum products typically include gasoline, jet fuel, kerosene, naphtha, and heating oil. Our crude oil tankers, such as our Suezmax tankers, are used to transport crude oil typically from oil producing regions, such as West Africa and the Arabian Gulf, to refining regions located throughout the world. The average age of our tanker fleet is approximately 0.6 years, compared to a worldwide tanker fleet average of 11.7 years (calculated for vessels above 10,000 dwt).

        Our fleet consists of the following vessels:

Vessel Name	Dwt	Year Built	Vessel Type	Flag	Current Charter Status
Tankers
Energy Sprinter	159,089	2005	Suezmax	Isle of Man	Spot Market
Energy Skier	159,000	2005	Suezmax	Isle of Man	Spot Market
Energy Century	70,201	2003	Panamax	Isle of Man	Period Charter
Energy Commander	70,681	2004	Panamax	Isle of Man	Period Charter
Energy Conqueror	70,616	2004	Panamax	Isle of Man	Consecutive Voyage Charter
Energy Challenger	70,500	2005	Panamax	Isle of Man	Spot Market
Energy Champion	70,500	2005	Panamax	Isle of Man	Spot Market
Energy Chancellor*	70,500	2005	Panamax	Isle of Man	Under Construction
Energy Power	51,384	2005	Handymax	Isle of Man	Period Charter
Energy Pride	51,318	2004	Handymax	Isle of Man	Spot Market
Energy Protector	51,314	2004	Handymax	Isle of Man	Period Charter
Energy Pioneer	51,244	2004	Handymax	Isle of Man	Spot Market
Sub-Total	946,347
Drybulk Carriers**
Elbe Max	73,148	1999	Panamax	Isle of Man	Spot Market
Ghent Max	73,220	1998	Panamax	Isle of Man	Spot Market
Antwerp Max	73,144	1998	Panamax	Isle of Man	Spot Market
Ostende Max	73,207	1998	Panamax	Isle of Man	Spot Market
Brugge Max	73,056	1998	Panamax	Isle of Man	Spot Market
Bergen Max	73,496	1994	Panamax	Isle of Man	Spot Market
Hamburg Max	73,498	1994	Panamax	Isle of Man	Spot Market
Bremen Max	73,503	1993	Panamax	Isle of Man	Period Charter
Miden Max	73,515	1993	Panamax	Isle of Man	Spot Market
Sub-Total	659,787
Total	1,606,134

*
We intend to take delivery of this tanker upon the completion of its construction following the closing of this offering. The Panamax tanker, "Energy Chancellor" is scheduled to be delivered by October 31, 2005.

**
We intend to acquire these drybulk carriers within 14 days following the closing of this offering. All of these drybulk carriers were a part of the MISC acquisition.

Our Competitive Strengths

        We believe that we possess a number of competitive strengths in our industry:

  •
  Diverse fleet.    Our fleet's diversity in size, product, trade route and pricing helps us to minimize the effects of volatility in the drybulk and tanker sectors, to provide our customers with a variety of shipping options and to maximize our fleet utilization. Our Panamax and Handymax product tankers are capable of carrying both dirty and clean petroleum products and switching between products within a short period of time. This flexibility expands the number of products we can transport and the trade routes that we can serve, which allows us to achieve higher utilization rates and reduces our time in ballast. The Suezmax tankers are operated in the more volatile spot market and give us the ability to take advantage of high charter rates in strong markets. The Panamax drybulk carriers are considered the workhorses of the drybulk transport sector because of their ability to transport various cargoes such as coal, iron ore and grains on numerous international routes and to trade to and from a broad range of ports with varying depth restrictions.

  •
  Modern, well-maintained fleet.    We have a modern, high quality and well-maintained fleet. This provides us with a competitive advantage in securing employment for our vessels, reduced maintenance and operating costs and reduced down time on our vessels. To preserve the quality of our fleet, we conduct vessel inspections more frequently than required by ISM Code regulations, and we have rigorous continuous maintenance and testing programs for our vessels and crews. The tankers in our fleet are all double hull and have received favorable ratings from several major oil companies. All our vessels are ISM certified. Our drybulk carriers have an average age of 8.9 years and were built by Hyundai and Natsushima, all reputable, established shipyards. Our tankers have an average age of 0.6 years and were built or are being built by Hyundai and STX. In addition, all our product tankers are coated with an epoxy-based paint, which increases the types of cargoes that they may carry and reduces the amount of turnaround time spent cleaning between voyages when there is a change in the type of cargo being carried.

  •
  Strong customer relationships.    Our senior management team has established and maintained relationships with, and has achieved acceptance by, leading charterers, major national and private industrial users, commodity producers and traders around the world. Our customers include, among others, BHP Billiton, BP p.l.c., Cargill Incorporated, ChevronTexaco Corp., Exxon Mobil Corporation, Glencore International A.G., the Louis Dreyfus Group, Sempra Energy, The "Shell" Transport and Trading Company, p.l.c., Total S.A., Valero Energy Corporation and Vitol S.A.

  •
  Experienced management team.    Our Chief Executive Officer, Dale Ploughman, has more than 40 years of experience in the shipping industry, including experience managing large fleets of vessels. He negotiated one of the single largest fleet acquisitions in the world in 2004, the 32-vessel acquisition from MISC. In addition, as of the closing of this offering, our five senior executive officers and key employees have more than 370 combined years of experience in the shipping industry, including experience operating a large and diversified fleet and identifying and acquiring suitable vessels to fit within tailored growth plans.

  •
  Efficient and dependable vessel operations.    Our fleet manager, EST, is an affiliate that has established a reputation as an efficient and dependable fleet manager. During the past 32 years, EST has managed and operated 120 vessels across a variety of shipping sectors such as drybulk carriers, container vessels, crude oil tankers, product tankers and refrigerated cargo vessels. We believe that EST maintains high standards of operation, vessel technical condition, safety and environmental protection. EST is the first and only shipping company in the world to receive the "EFQM Committed to Excellence in Europe" award given by the European Foundation of Quality Management. In addition, the managing director of EST was named the "European Quality Leader 2005" by the European Organization of Quality. EST contains operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and, through affiliated companies, by retaining and training qualified crew members. EST is ISM certified and ISO 9001 and 14001 compliant.

  •
  Uniform fleet consisting of five groups of sister ships.    Our tankers fall within three groups of sister ships and our drybulk carriers fall within two groups of sister ships. Sister ships are designed and built upon similar design specifications and, therefore, use substantially the same parts and equipment. We believe that sister ships enhance our profitability by increasing our operating efficiency and create economies of scale. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet managers to apply their technical knowledge of one vessel to all vessels of the same group. In addition, operating a fleet of sister ships creates economies of scale that enable us and our customers to realize cost savings when maintaining, supplying and crewing our vessels.

Our Business Strategy

        We focus our business strategy on employing our modern, diversified fleet in both the spot market and on period charters in a manner that maintains our financial flexibility and produces attractive cash flow.

        The principal elements of our business strategy consist of:

  •
  Pay dividends out of available cash.    We currently intend to pay regular cash dividends on a quarterly basis, beginning with an estimated dividend of $0.48 per share in January 2006 (based upon the first three months of operations after the offering), subject to applicable law and the limitations discussed in "Dividend Policy" below. The declaration and payment of dividends will be subject to the discretion of our board of directors.

  •
  Maintenance of diversified fleet and fleet expansion through acquisitions.    We intend to maintain a diversified fleet of drybulk carriers and tankers. We intend to grow our fleet through timely and selective acquisitions of vessels and whole or partial fleets when the acquisition fits within our growth strategy. Depending on prevailing market conditions and available opportunities, we will pursue strategic acquisitions in both the tanker and drybulk sectors among all size categories. We intend to enhance our worldwide presence in both shipping sectors with a fleet capable of servicing virtually all major ports and routes used for the seaborne transportation of key petroleum products, coal, iron ore and other commodities and raw materials.

  •
  Maintain financial flexibility.    We intend to pursue a financial strategy that maximizes our flexibility. In addition to using free cash flow to pay dividends, we plan to maintain a reserve for growth and to limit our outstanding indebtedness to readily serviceable levels. We believe this financial strategy will provide us with the flexibility to pursue growth opportunities such as vessel and fleet acquisitions that are accretive to our earnings and cash flow. We also believe that this strategy will allow us to remain consistently competitive and possibly to capitalize on adverse market conditions.

  •
  Balanced fleet employment.    We intend to actively and strategically employ our fleet between long-term period charters and spot charters. Period charters generate relatively predictable cash flows, which can be used to pay fixed costs, while spot charters generate relatively high revenues during favorable markets.

Chartering of the Fleet

        We actively manage the employment of our fleet between the spot market (through voyage charters and trip time charters), which generally last from ten days to four months and period charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under period charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both spot market and period charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

        Vessels operating on period charter provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker or drybulk rates, although we are exposed to the risk of declining tanker or drybulk rates, which may be higher or lower than those rates at which we have period chartered our vessels. We are constantly evaluating opportunities to increase the number of our drybulk carriers and tankers employed on period charters. We intend to employ approximately half our vessels under period charters with major oil charterers and drybulk cargo carriers in order to balance our exposure to fluctuations in the spot market and to generate more stable revenues. In general, we only expect to enter into period charters when we can obtain contract terms with quality, reputable charterers who have high standards and the financial capability to meet their obligations under the charterparties.

        We provide the commercial management for our vessels. At the present time, seven of our tankers are operated in the spot market and four tankers are employed under period charters. We continually monitor developments in the shipping industry and make charter-related decisions based on market conditions and our cash needs. We historically have operated our vessels in both the spot market, which allows us to take advantage of potentially higher market rates, and under period charters, which allows us to manage our cash flows and achieve the high utilization rates that are associated with longer-term fixed employment under period charters. In general, we intend to continue to operate some of our vessels in the spot market and some of our vessels under period charters. We believe that this balanced approach to chartering will provide us with relatively stable revenue streams while enabling us to participate in favorable market developments.

        Following the closing of this offering, we intend to deploy our two Suezmax tankers and approximately 50% of the rest of our fleet in the spot market and the other 50% under period charters of at least one year.

        Our main customers in the tanker sector include several major oil companies, such as ChevronTexaco Corp., Exxon Mobil Corporation, The "Shell" Transport and Trading Company, p.l.c., Total S.A., BP p.l.c., Valero Energy Corporation, Vitol S.A. and Glencore International A.G. Upon taking delivery of the drybulk carriers that we will acquire after the completion of this offering, we expect that our main customers in the drybulk sector will include companies such as Cargill Incorporated, BHP Billiton, Swiss Marine Corporation Ltd. and the Louis Dreyfus Group. During the year ended December 31, 2004, four of our customers accounted for more than 10% of our voyage revenues, namely, ChevronTexaco Corp., Glencore International A.G., The "Shell" Transport and Trading Company, p.l.c. and Vitol S.A. During 2003, approximately 100% of our revenue was derived from one charterer, namely Vitol S.A. Given our exposure to, and focus on maintaining a presence in, the spot market, we do not foresee any one client providing a significant percentage of our income over an extended period of time.

Technical Management of the Fleet

        We will outsource substantially all of our technical functions relating to the operation and employment of our vessels to EST pursuant to separate ship management agreements between each of our vessel owning subsidiaries and EST. Under these ship management agreements, EST is responsible for all technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking, payment of vessel taxes and other vessel operating activities. EST is also required under our ship management agreements to maintain, at our expense, insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances) and war risk insurance. These ship management agreements each have an initial term, which expires on December 31, 2005. Under the ship management agreements, EST receives a monthly fee of $3,000 per vessel for vessels under construction that we have contracted but which have not yet been delivered to us, and a daily fee of $515 per vessel for all vessels from the time of their delivery into our fleet. EST or other unaffiliated management companies may provide the technical management for any additional vessels that we may acquire in the future.

        The ship management agreements will expire on December 31, 2005 and will be automatically renewed unless one party gives notice in writing that it wishes to terminate. Either party may terminate these management agreements on two month's notice following the expiration of the initial term. In addition, these agreements may be terminated if any of the following occur: (1) certain events of bankruptcy or liquidation of either party; (2) a material breach by either party, which is not remedied by within a specified period of time; or (3) the sale or total loss of a vessel, the sale or transfer of a shipbuilding contract. Amendments to and extensions of any ship management agreement will be approved only with the affirmative vote of a majority of our board of directors.

        EST has provided technical management services to vessel owners in a variety of shipping sectors such as drybulk carriers, container vessels, crude oil, product tankers and as refrigerated cargo vessels, or reefers. EST is currently the fleet manager for approximately 80 vessels, including seven vessels currently under construction. EST has managed over 120 vessels since its inception in 1973. EST's technical management services include technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, insurance provision as well as supply provisioning. EST has obtained documents of compliance for its office and safety management certificates for the vessels under its management as required by the ISM Code. It is compliant with ISO 9001 and 14001, the International Organization for Standardization's quality and environmental management standards, respectively. EST maintains its ability to meet the quality management standards required by the ISM Code effectively because of its dedication to safety and training.

        We believe we will derive significant benefits from our relationship with our technical manager, including the operational efficiencies created through our technical manager's operation of a large managed fleet and recognition in the market as a quality leader. EST is the first and only shipping company to receive the "EFQM Committed to Excellence in Europe" award given by the European Foundation of Quality Management. In addition, the managing director of EST was named the "European Quality Leader 2005" by the European Organization of Quality. These benefits are fundamental to the successful implementation of our strategy. We believe that these advantages will enable us to compete effectively with companies that have larger tanker and drybulk fleets than ours.

Crewing and Employees

        As of the completion of this offering, we will employ approximately 20 shore-based people located in Greece and retain approximately 835 seafarers, of which approximately 67% will be employed on a vessel at any given time. EST will be responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels, ensuring that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions. As of December 31, 2004, we had two shore-based employees. Our employees are not represented by a union in connection with their employment with us.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. We typically arrange our charters with major oil companies directly and with other customers through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with other owners of tankers in the Suezmax, Panamax and Handymax sectors and drybulk carriers in the Panamax sector. These shipbrokers advise us on a continuous basis the availability of cargo for any particular vessel. There may be as many as four shipbrokers involved in any one charter. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time. The terms of the charter, including broker commissions, are based on industry standards.

Share Exchange Agreement

        On February 28, 2005, we entered into a share exchange agreement with Sun Energy Holdings Corp., Cosmos Energy Ltd., Global Equity Investment Corp. and United Capital Advisors Inc. Pursuant to this agreement, these companies contributed all of the issued and outstanding shares of Petronaft S.A., Sodinave Ltd., Emaroil Co., Golden Energy Management S.A. of the Marshall Islands and Golden Energy Management S.A. of Liberia to us in exchange for all of our issued and outstanding common shares. Petronaft, Sodinave and Emaroil became intermediate holding companies owned by us, which in turn own 12 separate vessel owning subsidiaries. These 12 vessel owning subsidiaries own our 11 current vessels, consisting of two Suezmax tankers, five Panamax product tankers and four Handymax product tankers, and one Panamax product tanker that is under construction with delivery scheduled by October 2005.

Acquisition of Nine Drybulk Carriers

        On September 13, 2005, we (through our newly-formed intermediate holding company, Grand Prix Corp.) entered into an amended and restated purchase and sale agreement with Lincoln, a subsidiary of First Financial Corp., an affiliated company beneficially owned by our existing shareholders, that upon the successful completion of this offering, we will acquire from Lincoln, as seller, all of the issued and outstanding shares of nine vessel owning companies. These vessel owning companies will own the drybulk carriers that will be a part of our fleet following the closing of this offering. Lincoln, through these nine vessel owning companies, completed its acquisition of these vessels from a third party on April 20, 2005. Lincoln has agreed to pay off all bank debt (approximately $276.7 million) and to deliver the nine vessel owning companies to us free of all debt other than minor debt incurred in connection with the operations of these vessels in the ordinary course of business. As a result, we will acquire these nine vessel owning companies free of any debt, liens or mortgages other than minor debt incurred in connection with the operations of these vessels in the ordinary course of business. All of the vessels will be delivered with their current employment in place. The purchase price for the nine companies is based on the fair market value of each vessel owning company based on "desk appraisals" (appraisals that do not involve a physical inspection) performed on August 31, 2005 by three independent marine brokers and is subject to adjustment for net operating profits or losses during the period between August 31, 2005 and the delivery of the shares in the vessel owning companies to us. Please see "Related Party Transactions."

Environmental and Other Regulation

        Government regulation significantly affects our operations, including the ownership and operation of our vessels. Our operations are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered, including OPA 90, CERCLA, the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound emission requirements, the IMO / U.S. Coast Guard pollution regulations and various International Convention for the Safety of Life at Sea, or SOLAS, amendments, as well as other regulations. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

        A variety of governmental and private entities, each of which may have unique requirements, subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation—International Maritime Organization ("IMO").

        The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters and other environmental requirements. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. EST has informed us that a plan to comply with the Annex VI regulations, including any necessary ship modifications, is in place, and we believe we are in substantial compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

        The operation of the Company's vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in the fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations—The U.S. Requirements.

        The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, primarily through the United States Oil Pollution

Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are liable without regard to fault (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

        OPA limits liability to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). OPA also limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These OPA limits of liability do not apply if an incident was caused by violation of certain construction or operating regulations or a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

        We currently maintain for each of our vessel's pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely hurt us.

        The financial responsibility regulations issued under OPA require owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility in the amount of $1,500 per gross ton, which combines the OPA limitation on liability of $1,200 per gross ton and the CERCLA limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty and are required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

        The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company has complied with the Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

        OPA expressly permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws.

OPA 90 also amended the Federal Water Pollution Control Act, or Clean Water Act, to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a "worst case" scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a "worst case discharge." In addition, periodic training programs for shore and response personnel and for vessels and their crews are required. The U.S. Coast Guard has approved our vessel response plans.

        In addition, a U.S. District Court has ruled recently that the United States Environmental Protection Agency, or EPA lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the Clean Water Act and ordered the EPA to repeal regulations it had adopted exempting discharges of ballast water from such permitting requirements. Unless this decision is overturned on appeal or the relief in question is modified, vessels entering waters subject to the Clean Water Act's jurisdiction would be required to have a permit to discharge ballast water. This could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements at substantial cost and/or otherwise restrict some or all of our vessels from entering waters in the United States that are subject to this ruling.

        We believe we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where the Company's vessels call.

Environmental Regulation—Other Environmental Initiatives.

        The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

        Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.6 million plus approximately $919 per gross registered ton above 5,000 gross tons with an approximate maximum of $130.8 million per vessel. As the CLC calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates as of June 30, 2005. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

  Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created

International Ship and Port Facilities Security (ISPS) Code. We are in compliance with the ISPS Code. Among the various requirements are:

  •
  on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

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  on-board installation of ship security alert systems;

  •
  the development of vessel security plans; and

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  compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will require us to expend any significant funds with respect to our existing fleet or have a material financial impact on our operations.

  Inspection by Classification Societies

        Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

        Annual Surveys:    For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

        Intermediate Surveys:    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

        Special Surveys:    Special surveys, also known as class renewal surveys, are carried out every five years for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. This process is also referred to as continuous class renewal. We have made arrangements with the classification societies for our vessels to be on a continuous survey cycle.

        Currently our vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2006	7	2006	0
2007	10	2007	0
2008	4	2008	7
2009	0	2009	8
2010	0	2010	6

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Bureau Veritas or Det Norske Veritas, as the case may be. All vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

  General

        The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise (bareboat) charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, we cannot insure against all risks, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

  Hull and Machinery Insurance

        We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles in amounts ranging from $100,000 to $150,000.

        We also arranged increased value insurance for all of the vessels. Under the increased value insurance in case of total loss of the vessel we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities, which are not recoverable in full by the hull and machinery policies by reason of under insurance.

  Protection and Indemnity Insurance

        Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Legal Proceedings

        To our knowledge, we are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Properties

        We do not own any real property. Under the terms of an office usage agreement with an affiliate, we have the use of office space at no additional charge. See "Related Party Transactions."

Exchange Controls

        Under Marshall Island law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

NEW SECURED CREDIT FACILITY

        We have entered into a loan agreement with a group of lenders in connection with a secured credit facility in the amount of $167.8 million, which we refer to as our new secured credit facility. Borrowings under our new secured credit facility will be used to finance a portion of the purchase price for the shares of the nine vessel owning companies. The nine vessel owning companies are the borrowers under the new secured credit facility, and we and Grand Prix Corp. act as guarantors. Our new secured credit facility has a term expiring on June 30, 2015, and the borrowings under this credit facility bear interest at a rate of LIBOR plus a margin of 0.875%. This loan is repayable in 39 consecutive quarterly-annual installments from 2005 through 2015, with a balloon payment of $17.5 million together with the last installment.

        Our new secured credit facility is secured by:

  •
  first-priority mortgages on the nine Panamax drybulk carriers;

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  first-priority assignment of all earnings and insurance policies of the nine Panamax drybulk carriers;

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  first-priority charge or pledge on the operating account of each vessel owning company opened with the lender;

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  an undertaking by the ship management company;

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  first-priority charge or pledge on the liquidity account to be opened by Grand Prix Corp. with the lender; and

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  subordinated security on any interest swap or hedging instruments relating to the facility.

        Our new secured credit facility contains certain covenants that prohibit or restrict us and the nine vessel owning companies from, among other things:

  •
  incurring additional indebtedness;

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  permitting liens on the nine Panamax drybulk carriers;

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  selling any of the nine Panamax drybulk carriers; and

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  changing the flag, class, management or ownership of the nine Panamax drybulk carriers.

        Furthermore, the facility contains customary financial covenants requiring, among other things, that:

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  our aggregate consolidated financial indebtedness shall not exceed 70% of our market value adjusted consolidated assets;

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  the market value of the nine Panamax drybulk carriers be at least 125% of the outstanding loan amount;

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  we maintain a cash reserve of $0.5 million per vessel owned;

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  we will not distribute any dividends in the case of an event of default; and

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  we provide the lender with annual and quarterly financial statements and all borrowers and guarantors provide any financial or operational information reasonably requested by the lender.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Messrs. Elliott, Kontogouris and Varouxakis have agreed to serve on our audit committee, and Messrs. Varouxakis and Kontogouris have agreed to serve on our compensation committee. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our executive officers and directors is 2 Gamma Street, 167 77 Elliniko, Athens, Greece.

Name	Age	Position
Kostas Koutsoubelis	50	Chairman and Director
Dale Ploughman	58	President, Chief Executive Officer and Director
Alexander Papageorgiou	33	Chief Financial Officer and Secretary
George Elliott*	31	Director
Achilleas Kontogouris*	45	Director
Ion Varouxakis*	34	Director

*
Has agreed to serve on our board of directors upon consummation of this offering.

        Biographical information with respect to each of our directors, executives and key personnel is set forth below.

        Kostas Koutsoubelis has been our Chairman and a director since February 2005. He has over 15 years of shipping industry experience. Since 2002 Mr. Koutsoubelis has been the financial director of First Financial Corp., an affiliate of ours established in the Marshall Islands. Since 1997 he has also been the head of the finance department at EST. Mr. Koutsoubelis has previously worked as the head of the shipping department of Credit Lyonnais Greece, as the finance director of International Reefer Services, S.A. and a director and chief financial officer of Enterprises Shipholding Corporation. He is currently a member of the board of directors of our affiliates, FBB First Business Bank, Swiss Marine Corporation Ltd. and South African Marine Corporation (Pty) Ltd. He holds a bachelor's degree from St. Louis University in St. Louis, Missouri.

        Dale Ploughman has been our President, Chief Executive Officer and a director since February 2005. He has over 40 years of shipping industry experience. In 2004, Mr. Ploughman negotiated and secured First Financial Corp.'s acquisition of 32 drybulk vessels from Malaysia International Shipping Corporation Berhad. Since 1999, Mr. Ploughman has been the chairman of our affiliate South African Marine Corporation (Pty) Ltd., a drybulk shipping company based in South Africa, and the chairman of the Bahamas Ship Owners Association. He will resign from his position with South African Marine Corporation (Pty) Ltd. prior to the completion of this offering. He holds degrees in Business Administration and Personnel Management and Master's level Sea Certificates and was educated at the Thames Nautical Training College, HMS Worcester. From 1989 to 1999, Mr. Ploughman was the president of Great White Fleet, a fleet owned by Chiquita Brands International Inc. that is one of the largest shipping carriers to and from Central America. Mr. Ploughman has previously worked as president and chief executive officer of Lauritzen Reefers A.S., a shipping company based in Denmark, the managing director of Dammers and Vander Hiede Shipping and Trading Inc., a shipping company based in the Netherlands, and as the chairman of

Mackay Shipping, a shipping company based in New Zealand. In addition, Mr. Ploughman's daughter is an associate in the procurement department of our technical manager, EST.

        Alexander Papageorgiou is our Chief Financial Officer and Secretary. Since March 2004, he has been a director in the equities group in the London office of Citigroup Global Markets Inc. From March 2001 to March 2004, Mr. Papageorgiou was a vice president in the equities group in the London office of Morgan Stanley & Co. He has also worked as an associate at J.P. Morgan Securities Ltd. Mr. Papageorgiou holds a Msc Degree in Shipping Trade and Finance from City University Business School in London, Great Britain and a bachelor's degree in Business Economics from Vrije Universiteit in Brussels, Belgium.

        George Elliott has agreed to serve on our board of directors upon consummation of this offering. He is currently a principal and chief executive officer of Maistra Ltd., a fund management company, and has been actively involved in managing alternative investment portfolios globally. Mr. Elliott has worked as an investment banker at Société Générale and Marfin Asset Management. He has also worked as the investment manager and financial advisor to Prometheus Gas S.A. a subsidiary of Gazprom in Greece, one of the largest energy and industrial groups in Greece. Mr. Elliott holds a Msc Degree in Investment Management and a Bsc Degree in Business Studies from City University in London, Great Britain.

        Achilleas Kontogouris has agreed to serve on our board of directors upon consummation of this offering. He is the founder and chief executive officer of P&K Securities S.A., a company based in Athens, Greece. Mr. Kontogouris has previously worked for Eurosec Securities, where he was the company's representative to the Athens Stock Exchange and as a business consultant for Interaction Business Consultants AE. He has also worked as the financial controller for the Commercial Bank of Greece in Frankfurt, Germany. Mr. Kontogouris holds an M.B.A. from INSEAD and a "Ptychion" of Economic Sciences from Aristotle University, School of Law & Economic Sciences in Thessaloniki, Greece.

        Ion Varouxakis has agreed to serve on our board of directors upon consummation of this offering. He is a co-founder and a director of Adventure Holdings, a holding company that controls several ship-owning companies. Since 2003, Mr. Varouxakis has been an executive director of Free Bulkers S.A., a ship management company he co-founded in 2003. From 2000 to 2004, he worked for Free Holdings S.A., a joint venture between Vernicos Yachts, a company listed on the Athens Stock Exchange and certain privately held shipping interests. In 2000 Mr. Varouxakis founded Free Ships S.A., a ship management company that managed the Free Holdings S.A. vessels. Previous to that he was the commercial director of Vernicos Maritime Co, a ship management company. Mr. Varouxakis studied law at the Catholic University of Saint Louis in Brussels, Belgium and economics at the London School of Economics and Political Science in London, Great Britain.

Board Practices

        Upon the closing of this offering, we will establish an audit committee comprised of at least three board members, which will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member will be an independent director. The initial members of the audit committee will be Mr. Elliott, Mr. Kontogouris and Mr. Varouxakis. In addition, we will establish a compensation committee comprised of at least two board members, which will be responsible for establishing executive officers' compensation and benefits. The initial members of the compensation committee will be Mr. Kontogouris and Mr. Varouxakis. Our corporate governance practices are in compliance with Marshall Islands law and we expect to be exempt from many of the corporate governance provisions of the Nasdaq Marketplace Rules related to board practices.

Corporate Governance Practices

        The Company has certified to Nasdaq that its corporate governance practices are in compliance with, and are not prohibited by, the laws of the Marshall Islands. Therefore, the Company is exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices followed by the Company in lieu of Nasdaq's corporate governance rules are described below.

  •
  In lieu of a nomination committee comprised of independent directors and consistent with the laws of the Marshall Islands, our board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Under the BCA, shareholders may also identify and recommend potential candidates to become candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bylaws nor is one required by the laws of the Marshall Islands.

  •
  In lieu of the audit committee or a similar independent committee of directors reviewing and approving our related party transactions for conflicts of interests, and consistent with Marshall Islands law requirements, our bylaws provide that related party transactions may be permitted if the director who has a potential conflict of interest discloses the material facts of that director's interest in the transaction to our board of directors (or a committee thereof which authorizes the contract or transaction) and either: (1) our board of directors (or the committee) approves (without counting the vote of the interested director) the transaction in good faith, or, if the majority vote of the disinterested directors is insufficient to constitute an act of our board of directors under the BCA, by unanimous vote of the disinterested directors; (2) the material facts as to the director's interest are disclosed in good faith to the shareholders entitled to vote, and the shareholders specifically approve the transaction; or (3) the contract or transaction is fair as to the company as of the time it is authorized, approved or ratified, by our board of directors, a committee thereof or the shareholders. Our bylaws provide that interested directors may be counted in determining the presence of a quorum at a meeting of our board of directors (or of a committee thereof), which authorizes the contract or transaction.

  •
  In lieu of soliciting proxies or providing proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules, we will maintain proxy standards that are consistent with Marshall Islands law. In this regard, we will notify our shareholders of meetings between 15 and 60 days before meetings. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate a proxy to act on their behalf.

  •
  Following the closing of this offering, we will have a board of directors with a majority of independent directors which holds regular meetings at which only independent directors are present, consistent with Nasdaq corporate governance requirements. We are not required under Marshall Islands law to maintain a board of directors with a majority of independent directors, and we cannot guarantee that we will always in the future maintain a board of directors with a majority of independent directors.

        Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Compensation of Directors and Executive Officers

        We did not pay any compensation to our executive directors for the fiscal year ended December 31, 2004. Beginning in the fiscal year ending December 31, 2005, our directors and officers will receive annual compensation in an aggregate amount not exceeding $1,000,000 plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

        We expect to adopt an equity incentive plan under which we may award our directors, officers and key employees, as well as the consultants and key employees of our commercial and technical managers, options to acquire shares of our common stock, restricted shares and stock appreciation rights. We will reserve a total of 370,000 shares of common stock for issuance under the plan. Our board of directors will administer the plan. Under the terms of the plan, our board of directors will be able to grant new options exercisable at a price per share to be determined by our board of directors. We expect that the per share exercise price for the first options granted under the plan will be equal to the higher of the offering price per share in this offering or the fair market value of a share of our common stock on the date the options are granted. Any shares of common stock received on exercise of the options may not be sold until three years after the closing of this offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of this offering.

Employment Agreements

        We intend to enter into employment contracts with our President and Chief Executive Officer, Dale Ploughman, and our Chief Financial Officer, Alexander Papageorgiou. Each of these employment agreements is expected to have a maximum term of three years from the date of the closing of this offering.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding our principal shareholders who are the owners of more than five percent of our common stock as of the date of our prospectus, and after giving effect to this offering. The persons in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held. The address of each of the shareholders set forth below is 2 Gamma Street, 167 77 Elliniko, Athens Greece.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering*
Name
	Number	Percentage	Number	Percentage
United Capital Advisors Inc.(1)	7,250,000	25%	7,250,000	19.9%
Sun Energy Holdings Corp.(2)	7,250,000	25%	7,250,000	19.9%
Cosmos Energy Ltd.(3)	7,250,000	25%	7,250,000	19.9%
Global Equity Investment Corp.(4)	7,250,000	25%	7,250,000	19.9%

*
Assumes the underwriters do not exercise their over-allotment option.

(1)
Victor Restis owns 100% of the issued and outstanding capital stock of United Capital Advisors Inc., a Marshall Islands corporation. If the over-allotment option is exercised in full, United Capital Advisors Inc., will own 6,968,750 shares, or 19.1%, following the offering.

(2)
Katia Restis owns 100% of the issued and outstanding capital stock of Sun Energy Holdings Corp., a Marshall Islands corporation. If the over-allotment option is exercised in full, Sun Energy Holdings Corp., will own 6,968,750 shares, or 19.1%, following the offering.

(3)
Bella Restis owns 100% of the issued and outstanding capital stock of Cosmos Energy Ltd., a Marshall Islands corporation. If the over-allotment option is exercised in full, Cosmos Energy Ltd., will own 6,968,750 shares, or 19.1%, following the offering.

(4)
Claudia Restis owns 100% of the issued and outstanding capital stock of Global Equity Investment Corp., a Marshall Islands corporation. If the over-allotment option is exercised in full, Global Equity Investment Corp., will own 6,968,750 shares, or 19.1%, following the offering.

RELATED PARTY TRANSACTIONS

        On February 28, 2005, we entered into a share exchange agreement with Sun Energy Holdings Corp., Cosmos Energy Ltd., Global Equity Investment Corp. and United Capital Advisors Inc. Pursuant to this agreement, these companies contributed all of the issued and outstanding shares of four Marshall Islands companies, Petronaft S.A., Sodinave Ltd., Emaroil Co., Golden Energy Management S.A. and Golden Energy Management S.A., a Liberian company to Golden Energy Marine Corp. in exchange for all of our issued and outstanding shares of common stock. Petronaft S.A., Sodinave Ltd., Emaroil Co. became intermediate holding companies owned by us, which in turn own 12 separate vessel owning subsidiaries. These 12 vessel owning subsidiaries own our 11 current vessels, consisting of two Suezmax tankers, five Panamax product tankers and four Handymax product tankers, and one Panamax product tanker that is under construction with delivery scheduled by October 2005.

        On September 13, 2005, we (through our newly-formed intermediate holding company, Grand Prix Corp.) entered into an amended and restated purchase and sale agreement with Lincoln, a subsidiary of First Financial Corp., an affiliated company beneficially owned by our existing shareholders, that upon the successful completion of this offering, we will acquire from Lincoln, as seller, all of the issued and outstanding shares of nine vessel owning companies. These vessel owning companies will own the drybulk carriers that will be a part of our fleet following the closing of this offering. Lincoln, through these nine vessel owning companies, completed its acquisition of these vessels from a third party on April 20, 2005. Lincoln has agreed to pay off all bank debt (approximately $276.7 million) and to deliver the nine vessel owning companies to us free of all debt other than minor debt incurred in connection with the operations of these vessels in the ordinary course of business. As a result, we will acquire these nine vessel owning companies free of any debt, liens or mortgages other than minor debt incurred in connection with the operations of these vessels in the ordinary course of business. All nine Panamax drybulk carriers will be delivered with their current employment in place. The purchase price for the nine companies is $290.1 million, based on the fair market value of each vessel owning company based on "desk appraisals" (appraisals that do not involve a physical inspection) by three independent marine brokers. The purchase price is subject to adjustment for net operating profits or losses during the period between August 31, 2005 and the delivery of the shares in the vessel owning companies to us.

        We will outsource substantially all of our technical functions relating to the operation and employment of our vessels to our affiliate, EST, pursuant to separate ship management agreements between each of our vessel owning subsidiaries and EST. These ship management agreements have an initial term of one year. Under our bylaws, we cannot change our technical manager without the consent of four-fifths of our entire board of directors. EST or other unaffiliated management companies may provide the technical management for any additional vessels that we may acquire in the future. The daughter of Dale Ploughman, our Chief Executive Officer and one of our directors, as well as Kostas S. Koutsoubelis, our Chairman and one of our directors, are both employees of EST.

        Under our equity incentive plan, we may award our directors, officers and key employees, as well as the consultants and key employees of our commercial and technical managers, options to acquire shares of our common stock, restricted shares and stock appreciation rights.

        One of our vessels is chartered for two years to Swiss Marine Corporation Ltd., an affiliated company, which is beneficially owed by one of our principal shareholders. We believe that the rates at which we chartered this vessel to Swiss Marine Corporation Ltd. is consistent with the charters rates that would have been paid by a third-party charterer on an arm's length basis at the time we entered into the charterparty.

        FBB First Business Bank is providing advisory services to us in connection with this offering. We have agreed to pay FBB First Business Bank a fee in exchange for these services. Our principal shareholders are significant shareholders of FBB First Business Bank, and Kostas Koutsoubelis, our

Chairman and one of our directors, is currently a member of the board of directors of FBB First Business Bank.

        We are provided with office space on an interim basis by Enterprises Shipping and Trading S.A. (Panama), an affiliate of ours, at no additional cost to us.

        In the future, we may consider acquiring vessels from related parties on arm's length terms and subject to the approval of our board of directors.

        We intend to enter into a registration rights agreement immediately prior to the closing of this offering with our existing shareholders, pursuant to which we will grant them, their affiliates and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which our existing shareholders are a party, to require us to register under the Securities Act shares of our common stock held by them, subject to certain limitations. Under the registration rights agreement, these persons will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. We are required to pay all registration expenses in connection with the demand registrations under the registration rights agreement. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by us, for which we must pay all expenses. Immediately after this offering, our existing shareholders will own 29 million shares entitled to these registration rights, assuming the underwriters do not exercise their over-allotment option.

        At the closing of this offering, we will enter into an agreement with our existing shareholders pursuant to which our existing shareholders will agree that if they or any company controlled by any of them purchases any Suezmax, Panamax or Handymax tanker or any Panamax drybulk carrier, they must offer to sell the vessel to us within 30 days from the date on which they acquired it. Upon receiving notice of the offer, we will have 30 days to indicate whether we are interested in purchasing the vessel. If we indicate that we are so interested, we will negotiate in good faith to agree on the commercial terms for the purchase of the vessel. Any proposed purchase must be approved by a majority of the members of our board of directors. This agreement will remain in effect for two years after the date on which we execute the underwriting agreement in connection with this offering.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 36,500,000 shares of common stock outstanding. Of these shares, only the 7,500,000 shares sold in this offering, or 8,625,000 shares if the underwriters' over-allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our "affiliates," which will be subject to the resale limitations of Rule 144 under the Securities Act. After the consummation of this offering, our existing shareholders will continue to own 29,000,000 shares of common stock, or 27,875,000 shares assuming the underwriters exercise their over-allotment option in full, which were acquired in private transactions not involving a public offering and these shares are therefore treated as "restricted securities" for purposes of Rule 144. The restricted securities held by existing shareholders will be subject to the 180-day lock-up agreement with the underwriters. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which would be approximately 370,000 shares immediately after this offering, and (ii) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

        Our existing shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

        We intend to enter into a registration rights agreement with our existing shareholders immediately prior to the closing of this offering that entitles them to have all their shares registered for sale in the public market following the expiration of the lock-up period described in the preceding paragraph. Shares of our common stock, when registered under any registration statement, will be available for sale in the open market unless restrictions apply. See the description of the registration rights agreement in "Related Party Transactions." In addition, all of these shares would be available for sale into the public market after one year pursuant to Rule 144, Regulation S and other exemptions under the Securities Act, as described above.

        As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or, beginning 90 days after the date of this prospectus under Rule 144
180 days	29,000,000	Shareholder lock-ups released; shares eligible for registration under the registration rights agreement

        Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

        Under our articles of incorporation, our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of capital stock are in registered form.

Common Stock

        As of the date of this prospectus, we have 29,000,000 shares of common stock outstanding. Upon consummation of this offering, we will have 36,500,000 shares of common stock outstanding. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock that we may issue in the future.

Other Matters

        Our Articles of Incorporation and Bylaws.    Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or the BCA. Subject to any limitations in the BCA, which require shareholder authorization or approval, all corporate powers will be exercised by or under the authority of our board of directors. Our business and corporate affairs will be managed by our board of directors. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

        Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Chairman of the Board, by the President or by the Secretary at the request of a majority of the Board. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

        Directors.    Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

        The board of directors may change the number of directors only by a vote of at least two-thirds of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation or removal. The board of directors determines the compensation of our directors. We may also reimburse our directors for all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

        Our bylaws and the BCA permit contracts or transactions between a corporation and one or more of its directors if the director's interest is disclosed or known to the board and the contract or transaction is approved by a majority of disinterested directors or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined in Section 55 of the BCA, by unanimous vote of the disinterested directors. Under our bylaws, however, we cannot change our technical manager without the consent of four-fifths of our entire board of directors.

        There is no limitation on the powers of our board of directors to incur indebtedness on our behalf. There is no requirement in our bylaws or the BCA that directors hold any shares of our common stock. There is also no requirement in our bylaws or the BCA that our directors must retire at a certain age.

        Dividends.    Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured, and is at the sole discretion of our board of directors. Because Golden Energy Marine Corp. is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends will depend on the earnings and cash flow of its subsidiaries and their ability to pay dividends to it. If there is a substantial decline in the tanker or drybulk charter markets, its earnings would be negatively affected, thus limiting its ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

        Dissenters' Rights of Appraisal and Payment.    Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court in the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national exchange.

        Shareholders' Derivative Actions.    Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

        Anti-takeover Provisions of our Charter Documents.    Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 30,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Marshall Islands law and our articles of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

        Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for three years.

Election and Removal of Directors

        Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 60% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

        Our articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders. Our bylaws provide that only our Secretary at the direction of a majority of our board of directors, or our Chairman of the Board, or our President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Supermajority Provisions

        The BCA generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of shareholders is required to amend a corporation's articles of incorporation, unless the articles of incorporation requires a greater percentage. Our articles of incorporation provide that the following provisions in the articles of incorporation may be amended only by a vote of at least 66 2/3% of the outstanding shares of our common stock entitled to vote at a meeting of shareholders:

  •
  the board of directors shall be divided into three classes and the number of directors constituting the entire board may be determined as provided in the bylaws;

  •
  directors may only be removed for cause and then only by holders of 60% of the outstanding shares of our common stock entitled to vote at a meeting of shareholders;

  •
  the directors are authorized to make, alter, amend or repeal the bylaws of the corporation by a vote of at least two-thirds of the board of directors;

  •
  holders of 66 2/3% of the outstanding shares of our common stock entitled to vote at a meeting of shareholders are authorized to alter, amend or repeal bylaws adopted by the board of directors;

  •
  special meetings of shareholders shall only be called by our Secretary at the direction of a majority of our board of directors, Chairman of the Board or President; and

  •
  the company may not engage in any business combination with any interested shareholder for a period of three years following the transaction in which the person became an interested shareholder.

Registrar and Transfer Agent

        The registrar and transfer agent for the common stock is Computershare Trust Company, Inc.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder "rights" plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands		Delaware

Shareholder Meetings
•	Held at a time and place as designated in the bylaws	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
•	May be held within or without the Marshall Islands	•	May be held within or without Delaware
•	Notice:	•	Notice:
	• Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		• Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting		• Written notice shall be given not less than 10 nor more than 60 days before the meeting
Shareholder's Voting Rights
•	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	•	Stockholders may act by written consent to elect directors
•	Any person authorized to vote may authorize another person to act for him by proxy	•	Any person authorized to vote may authorize another person or persons to act for him by proxy
•	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting	•	For non-stock companies, certificate of incorporation or bylaws may specify the number of members to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum

•	The Articles of Incorporation may provide for cumulative voting	•	For stock corporations, certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
		•	The certificate of incorporation may provide for cumulative voting
Directors
•	Board must consist of at least one member	•	Board must consist of at least one member
•	Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board	•	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
•	If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)
Dissenter's Rights of Appraisal
•	Shareholder's have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	•	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
•	A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Shareholder's Derivative Actions
•
	An action may be brought in the right of a corporation to procure a judgement in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	•
In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law
•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands
•	Attorney's fees may be awarded if the action is successful
•	Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

        The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

        In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

        In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code in August of 2003, which became effective on January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to Golden Energy Marine Corp. and its subsidiaries on a combined basis.

United States Federal Income Taxation of Our Company

  Taxation of Operating Income: In General

        Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

        Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

        Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

        In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

  Exemption of Operating Income from United States Federal Income Taxation

        Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

  (1)
  we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

  (2)
  either

  (A)
  more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (each a "qualified shareholder"), which we refer to as the "50% Ownership Test," or

  (B)
  our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

        The Marshall Islands, the Cayman Islands and the British Virgin Islands, the jurisdictions where we and our ship-owning subsidiaries are incorporated, each grant an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. After this offering, we believe that we can satisfy the 50% Ownership Test provided (i) that our current shareholders own more than 50% of our common stock in the aggregate, (ii) the current shareholders continue to be treated as residents of a "qualified foreign country," and (iii) the current shareholders provide certain information to us evidencing their beneficial ownership of more than 50% of our stock and their residence in a "qualified foreign country," which they have agreed to do pursuant to a letter agreement with us.

        Even if the current shareholders own less than 50% of our common stock, we believe it will satisfy the Publicly-Traded Test, as discussed below.

        The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of our offering, we anticipate that our common stock, which will be the sole class of our issued and outstanding stock, will be "primarily traded" on The Nasdaq National Market.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value will be listed on the market, which we refer to as the listing threshold. Since our common stock, our sole class of stock, is listed on The Nasdaq National Market, we will satisfy the listing requirement.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume lists will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of such class of our outstanding shares of the stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the "Five Percent Override Rule."

        For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

        In the event the Five Percent Override Rule is triggered, the regulations provide that the Five Percent Override Rule will not apply if we can establish that among the 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified shareholders" for purposes of Section 883 to preclude non-qualified 5% Stockholders from owning 50% or more of our stock for more than half the number of days during such year.

        If after the offering, the current shareholders own less than 50% of our common stock, then we would have to satisfy the Publicly-Traded Test and may be subject to the Five Percent Override Rule. However, provided that the current shareholders each provide the information evidencing their status as a "qualified shareholder," which they have each agreed to provide pursuant to a letter agreement with us, we believe we will be able to preclude the application of the Five Percent Override Rule and therefore satisfy the Publicly-Traded Test.

        Even though we believe that we will be able to qualify for the benefits of Section 883 under either the 50% Ownership Test or the Publicly-Traded Test, we can provide no assurance that we will be able to continue to satisfy the substantiation requirements in the future.

  Taxation in the Absence of Section 883 Exemption

        To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

        To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

        Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

  •
  We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

  •
  substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

  United States Taxation of Gain on Sale of Vessels

        Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

  Distributions

        Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income," (which will be treated as "general category income" income for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

        Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as The Nasdaq National Market on which our common stock will be traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Legislation has been recently introduced in the U.S. Senate which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment.

        Special rules may apply to any "extraordinary dividend"—generally, a dividend equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock—paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. Depending upon the amount of a dividend paid by us, such dividend may be treated as an "extraordinary dividend."

  Sale, Exchange or other Disposition of Common Stock

        Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

  Passive Foreign Investment Company Status and Significant Tax Consequences

        Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

  •
  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

  •
  at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

        For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

        Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the period chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we and our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from period charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

        As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

  Taxation of U.S. Holders Making a Timely QEF Election

        If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

  Taxation of U.S. Holders Making a "Mark-to-Market" Election

        Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

  Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

        Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

  •
  the amount allocated to the current taxable year would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-U.S. Holders"

        A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

  Dividends on Common Stock

        Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

  Sale, Exchange or Other Disposition of Common Stock

        Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

  Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. Holder will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a non-corporate U.S. Holder:

  •
  fails to provide an accurate taxpayer identification number;

  •
  is notified by the Internal Revenue Service that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If a Non-U.S. Holder sells its common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless such holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells its common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to such holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such holder sells its common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

        Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed its income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2005, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Jefferies & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC(1)
Jefferies & Company, Inc.(2)
Fortis Securities LLC(3)

Total	7,500,000

(1)
Eleven Madison Avenue, New York, New York 10010
(2)
520 Madison Avenue, New York, New York 10022
(3)
520 Madison Avenue, New York, New York 10022

        FBB First Business Bank S.A. has acted as an adviser to us in connection with this offering.

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        Our existing shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,125,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                   per share. The underwriters and selling group members may allow a discount of $                   per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Expenses payable by our existing shareholders	$	$	$	$

        The underwriting agreement provides that the underwriters will reimburse us for certain out-of-pocket expenses included in the table above in connection with this offering, including expenses associated with advisory fees to our financial advisor, accounting, printing and legal services, in an amount not to exceed $    .

        The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

        Because Credit Suisse First Boston LLC and its affiliate may receive more than 10% of the entire net proceeds in this offering, it may be deemed to have a "conflict of interest" under Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the National Association of Securities Dealers, Inc. Jefferies & Company, Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

        Our existing shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

        We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. The selling shareholders may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act. Each of the selling shareholders represented to us at the time of their respective purchases of our common stock that such purchase was made for investment purposes and not with a view towards distribution.

        Our shares of common stock have been approved for quotation on The Nasdaq National Market under the symbol "SHIP."

        Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, investment banking and other services for us, our affiliates, and our officers in the ordinary course of business, for which they have received, or will receive, customary fees and expenses. In particular, Credit Suisse, an affiliate of Credit Suisse First Boston LLC, is a lender under a senior secured credit facility pursuant to which certain of our affiliates, including the nine vessel owning companies that are subsidiaries of Lincoln and which we intend to acquire following the closing of this offering, are borrowers. A portion of the loans made under this credit facility has been used by the nine vessel owning companies to purchase the nine vessels that are owned by the companies that we are purchasing from Lincoln. Pursuant to the terms of the agreement governing the sale by Lincoln of the nine vessel owning subsidiaries to us, Lincoln has agreed to, among other things, deliver these nine vessel owning companies to us free of any bank debt. Lincoln will contribute a portion of the net proceeds of the offering that it will receive from us to its subsidiaries. The nine vessel owning companies will then use these proceeds to repay all of their outstanding loans, approximately $276.7 million, including loans made by Credit Suisse. In addition, Credit Suisse serves as a lender under our new $167.8 million secured credit facility.

        Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of and the prospects for the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of the offering.

        We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        The common stock is being offered for sale in those jurisdictions in the United States and Europe.

        Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

        In particular, each underwriter has represented and agreed that:

  •
  The shares may not be offered or sold to persons in the United Kingdom except to persons who are authorized and regulated by the Financial Services Authority or to persons who have professional experience in matters of investment within the meaning of Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order"). This prospectus and any other communication in connection with the offering and issuance of the shares is intended for and directed at and may only be issued or passed on to a person authorized and regulated by the Finance Services Authority or to a person of a kind described in either Article 19 or Article 49(2) of the Order or a person to whom this prospectus or any other such communication may otherwise lawfully be issued or passed on (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

  •
  The shares have not been and will not be offered or sold to the public in France ("appel public à l'épargne"), and no offering or marketing materials relating to the shares must be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France.

    The shares may only be offered or sold in the Republic of France to qualified investors ("investisseurs qualifies") and/or to a limited group of investors ("cercle restreint d'investisseurs") as defined in and in accordance with articles L.411-1 and L.411-2 of the French Code monétaire et financier and Decree n. 98-880 dated October 1, 1998.

    Prospective investors are informed that:

    (a)
    this prospectus has not been submitted for clearance to the French financial market authority (Autorité des Marchés Financiers);

    (b)
    in compliance with the Decree n. 98-880 dated October 1, 1998 any investors subscribing for the shares should be acting for their own account;

    (c)
    the direct and indirect distribution or sale to the public of the shares acquired by them may only be made in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 of the French Code monétaire et financier.

  •
  The shares will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz über die Erstellung, Billigung und Veröffentlichung des Prospekts, der beim öffentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veröffenlichen ist—Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005 as amended, or any other laws and regulations applicabe in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospekt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

  •
  Neither the shares, this prospectus nor any other material relating to the shares will be offered, sold, delivered, distributed or made available in the Republic of Italy other than to professional investors (investitori professionali) as defined in article 30, paragraph 2, of Legislative Decree No. 58 of February 24, 1998 (the "Financial Laws Consolidation Act"), as subsequently amended and supplemented, which refers to the definition of "operatori qualificati" as defined in article 31, paragraph 2, of CONSOB Regulation No. 11522 of July 1, 1998, as subsequently amended and supplemented, or pursuant to article 100 of the Financial Laws Consolidation and article 33, paragraph 1, of CONSOB Regulation n. 11971 of May 14, 1999, as subsequently amended and supplemented and in accordance with applicable Italian laws and regulations.

    Any offer of the shares of the relevant class or classes to professional investors in the Republic of Italy shall be made only by banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Consolidated Banking Act, to the extent that they are duly authorised to engage in the placement and/or underwriting of financial instruments in the Republic of Italy in accordance with the relevant provisions of the Financial Laws Consolidation Act and/or any other applicable laws and regulations and in compliance with Article 129 of the Consolidated Banking Act.

    Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Directive 2003/71/CE ("Prospectus Directive"), such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

  •
  The shares have not been and will not be publicly offered in Belgium. The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and the prospectus or any other offering material relating to the shares has not been and will not be approved by, the Belgian Banking Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/ Commissie voor het Bank-, Financie- en Assurantiewezen). Accordingly, the offering may not be advertised and each of the initial purchasers has represented, warranted and agreed that it has not offered, sold or resold, transferred or delivered, and will not offer, sell, resell, transfer or deliver, the shares and that it has not distributed, and will not distribute, any memorandum, information circular, brochure or any similar documents, directly or indirectly, to any individual or legal entity in Belgium other than:

    (a)
    investors required to invest a minimum of €250,000 (per investor and per transaction); or

    (b)
    institutional investors as defined in Article 3, 2°, of the Belgian Royal Decree of July 7, 1999 on the public character of financial transactions, acting for their own account.

    This prospectus has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the offering of the shares. Accordingly, the information contained therein may not be used for any other purpose nor disclosed to any other person in Belgium.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

        The validity of the common stock will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and Republic of Marshall Islands law. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The combined financial statements and schedule of Golden Energy Marine Corp., its subsidiaries and affiliated companies as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the report of KPMG Kyriacou Certified Auditors A.E., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The section in this prospectus entitled "The International Tanker & Drybulk Carrier Industry," has been reviewed by Clarkson Research Services Limited, which has confirmed to us that it accurately describes the international shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Clarkson Research filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the common stock offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 100 Fifth Street, N.E.,
Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but we expect to furnish proxy statements to shareholders. We do not expect those proxy statements to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$29,237
Printing and Engraving Expenses	250,000
Legal Fees and Expenses	750,000
Accountants' Fees and Expenses	550,000
Nasdaq National Market Listing Fee	100,000
NASD Fee	58,000
Blue Sky Fees and Expenses	5,000
Transfer Agent's Fees and Expenses	10,000
Financial Advisory Fees	200,000
Miscellaneous Costs	49,929

Total	$2,002,166

GLOSSARY OF SHIPPING TERMS

        The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

        Aframax.    A tanker with capacity ranging from 80,000 dwt to 119,999 dwt.

        Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

        Bareboat charter.    A charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a "demise charter" or a "time charter by demise."

        Ballast.    A voyage during which the vessel is not laden with cargo.

        Bunkers.    Heavy fuel and diesel oil used to power a vessel's engines.

        Charter.    The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

        Charterer.    The party that hires a vessel for a period of time or for a voyage.

        Charterhire.    A sum of money paid to the shipowner by a charterer for the use of a vessel. Charterhire paid under a voyage charter is also known as "freight."

        Classification society.    An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel's registry and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being "in-class."

        Clean products.    Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gas oil.

        Contract of affreightment.    A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the coa holder to nominate different ships to perform the individual sailings. Essentially it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the coa, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the ship owner.

        Dirty products.    Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products usually require heating during a voyage, because their viscosity or waxiness makes discharge difficult at ambient temperatures.

        Double hull.    A hull construction design in which a vessel has an inner and outer side and bottom separated by void space.

        Drybulk carrier.    A type of ship designed to carry bulk cargo, such as coal, iron ore and grain, etc. that is loaded in bulk and not in bags, packages or containers.

        Drydocking.    The removal of a vessel from the water for inspection and repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings are generally required once every 30 months or twice every five years, one of which must be a Special Survey.

        Dwt.    Deadweight ton, which is a unit of a vessel's capacity for cargo, fuel, oil, stores and crew measured in metric tons of 1,000 kilograms.

        Fix.    A shipping industry term for arranging the charter of a vessel.

        Freight.    A sum of money paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount.

        Gross ton.    A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters.

        Handymax.    A vessel with capacity ranging from 40,000 dwt to 59,999 dwt.

        Handysize.    A vessel with capacity ranging from 10,000 dwt to 39,999 dwt.

        Hull.    Shell or body of a ship.

        IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

        Intermediate survey.    The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each Special Survey.

        ISM Code.    The IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention.

        Naphtha.    A type of petroleum product consisting of the portion of the distillate that is intermediate in weight between gasoline and benzene.

        Newbuilding.    A new vessel under construction or just completed.

        Off-hire.    The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

        OPEC.    Organization of Petroleum Exporting Countries.

        OPA.    The United States Oil Pollution Act of 1990.

        Panamax.    A vessel with capacity ranging from 60,000 dwt to 79,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Panama Canal.

        Period charter.    A time charter or a contract of affreightment.

        Petroleum products.    Refined crude oil products, such as fuel oils, gasoline and jet fuel.

        Product tanker.    A ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of tanks. Tankers carry a variety of products including crude oil, refined products and liquid chemicals.

        Protection and indemnity insurance.    Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

        Scrapping.    The sale of a vessel as scrap metal.

        Single hull.    A hull construction design in which a vessel has only one hull.

        Sister ships.    Vessels of the same class and specifications typically built at the same shipyard.

        Special survey.    The inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by a classification society.

        Spot market.    The market for immediate chartering of a vessel, usually for single voyages.

        Suezmax.    A tanker with capacity ranging from 120,000 dwt to 199,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Suez Canal.

        TCE.    Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

        Time charter.    A charter under which the shipowner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance.

        ULCC.    An ultra large crude carrier; a tanker with capacity of 320,000 dwt and over.

        Vessel operating expenses.    The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions, which are included in "voyage expenses."

        VLCC.    A very large crude carrier; a tanker with capacity of 200,000 dwt to 320,000 dwt.

        Voyage charter.    A charter under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port. The shipowner is responsible for paying both vessel operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports. A consecutive voyage charter is a charter for a series of voyages on voyage charter terms.

        Voyage expenses.    Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions.

Golden Energy Marine Corp.

INDEX TO COMBINED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Golden Energy Marine Corp.

        We have audited the combined financial statements of Golden Energy Marine Corp., a Marshall Islands company, and its subsidiaries and affiliated companies (the "Company"), as listed in the accompanying index. In connection with our audits of the combined financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These combined financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Golden Energy Marine Corp. and its subsidiaries and affiliated companies as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

KPMG Kyriacou Certified Auditors A.E.
Athens, Greece
July 14, 2005, except as to
Notes 1(a), 5(b), 14(a) and 14(b), which
is as of September 13, 2005

Golden Energy Marine Corp. and subsidiaries and affiliated companies
Combined Balance Sheets
December 31, 2003 and 2004
(In thousands of US Dollars)

	2003	2004
ASSETS
Current assets:
Cash and cash equivalents (Note 3)	$917	$22,007
Accounts receivable, trade	1,335	4,769
Inventories (Note 4)	276	1,129
Prepaid expenses	141	720

Total current assets	2,669	28,625
Fixed assets:
Advances for vessels under construction/vessel acquisitions (Note 5)	47,902	83,499
Vessels, net (Notes 6 and 8)	36,889	182,003

Total fixed assets	84,791	265,502

Due from a related party (Note 3)	—	840
Deferred charges, net (Note 7)	122	1,411

TOTAL ASSETS	$87,582	$296,378

LIABILITIES AND COMBINED SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt (Note 8)	$1,699	$37,925
Accounts payable
Trade	308	1,815
Due to a related party (Note 3)	1,124	1,981

	1,432	3,796

Dividends payable (Note 14)	—	21,148
Accrued voyage and running expenses	285	874
Accrued interest expense	3	483
Unearned revenue	723	3,558

Total current liabilities	4,142	67,784
Long-term debt, net of current portion (Note 8)	23,781	107,343
Commitments and contingencies (Note 10)
Combined shareholders' equity:
Capital contributions (Note 9)	58,739	119,014
Retained earnings	920	2,237

Total combined shareholders' equity	59,659	121,251

TOTAL LIABILITIES AND COMBINED SHAREHOLDERS' EQUITY	$87,582	$296,378

The accompanying notes are an integral part of the combined financial statements

Golden Energy Marine Corp. and subsidiaries and affiliated companies
Combined Statements of Operations
For the years ended December 31, 2002, 2003 and 2004
(In thousands of US Dollars, except for share and per share data)

	2002	2003	2004
Revenues:
Vessel revenue	$—	$3,265	$39,925
Expenses:
Voyage expenses	—	(502)	(6,300)
Vessel operating expenses	—	(513)	(4,362)
Management fees charged by a related party (Note 3)	(97)	(448)	(998)
Administration expenses	(12)	(162)	(282)
Depreciation (Note 6)	—	(585)	(4,272)

	(109)	(2,210)	(16,214)

Operating income	(109)	1,055	23,711
Other Expense:
Interest and finance costs (Notes 8 and 11)	—	(30)	(1,321)
Interest income (Note 3)	—	8	101
Foreign currency exchange losses, net	—	(4)	(26)

Net (loss) income	$(109)	$1,029	$22,465

(Loss) earnings per share, basic and diluted	(0.01)	0.04	0.77

Weighted average number of shares, basic and diluted (Note 9)	29,000,000	29,000,000	29,000,000

The accompanying notes are an integral part of the combined financial statements

Golden Energy Marine Corp. and subsidiaries and affiliated companies
Statements of Combined Shareholders' Equity and Comprehensive Income
For the years ended December 31, 2002, 2003 and 2004
(In thousands of US Dollars, except per share data)

	Capital Contributions	(Accumulated Deficit)/ Retained Earnings	Total	Comprehensive Income/(Loss)
Balance, January 1, 2002	$—	$—	$—
Capital contributions (Note 9)	28,161	—	28,161
Net loss	—	(109)	(109)	$(109)

Total comprehensive loss	—	—	—	(109)

Balance, December 31, 2002	28,161	(109)	28,052
Capital contributions (Note 9)	30,578	—	30,578
Net income	—	1,029	1,029	1,029

Total comprehensive income	—	—	—	1,029

Balance, December 31, 2003	58,739	920	59,659
Capital contributions (Note 9)	60,275	—	60,275
Dividends declared ($0.73 per share, Note 14)	—	(21,148)	(21,148)
Net income	—	22,465	22,465	22,465

Total comprehensive income	—	—	—	$22,465

Balance, December 31, 2004	$119,014	$2,237	$121,251

The accompanying notes are an integral part of the combined financial statements

Golden Energy Marine Corp. and subsidiaries and affiliated companies
Combined Statements of Cash Flows
For the years ended December 31, 2002, 2003 and 2004
(In thousands of US Dollars)

	2002	2003	2004
Cash flows from operating activities:
Net (loss) income	$(109)	$1,029	$22,465
Adjustments to reconcile, net (loss) income to net cash provided by operating activities:
Depreciation	—	585	4,272
Amortization of deferred charges	—	5	30
Increase (decrease) in cash flows resulting from changes in:
Accounts receivable	—	(1,335)	(3,434)
Inventories	—	(276)	(853)
Prepaid expenses	(2)	(139)	(579)
Due from a related party	—	—	(840)
Accounts payable	252	1,180	2,364
Accrued voyage and running expenses	—	285	589
Accrued interest expense	—	3	480
Unearned revenue	—	723	2,835

Net cash provided by operating activities	141	2,060	27,329

Cash flows for investing activities:
Payments of advances for vessels under construction/vessel acquisitions, including interest capitalized	(28,298)	(57,078)	(184,983)

Net cash used in investing activities	(28,298)	(57,078)	(184,983)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	25,480	124,000
Principal payments on long-term debt	—	—	(4,212)
Payments for loan financing costs	—	(127)	(1,319)
Capital contributions	28,161	30,578	60,275

Net cash provided by financing activities	28,161	55,931	178,744

Increase in cash and cash equivalents	4	913	21,090
Cash and cash equivalents at beginning of year	—	4	917

Cash and cash equivalents at end of year	$4	$917	$22,007

Supplemental disclosure of cash flow information
Cash paid for interest, net of amount capitalized	$—	$19	$822

The accompanying notes are an integral part of the combined financial statements

Golden Energy Marine Corp. and subsidiaries and affiliated companies
Notes To Combined Financial Statements

December 31, 2003 and 2004
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information:

        Golden Energy Marine Corp., a company engaged in the ocean transportation of dry bulk commodities, crude oil and petroleum products worldwide, was formed on February 8, 2005, under the laws of the Republic of the Marshall Islands. On February 28, 2005, Golden Energy Marine Corp. acquired all of the outstanding shares of its subsidiaries (i) by issuing 125 shares to Cosmos Energy Ltd., a company beneficially owned by Bella Restis, (ii) by issuing 125 shares to Sun Energy Holdings Corp., a company beneficially owned by Katia Restis, (iii) by issuing 125 shares to Global Equity Investment Corp., a company beneficially owned by Claudia Restis and (iv) by issuing 125 shares to United Capital Advisors Inc., a company beneficially owned by Victor Restis. On July 14, 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company's authorized share capital increased to 300,000,000 shares of common stock, par value $0.01 per share and 30,000,000 shares of preferred stock, par value $0.01 per share. The Board of Directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock. In addition, on July 14, 2005, the Company accomplished a stock split in the form of a share dividend of 28,999,500 new shares of common stock issued to its existing shareholders.

        The accompanying combined financial statements represent the financial position and results of operations of Golden Energy Marine Corp., its wholly-owned subsidiaries and nine ship-owning affiliated companies under common control and common management that will be acquired by Golden Energy Marine Corp. upon the completion of the offering discussed in Note 15(a) (collectively the "Company").

        The assets and liabilities of these companies are reflected in the financial statements of the Company using the combined historical carrying costs of their assets and liabilities since the transaction constitutes a reorganization of companies under common control, accounted for in a manner similar to a pooling of interests, as each company is, indirectly, wholly-owned by Bella, Katia, Claudia and Victor Restis prior to the transfer of ownership of these companies to Golden Energy Marine Corp.

        The combined financial statements have been prepared as if the assets, liabilities and results of operations of the Company were combined for all periods presented. Management believes the assumptions underlying the combined financial statements are reasonable.

        The wholly-owned subsidiaries of Golden Energy Marine Corp. included in these combined financial statements are as follows:

        (a)   Petronaft S.A. ("Petronaft"), incorporated in the Marshall Islands on June 25, 2003, owner of 100% of the shares of the below companies:

Company	Country of Incorporation	Date of Incorporation	Vessel name or Hull Number	Date of Delivery
Dahran Energy Shipping Limited	British Virgin Islands	July 10, 2001	Energy Century	July 25, 2003
East Moon S.A.	Cayman Islands	May 2, 2002	Energy Commander	April 27, 2004
West Moon S.A.	Cayman Islands	May 2, 2002	Energy Conqueror	May 28, 2004
Georgia Marine Corp.	Marshall Islands	January 13, 2003	Energy Challenger	July 28, 2005
Montana Marine Corp.	Marshall Islands	January 13, 2003	Energy Champion	September 9, 2005
Nevada Marine Corp.	Marshall Islands	January 13, 2003	Hull S-1155	—

        East Moon S.A. and West Moon S.A. were originally registered during 2002 as Marshall Islands corporations and subsequently, during April 2004, were both registered as exempt companies in the Cayman Islands by way of continuation in order to comply with certain nationality requirements for the registration of vessels under the Isle of Man flag. Their existence as Marshall Islands corporations ceased at the time of their registration in the Cayman Islands.

        (b)   Emaroil Co. ("Emaroil"), incorporated in the Marshall Islands on June 25, 2003, owner of 100% of the shares of the below companies:

Company	Country of Incorporation	Date of Incorporation	Vessel name	Date of Delivery
Flamenco Navigation Corp.	Cayman Islands	May 17, 2002	Energy Pride	May 25, 2004
Unique Navigation Corp.	Cayman Islands	June 21, 2002	Energy Protector	June 16, 2004
Wellington Shipping Company S.A.	Cayman Islands	September 10, 2002	Energy Power	January 5, 2005
Lexington Shipping Company S.A.	Cayman Islands	September 10, 2002	Energy Pioneer	November 4, 2004

        All four of the subsidiaries of Emaroil listed above were originally registered during 2002 as Marshall Islands corporations and were subsequently, on April 20, 2004, registered as exempt companies in the Cayman Islands by way of continuation in order to comply with certain nationality requirements for the registration of vessels under the Isle of Man flag. Their existence as Marshall Islands corporations ceased at the time of their registration in the Cayman Islands.

        (c)   Sodinave LTD ("Sodinave"), incorporated in the Marshall Islands on June 25, 2003, owner of 100% of the shares of the below companies:

Company	Country of Incorporation	Date of Incorporation	Vessel name or Hull Number	Date of Delivery
Mansey Financial S.A.	British Virgin Islands	February 6, 2003	Energy Sprinter	March 29, 2005
Ceco Financial Inc.	British Virgin Islands	February 26, 2003	Energy Skier	May 31, 2005

        (d)   Golden Energy Management S.A. ("GEM"), incorporated in Marshall Islands on September 4, 2002, it serves as the commercial manager of the vessels of the Company pursuant to separate commercial management agreements with each of the ship-owning subsidiaries with vessels in operations. GEM's commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting and freight invoicing in exchange for a commission. In addition, GEM acts as the sale and purchase broker of the vessels of the Company in exchange for a commission.

        (e)   Golden Energy Management S.A. ("Golden"), incorporated in Liberia on September 10, 2002, in connection with the vessels under construction (Note 5), it has provided the shipyards with good-performance guarantees pursuant to facility agreements with the ship-owning companies in exchange for a fee.

        The nine ship-owning affiliated companies of Golden Energy Marine Corp. included in these combined financial statements are as follows:

Company	Country of Incorporation	Date of Incorporation	Vessel Name	Date of Delivery
Spelman International Corp.	British Virgin Islands	October 7, 2004	Miden Max	March 17, 2005
Ikeston Star Shipping Inc.	British Virgin Islands	October 5, 2004	Bergen Max	February 4, 2005
Carsten World Inc.	British Virgin Islands	October 29, 2004	Ostende Max	February 14,2005
Fayton Maritime Corp.	British Virgin Islands	October 29, 2004	Brugge Max	March 5, 2005
Pavey Services Ltd.	British Virgin Islands	October 29, 2004	Bremen Max	January 26, 2005
Waxstone Shipping Inc.	British Virgin Islands	October 29, 2004	Elbe Max	March 8, 2005
Awley Investments Inc.	British Virgin Islands	November 12, 2004	Ghent Max	April 18, 2005
Brazey Worldwide Corp.	British Virgin Islands	November 12, 2004	Antwerp Max	January 19,2005
Shoreline Universal Limited	British Virgin Islands	November 25, 2004	Hamburg Max	April 1, 2005

        Lincoln Finance Corp. ("LINCOLN") has owned the 100% of the issued and outstanding shares of the above companies since their incorporation at the dates above. LINCOLN was incorporated in 2004 as a wholly owned subsidiary of Nouvelle Enterprises SA. Nouvelle Enterprises SA was incorporated in 2004 and is owned 51% by First Financial Corp. ("FIRST"), an affiliated company beneficially owned by the Company's shareholders since its incorporation during 2001. The remaining 49% of Nouvelle Enterprises SA is owned by Alba Investments Inc., an affiliated company beneficially owned by the shareholders of the Company since its incorporation during 2004. On March 7, 2005, Golden Energy Marine Corp. entered into a memorandum of understanding with LINCOLN that upon the successful completion of the public offering discussed in Note 15(a), Golden Energy Marine Corp. will acquire from LINCOLN all of the issued and outstanding shares of the above nine ship-owning companies. As discussed in Note 5(b) LINCOLN through the nine ship-owning companies is in the process of acquiring vessels from a third party. As of December 31, 2004, none of the nine vessels had been delivered to the Company and the combined financial statements reflect the down payments made, and related debt, of the nine ship-owning companies.

        As of December 31, 2004, the Company does not employ any executive officers or personnel other than a chartering officer, an operator and the crew aboard the vessels. The directors of the Company do not receive remuneration for the services they provide.

        The technical management of the vessels is performed by Enterprises Shipping and Trading S.A. ("EST"), a related Liberian corporation (Note 3). EST has an office in Greece in which GEM's offices are also located. EST provides the Company and other related ship-owning companies with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, in exchange for a fixed fee. EST is beneficially owned by one of the Company's beneficial shareholders.

        During 2003 and 2004, one charterer and four charterers, respectively, individually accounted for more than 10% of the Company's voyage revenues as follows:

Charterer	2003	2004
A	—	28%
B	100%	23%
C	—	13%
D	—	11%

2.    Significant Accounting Policies:

        (a)   Principles of Combination: The accompanying combined financial statements have been prepared in conformity with U.S. generally accepted accounting principles and include for each of the years in the three-year period ended December 31, 2004, the financial position and results of operations of the subsidiaries and the affiliates of the Company all of which are under common control and management, referred to in Note 1. All intercompany balances and transactions have been eliminated on combination.

        (b)   Use of Estimates: The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include the review of the carrying amount of the vessels and the useful life of the vessels.

        (c)   Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which requires separate presentation of certain transactions, which are recorded directly as components of shareholders' equity. The Company has no other comprehensive income (loss) and, accordingly, comprehensive income (loss) equals net income (loss) for all periods presented.

        (d)   Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar. Furthermore, the Company incurs bank debt, pays salaries and wages and other expenditure such as fuel costs, lubricants, insurance costs, etc. all in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to U.S. Dollars at the foreign exchange rate prevailing at year-end. Resulting gains or losses are reflected separately in the accompanying combined statements of operations.

        (e)   Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

        (f)    Accounts Receivable—Trade: The amount shown as Accounts Receivable—Trade at each balance sheet date, includes amounts due from charterers for hire and freight. Accounts are assessed individually, on a weekly basis, for purposes of determining the appropriate allowance for doubtful accounts. The allowance for doubtful accounts at December 31, 2003 and 2004 was nil.

        (g)   Insurance Claims: Insurance claim recoveries from the insurance companies, representing claimable expenses, net of deductibles, are recorded as an asset when their receipt is deemed probable. Any remaining costs to complete the claims are included in accrued liabilities. There were no insurance claims for 2002, 2003 and 2004.

        (h)   Inventories: Inventories consist of bunkers, lubricants and stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

        (i)    Vessel Cost: Vessels are stated at cost, which consists of the contract price, any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses, on-site supervision costs and other expenditures to prepare the vessel for her initial voyage) and borrowing costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels otherwise these amounts are charged to expense as incurred.

        (j)    Impairment of Long-Lived Assets: The Company follows SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets held for use is measured by a comparison of the carrying value of the asset to the estimated undiscounted future cash flows, excluding interest charges, expected to be generated by the use of the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount the carrying value exceeds the fair value of the asset. Management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. Fair value of the vessels is provided by independent marine valuers. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of December 31, 2003 and 2004, indicated that no impairment loss is required.

        (k)   Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard (second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life). However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

        (l)    Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking becomes due (usually two to five years). Unamortized dry-docking costs of vessels that are sold are written off to income in the year of the vessels' sale. The Company did not incur any dry-docking costs during 2002, 2003 and 2004.

        (m)  Financing Costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made. Deferred financing costs are included in Deferred charges, net in the accompanying combined balance sheets.

        (n)   Pension and Retirement Benefit Obligations: The ship-owning companies included in the consolidation employ the crew on board the vessels under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits. The two employees of the Company presently do not receive any pension or post-retirement benefits.

        (o)   Commitments and Contingencies: Liabilities for loss contingencies, arising from claims, assessments, litigations, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

        (p)   Revenue Recognition: The Company follows the Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, issued by the Securities and Exchange Commission ("SEC") in December 2003. SAB 104 summarizes certain of the SEC's staff views in applying U.S. generally accepted accounting principles to revenue recognition in financial statements. Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as the service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income is included in Vessels' revenue, gross and represents payments by the charterer to the vessel owners when loading or discharging time exceeds the stipulated time in the voyage charters. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

        (q)   Commissions: Commissions are paid in the same period as related charter revenues are recognized. Commissions are included in Voyage expenses. Commissions to third-parties range from 1.25% to 3.75% of the charter revenue.

        (r)   Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in Vessel operating expenses in the accompanying combined statements of operations.

        (s)   Earnings (Losses) per Share: Basic earnings (losses) per share are computed by dividing net income (loss) by the weighted average number of common shares deemed outstanding during the year. Diluted earnings (losses) per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2004.

        (t)    Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. The Company has determined that it operates under one reportable segment. For 2002, 2003 and 2004 the dry-fleet (the nine ship-owning companies discussed in Note 1) had no operations. Furthermore, the disclosure of geographic information is impracticable because when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide.

        (u)   Derivatives: The Company follows SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, to account for derivatives and hedging activities, which requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During each of the years in the three-year period ended December 31, 2004, the Company did not engage in any transaction with derivative instruments or have any hedging activities.

        (v)   Recent Accounting Pronouncements:

        SFAS No. 123R:    In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. This statement is a revision to SFAS No. 123, Accounting for Stock-Based Compensation and Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant-date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective for annual periods beginning after June 15, 2005. The Company is therefore required to adopt this standard effective January 1, 2006. As of December 31, 2004, the Company does not have any stock-based compensation plans.

        SFAS No. 151:    In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "....under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal as to require treatment as current period changes...". SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS 151 requires that allocation of fixed production overheads to costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 apply to inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date SFAS 151 was issued. The Company expects that the adoption of SFAS 151 will not have an impact on its financial statements.

        SFAS No. 153:    In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, an amendment to APB Opinion No. 21. SFAS No. 153 addresses the measurement of exchanges of non-monetary assets. The provisions of SFAS No. 153 apply to non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. The provisions of SFAS No. 153 are required to be applied prospectively. The Company has not yet determined the impact of the adoption of SFAS 153, if any, on its combined financial position.

        SFAS No. 154:    In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3, to provide guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The provisions of SFAS 154 apply to fiscal years beginning after December 15, 2005 and are required to be applied prospectively. The Company expects that the adoption of SFAS 154 will not have an impact on its financial statements.

3.    Transactions with Related Parties:

        (a)   Enterprises Shipping and Trading S.A.: The amounts shown in the accompanying combined balance sheets as Due from a related party and Due to a related party are respectively due from and due to EST.

        As discussed in Note 1, the ship-owning companies have a management agreement with EST, under which management services are provided in exchange for a fixed daily fee per vessel in operation and for a fixed monthly fee per hull under construction. These agreements are entered into with an initial term of three years and shall continue until terminated by either party giving to the other notice in writing, in which case the agreements shall terminate upon the expiration of a period of two months from the date upon which such notice was given. In the event of the appointment of EST being terminated in accordance with the above, the fee payable to EST shall continue to be payable for a further period of three calendar months as from the termination date. In addition, provided that EST provides crew for the vessel, EST shall receive also reimbursement for crew support costs for the same period of the three calendar months. Finally in the event of termination of the agreement EST shall receive crew severance costs of up to $50 per vessel.

        The management agreements with EST require the ship-owning companies with vessels in operation, to make an interest-free advance of $120 each, to cover the working capital requirements arising from the handling of the majority of the expenditure generated from the vessels' operations. This advance is made ten days before the delivery of the vessel for which EST is appointed as the manager. These advances, which at December 31, 2004 amounted to $840 in the aggregate, are separately reflected in the accompanying 2004 combined balance sheet as Due from a related party.

        The fees charged by EST for 2002, 2003 and 2004 amounted to $97, $448 and $998, respectively, which are separately reflected as Management fees charged by a related party in the accompanying combined statements of operations.

        (b)    FBB First Business Bank:    Included in the amounts shown in the accompanying combined balance sheets as Cash and cash equivalents are cash equivalents placed with FBB First Business Bank, a Greek commercial lending bank, an affiliated institution, since one of the Company's existing shareholders and one of the Company's Directors are members of the Board of Directors of FBB First Business Bank. Amounts held in this bank as of December 31, 2002, 2003 and 2004 amounted to $4, $917 and $14,830, respectively. During 2003 and 2004, the Company earned interest on these amounts of $8 and $77, respectively. The Company did not earn any interest for 2002.

4.    Inventories:

        The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	2003	2004
Bunkers	206	637
Lubricants	34	386
Stores	36	106

	276	1,129

5.    Advances For Vessels Under Construction/Vessel Acquisitions:

        The amounts shown in the accompanying combined balance sheets include payments to the shipyards in respect of vessels under construction, advances for acquisition of second-hand vessels,

capitalized interest cost in accordance with the accounting policy discussed in Note 2, and other related costs, as analyzed below:

	2003	2004
Payments to the shipyards	47,528	52,361
Advances for vessel acquisitions	—	29,800
Capitalized borrowing cost	219	566
Other costs incurred prior to the delivery of the vessels	155	772

	47,902	83,499

        (a)    Vessels under Construction:    The Company has entered into shipbuilding contracts with three shipyards for the construction of 12 oil-carrier tankers with expected deliveries from 2003 through 2005. During July 2003, the Company took delivery of the first of these vessels, Energy Century. At various dates during 2004, the Company took delivery of the next five of these vessels, namely Energy Commander, Energy Conqueror, Energy Pride, Energy Protector and Energy Pioneer (Note 1).

        At December 31, 2004 the Company was committed to the construction of the remaining six vessels scheduled for delivery at various dates during 2005, at a total contract cost of $216,178. Payments made towards these commitments through December 31, 2004 totaled $52,361.

        The Company has signed commitment letters with the lending banks for five preferred ship variable rate mortgage bank loans for $108,000, in the aggregate, to finance the delivery installments of five out of the six vessels under construction at December 31, 2004. Furthermore, the Company is negotiating an additional preferred ship variable rate mortgage bank loan for $30,000 to finance the delivery installment of the sixth vessel under construction at December 31, 2004.

        The loans will be repayable in variable installments from 2005 through 2015 and will include balloon payments of $55,360, in the aggregate, which will be payable with the last installments. The loans will bear interest at LIBOR plus a spread. The vessels upon their delivery will be collateralized to secure the loans with first preferred ship mortgages. Furthermore, the loans will be secured by the corporate guarantees of the holding companies of the respective ship-owning companies. The loan agreements will include covenants among others that will require the subsidiaries of the Company, to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks, minimum levels of available cash and cash equivalents and the equity of the corporate guarantors above a certain percentage of the total assets of the corporate guarantors. Furthermore, the covenants will require the borrowers not to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the banks prior consent.

        (b)    Vessel Acquisitions:    On December 2, 2004, FIRST entered into a sale/purchase agreement with Malaysia International Shipping Corporation BHD ("MISC"), a listed company on the Malaysian Stock Exchange, for the en-bloc acquisition of 32 dry-bulk vessels for $740,000. To this effect 32 ship-owning companies were established, each of which entered into individual Memoranda of Agreement ("MOA") to acquire one vessel each from MISC. As discussed in Note 1, nine of these ship-owning companies will be acquired by the Company. The total acquisition cost of the nine vessels by these nine ship-owning companies, is $298,000. As security for the fulfillment of the sale/purchase agreement a 10% advance was made by the ship-owning companies, before December 31, 2004, the remaining 90% to be paid upon the delivery of each vessel. The 10% advance for the nine vessels paid, amounted to $29,800 and is included in Advances for vessels under construction/vessel acquisitions in the accompanying balance sheets.

        The acquisition cost is funded by a syndicated loan of $500,000 and a term loan of $220,000, which have been obtained respectively by subsidiaries of FIRST and an affiliated company beneficially owned by the Company's shareholders. Upon their delivery all 32 of the vessels will be provided as collateral to secure the syndicated loan for which the 32 ship-owning companies are joint and several obligors (Notes 8 and 15).

        The acquisition price to be paid by the Company to acquire the shares of the nine ship-owning companies upon the successful completion of the offering discussed in Note 15(a) is based on fair value, which was determined as of August 31, 2005 and is subject to adjustment for net operating profits or losses during the period between August 31, 2005 and the delivery of the shares of the nine ship-owning companies to the Company. The fair value is based upon market value, which was obtained from valuations performed by independent marine appraisers.

6.    Vessels:

        The amounts in the accompanying combined balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2002	—	—	—
—Additions	37,474	—	37,474
—Depreciation for the year	—	(585)	(585)

Balance, December 31, 2003	37,474	(585)	36,889
—Additions	149,386	—	149,386
—Depreciation for the year	—	(4,272)	(4,272)

Balance, December 31, 2004	186,860	(4,857)	182,003

        Cost of vessels at December 31, 2003 and 2004 includes nil and $291, respectively, of capitalized borrowing costs in accordance with the accounting policy discussed in Note 2.

        At December 31, 2004, three of the vessels were employed under voyage charters expiring through February 2005, while three of the vessels were operating under time charters expiring through February 2005 (two time charters) and January 2005 (one time charter).

        The vessels, having a total carrying value of $182,003 at December 31, 2004, have been provided as collateral to secure the loans of each respective vessel discussed under (a) through (f) in Note 8.

7.    Deferred Charges:

        Deferred charges are analyzed as follows:

Financing Costs
Balance, December 31, 2002	—
—Additions	127
—Amortization for the year	(5)

Balance, December 31, 2003	122
—Additions	1,319
—Amortization for the year	(30)

Balance, December 31, 2004	1,411

        The amortization of financing costs is included in Interest and finance costs in the accompanying combined statements of operations.

8.    Long-term Debt:

        The amounts in the accompanying combined balance sheets are analyzed as follows:

	Borrower(s)	2003	2004
(a)	Dahran Energy Shipping Limited	25,480	23,781
(b)	East Moon S.A.	—	19,333
(c)	West Moon S.A.	—	19,334
(d)	Flamenco Navigation Corp.	—	17,420
(e)	Unique Navigation Corp.	—	17,400
(f)	Lexington Shipping Company S.A.	—	18,000
(g)	Alba Investments Inc,	—	30,000
(h)	Subsidiaries of First Financial Corp.	—	—

	Total	25,480	145,268
	Less-current portion	(1,699)	(37,925)

	Long-term portion	23,781	107,343

        Loan (a):    In July 2003, Dahran Energy Shipping Limited concluded a preferred ship variable rate mortgage bank loan for $25,480, payable in 20 equal semi-annual principal installments plus interest at variable rates (LIBOR plus a spread) with a balloon installment of $8,493 due in January 2013, to finance the delivery installment of the vessel, Energy Century.

        Loan (b):    In April 2004, East Moon S.A. concluded a preferred ship variable rate mortgage bank loan for $20,000, payable in 20 equal semi-annual principal installments plus interest at variable rates (LIBOR plus a spread) with a balloon installment of $6,667 due in October 2014, to finance the delivery installment of the vessel, Energy Commander.

        Loan (c):    In May 2004, West Moon S.A. concluded a preferred ship variable rate mortgage bank loan for $20,000, payable in 20 equal semi-annual principal installments plus interest at variable rates (LIBOR plus a spread) with a balloon installment of $6,667 due in November 2014, to finance the delivery installment of the vessel, Energy Conqueror.

        Loans (a), (b) and (c) above are secured by the corporate guarantee of Petronaft, and the collateralization of the vessels discussed in Note 6.

        Loan (d):    In May 2004, Flamenco Navigation Corp. concluded a preferred ship variable rate mortgage bank loan for $18,000, payable in 20 equal semi-annual principal installments plus interest at variable rates (LIBOR plus a spread) with a balloon installment of $6,400 due in May 2014, to finance the delivery installment of the vessel, Energy Pride.

        Loan (e):    In June 2004, Unique Navigation Corp. concluded a preferred ship variable rate mortgage bank loan for $18,000, payable in 40 equal quarterly principal installments plus interest at variable rates (LIBOR plus a spread) with a balloon installment of $6,000 due in December 2014, to finance the delivery installment of the vessel, Energy Protector.

        Loan (f):    In November 2004, Lexington Shipping Company S.A. concluded a preferred ship variable rate mortgage bank loan for $18,000, payable in 40 equal quarterly principal installments plus interest at variable rates (LIBOR plus a spread) with a balloon installment of $6,000 due in May 2015, to finance the delivery installment of the vessel, Energy Pioneer.

        Loans (d), (e) and (f) above are secured by the corporate guarantee of Emaroil, and the collateralization of the vessels discussed in Note 6.

        Loan (g):    In December 2004, Alba Investments Inc,, an affiliated company, which is beneficially owned by the Company's shareholders (Note 1), concluded a term bank loan for $220,000, payable in one installment due in December 2005 plus interest at variable rates (LIBOR plus a spread), to finance 30% of the acquisition cost of the 32 vessels discussed in Note 5(b). Through December 31, 2004, total drawdowns against this loan amounted to $81,300 of which $30,000 were drawn down to finance the 10% security advance made by the nine ship-owning companies discussed in Note 5(b) and has been included in the combined financial statements as of December 31, 2004. The loan is secured by the corporate guarantee of FIRST.

        Loan (h):    In December 2004, subsidiaries of FIRST, concluded a syndicated preferred ship variable rate mortgage bank loan for $500,000, payable in variable principal installments plus interest at variable rates (LIBOR plus a spread) with a balloon installment of $45,500 due in March 2015, to finance 70% of the acquisition cost of the 32 vessels discussed in Note 5(b). Through December 31, 2004, total drawdowns against this loan amounted to $22,974, which did not relate to the nine ship-owning companies discussed in Note 5(b). Accordingly, no amount with respect to such loan has been included in the combined financial statements as of December 31, 2004. The loan is secured by the corporate guarantee of a subsidiary of FIRST in addition to the collateralization of the vessels discussed in Note 5(b).

        The weighted average interest rate, including the spread, for 2003 and 2004 was approximately 2.11% and 2.35%, respectively. Long-term debt is denominated in U.S. Dollars. Long-term debt interest expense for 2003 and 2004 amounted to $22 and $1,246 (Note 11), respectively, net of capitalized interest of $219 and $638, respectively (Notes 5 and 6), and is included in Interest and finance costs in the accompanying combined statements of operations.

        The annual principal payments required to be made after December 31, 2004, are as follows:

Amount
2005	37,925
2006	7,925
2007	7,925
2008	7,925
2009	7,925
2010 and thereafter	75,643

145,268

        The loan agreements for the loans under (a) through (f) above, include covenants among others that require the subsidiaries of the Company to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks, minimum levels of available cash and cash equivalents and the equity of the corporate guarantors above 30% (in one case 25%) of the total assets of the corporate guarantors. Furthermore, the covenants require the borrowers not to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the banks prior consent.

        The debt discussed under (g) above provides for the prepayment of the entire outstanding loan or any part thereof in whole multiples of $5,000 without penalty or additional cost. The loan agreement requires that no subsidiary of FIRST (or any of its assets for the same matter) can be sold without the lending bank's written consent (Note 15). The loan agreement includes also covenants, among others, the effect of which limits the ability of the borrower and the corporate guarantor to, draw funds, pay dividends, pay shareholders' loans and change the beneficial ownership or management of the vessels. In addition, the covenants require FIRST to maintain minimum levels of available cash and cash equivalents.

        The syndicated loan discussed under (h) above provides for the prepayment of the entire outstanding loan or any part thereof in whole multiples of $5,000 without penalty or additional cost. Furthermore, in the event that the nine ship-owning companies and their vessels are withdrawn from the syndicated loan, then the amount of the syndicated loan that is outstanding will be reduced by the proportion of the market value of the nine vessels at that time to the aggregate market value of the 32 vessels as of the same date. The loan agreement, includes also covenants, among others, the effect of which limits the ability of the borrowers to, draw funds from time to time, pay dividends, pay shareholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers, to maintain a minimum hull value in connection with the vessels' outstanding loan, insurance coverage of the vessels against all customary risks, minimum levels of available cash and cash equivalents and an operating bank account with minimum balance.

        The restricted net assets of the subsidiaries of Golden Energy Marine Corp. as of December 31, 2004 exceed 25% of the combined net assets of the Company as of December 31, 2004. Accordingly the combined condensed financial information of Golden Energy Marine Corp. is presented in the Financial Statement Schedule.

        The Company was in compliance with its loan covenants for 2003 and 2004.

9.    Combined Equity:

        The amounts shown in the accompanying combined balance sheets as Combined equity represent payments made by the shareholders at various dates (a) to finance vessel acquisitions in excess of the amounts of bank loans obtained and (b) advances for working capital purposes.

        The share capital of Golden Energy Marine Corp., from its inception on February 8, 2005 to July 14, 2005, consisted of 500 shares authorized, issued and outstanding of $0.01 par value. As a result of the amendment discussed in Note 1, the number of issued and outstanding shares of common stock was increased to 29,000,000 of $0.01 par value. The holders of the shares of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and to receive dividends, if any.

        The earnings (loss) per share information presented in the combined statements of operations for all periods presented, has been calculated based on Golden Energy Marine Corp.'s capital structure and assuming the number of 29,000,000 shares of common stock, discussed above, was outstanding for all years presented. Further, the dividends declared subsequent to year-end (Note 14), of $12,561, have been given retroactive effect in the 2004 financial statements based on such capital structure.

10.    Commitments and Contingencies:

        Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined financial statements.

        The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

        Note 5 discusses the Company's commitments with respect to the construction of the 12 oil-carrier tanker vessels and the acquisition of the nine ship-owning companies.

11.    Interest and Finance Costs:

        The amounts in the accompanying combined statements of operations are analyzed as follows:

	2002	2003	2004
Interest on long-term debt	—	22	1,246
Amortization of financing fees	—	5	30
Other	—	3	45

	—	30	1,321

12.    Income Taxes:

        Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying combined statements of operations.

        Pursuant to the Internal Revenue Code of the United States, as amended (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, upon completion of the public offering of the Company's shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

13.    Financial Instruments:

        The principal financial assets of the Company consist of cash and cash equivalents and accounts receivable trade and due from a related party. The principal financial liabilities of the Company consist of long-term bank debt, accounts payable trade and due to a related party.

        (a)    Interest Rate Risk:    The Company's interest rates and long-term loan repayment terms are described in Note 8.

        (b)    Concentration of Credit Risk:    Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable trade. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations. The Company's customers include the major oil refining and petrochemical companies. Credit risk with respect to these trade receivables is generally considered minimal because of the financial strength of such companies as well as the Company having procedures in effect to monitor the creditworthiness of customers. The Company generally does not require collateral for its accounts receivable.

        (c)    Fair Value:    The carrying values of cash and cash equivalents, accounts receivable trade, due to and from a related party and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the carrying values, due to their variable interest rates.

14.    Subsequent Events:

        (a)    Deliveries of Vessels under Construction:    Subsequent to December 31, 2004 and as of September 9, 2005, the Company took delivery of vessels Energy Power, Energy Sprinter, Energy Skier, Energy Challenger and Energy Champion. The delivery installments of the vessels were financed by the proceeds of preferred ship variable rate mortgage bank loans of $118,000 in the aggregate.

        The loans will be repayable in equal installments from 2005 through 2015, plus balloon payments of $50,240, in the aggregate, payable together with the last installments and will bear interest at LIBOR plus a spread. Energy Power, Energy Sprinter Energy Skier, Energy Challenger and Energy Champion have been collateralized, respectively to secure each of the loans. Furthermore, the loans will be secured by the corporate guarantee of the holding company of the respective ship-owning company. The loan agreements include covenants among others that require the ship-owning companies, to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks. The loan agreements also include covenants among others that require the corporate guarantors to maintain minimum levels of available cash and cash equivalents and their equity above a certain percentage of their total assets. Furthermore, the covenants require the borrowers not to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the banks' prior consent.

        (b)    Distribution of Dividends:    On March 1, 2005, March 7, 2005 and August 31, 2005, the Company declared dividends for 2004 totaling $2,561, $10,000, and $8,587 respectively. The dividends were paid during March 2005 and September 2005 and also from the Company's cash on hand. As the above transactions represent distributions to existing shareholders prior to the initial public offering discussed above, the transactions were given retroactive effect in the accompanying 2004 combined balance sheet

        (c)    Progress of the Vessel Acquisitions:    Subsequent to December 31, 2004 all of the 32 vessels discussed in Note 5(b), have been delivered by MISC to their respective ship-owing companies. The vessels were financed by (i) further drawdowns against the term loan discussed in Note 8(g) of $129,600 of which $52,600 were drawn down to finance the payments made for the nine vessels and (ii) further drawdowns against the syndicated loan discussed in Note 8(h) of $477,026 of which $201,359 were drawn down to finance the payments made for the nine vessels. In addition, the Company is in the process of receiving the consent of the lending bank of the term loan for the sale of the issued shares of the nine ship-owning companies by LINCOLN to Golden Energy Marine Corp.

15.    Subsequent Events (Unaudited):

        (a)    Initial Public Offering:    The Company is currently in the process of registering for an initial public offering of common shares in the United States under the United States Securities Act of 1933, as amended. Following the completion of the initial public offering, it is expected that existing shareholders, whether or not the underwriters' over-allotment option is exercised, will own a majority of the Company's outstanding shares.

        The Company intends to apply the net proceeds from the offering together with a new secured credit facility to acquire all of the outstanding share capital of the nine ship-owning companies discussed in Note 1. The sellers of the shares will undertake to retire all the indebtedness of the nine ship-owning companies and deliver them to the Company debt-free. In doing so the nine ship-owning companies will no longer be joint and several obligors with respect to the debt of the remaining 23 ship-owning companies out of the total 32 ship-owning companies, discussed in Notes 8 and 14(c).

        In addition to the proceeds from the offering, the acquisition of the shares of the nine ship-owning companies will also be funded by the proceeds of a syndicated loan. The Company is in the process of signing a commitment letter with the lending banks for a syndicated preferred ship variable rate mortgage bank loan for $167,800, which will be payable in variable principal installments plus interest at variable rates (LIBOR plus a spread) with a balloon installment of $17,500 due in 2015. The loan will be secured by the corporate guarantee of the Company in addition to the collateralization of the nine vessels. The syndicated loan will provide for the prepayment of the entire outstanding loan or any part thereof in whole multiples of $5,000 without penalty or additional cost. Furthermore, in the event that any of the nine ship-owning companies and its vessel will be withdrawn from the syndicated loan, then the amount of the syndicated loan that is outstanding will be reduced by the proportion of the market value of the withdrawn vessel at that time to the aggregate market value of the nine vessels as of the same date. The loan agreement will also include covenants, among others, the effect of which will limit the ability of the borrowers to, draw funds from time to time, pay dividends following the occurrence of an event of default, sell vessels and assets and change the ownership or management of the vessels. Also, the covenants will require the borrowers, to maintain a minimum hull value in connection with the vessels' outstanding loan, insurance coverage of the vessels against all customary risks, minimum levels of available cash and cash equivalents and an operating bank account with minimum balance.

        (b)    Management Agreements with EST:    The Company and EST has negotiated an amendment to the existing terms of the management agreements, whereby effective January 1, 2005, the initial term of the appointment of EST will be reduced from three years to one year. Furthermore, the Company and EST are negotiating an increase in the daily fees charged by EST, whereby effective January 1, 2005 the daily fixed fee charged by EST for vessels in operation will be increased to $515 from $500.

        (c)    Consideration of the nine ship-owning companies:    As discussed in Notes 1, 5(b) and 15(a), upon the consummation of the offering the Company (through its newly-formed intermediate holding company, Grand Prix Corp., a Marshall Islands company) will acquire the shares of the nine ship-owning companies from LINCOLN and accordingly the transaction will be recorded at historical cost.

        The fair value of the nine ship-owning companies as of August 31, 2005, which excludes the debt which will not be assumed by the Company, is expected to approximate the corresponding net book value of the companies ($290,087). The fair value as stated above is subject to adjustment for net operating profits or losses during the period between August 31, 2005 and the delivery of the shares of the nine ship-owning companies to the Company. Simultaneous with the acquisition by the Company, LINCOLN will repay the nine ship-owning companies debt and the Company will acquire the nine ship-owning companies debt-free.

Financial Statement Schedule
Combined Condensed Financial Information of Golden Energy Marine Corp.
Balance Sheets
December 31, 2003 and 2004
(In thousands of US Dollars)

	2003	2004
ASSETS
Investments in subsidiaries	$59,659	$142,399

TOTAL ASSETS	59,659	142,399

LIABILITIES AND COMBINED SHAREHOLDERS' EQUITY
Current liabilities:
Dividends payable	—	21,148

Total current liabilities	—	21,148
Combined shareholders' equity:
Capital contributions	58,739	119,014
Retained earnings	920	2,237

Total combined shareholders' equity	59,659	121,251

TOTAL LIABILITIES AND COMBINED SHAREHOLDERS' EQUITY	$59,659	$142,399

The accompanying note is an integral part of this financial statement schedule

Financial Statement Schedule
Combined Condensed Financial Information of Golden Energy Marine Corp.
Statements of Operations
For the years ended December 31, 2002, 2003 and 2004
(In thousands of US Dollars, except for share and per share data)

	2002	2003	2004
Revenues:
Equity in net (loss) income of subsidiaries	$(109)	$1,029	$22,465

Net income (loss)	$(109)	$1,029	$22,465

Earnings (Loss) per share, basic and diluted	(0.01)	0.04	0.77

Weighted average number of shares, basic and diluted (Note 9)	29,000,000	29,000,000	29,000,000

The accompanying note is an integral part of this financial statement schedule

Financial Statement Schedule
Combined Condensed Financial Information of Golden Energy Marine Corp.
Statements of Combined Shareholders' Equity and Comprehensive Income
For the years ended December 31, 2002, 2003 and 2004
(In thousands of US Dollars, except per share data)

	Capital Contributions	(Accumulated Deficit)/ Retained Earnings	Total	Comprehensive Income/(Loss)
Balance, 1 January 2002	$—	$—	$—
Capital contributions	28,161	—	28,161
Net loss	—	(109)	(109)	$(109)

Total comprehensive loss	—	—	—	(109)

Balance, 31 December 2002	28,161	(109)	28,052
Capital contributions	30,578	—	30,578	—
Net income	—	1,029	1,029	1,029

Total comprehensive income	—	—	—	1,029

Balance, 31 December 2003	58,739	920	59,659
Capital contributions	60,275	—	60,275	—
Dividends declared ($0.73 per share)	—	(21,148)	(21,148)	—
Net income	—	22,465	22,465	22,465

Total comprehensive income	—	—	—	$22,465

Balance, 31 December 2004	$119,014	$2,237	$121,251

The accompanying note is an integral part of this financial statement schedule

Financial Statement Schedule
Combined Condensed Financial Information of Golden Energy Marine Corp.
Statements of Cash Flows
For the years ended December 31, 2002, 2003 and 2004
(In thousands of US Dollars)

	2002	2003	2004
Cash flows from operating activities:
Net (loss) income	$(109)	$1,029	$22,465
Adjustments to reconcile, net (loss) income to net cash provided by operating activities:
Undistributed losses (earnings) of affiliates	109	(1,029)	(22,465)

Net cash provided by operating activities	—	—	—
Cash flows for investing activities:
Investment in subsidiaries	(28,161)	(30,578)	(60,275)

Net cash used in investing activities	(28,161)	(30,578)	(60,275)
Cash flows from financing activities:
Capital contributions	28,161	30,578	60,275
Net cash provided by financing activities	28,161	30,578	60,275
Increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

The accompanying note is an integral part of this financial statement schedule

Financial Statement Schedule—Notes to Combined Condensed Financial information of Golden Energy Marine Corp.

        The financial statements of the Parent company include its investment in subsidiaries, which is stated at cost plus its share of the undistributed earnings of its subsidiaries since the date of acquisition. This Financial Statement Schedule should be read in conjunction with the Company's combined financial statements.

Golden Energy Marine Corp.

Golden Energy Marine Corp. and subsidiaries and affiliated companies
Combined Balance Sheets
December 31, 2004 and June 30, 2005
(In thousands of US Dollars)

	December 31, 2004	June 30, 2005
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$22,007	$20,254
Accounts receivable, trade	4,769	12,915
Inventories (Note 2)	1,129	2,817
Prepaid expenses	720	1,671

Total current assets	28,625	37,927
Fixed assets:
Advances for vessels under construction/vessel acquisitions	83,499	26,168
Vessels, net (Note 3)	182,003	590,878

Total fixed assets	265,502	617,046

Due from a related party	840	2,160
Deferred charges, net	1,411	1,357

TOTAL ASSETS	$296,378	$658,490

LIABILITIES AND COMBINED SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt (Note 4)	$37,925	$103,357
Accounts payable
Trade	1,815	6,434
Due to a related party	1,981	2,363

	3,796	8,797

Dividends payable	21,148	8,587
Accrued and other liabilities (Note 4)	4,915	8,873

Total current liabilities	67,784	129,614
Long-term debt, net of current portion (Note 4)	107,343	362,155
Commitments and contingencies
Combined shareholders' equity:
Preferred stock, $0.01 (one cent) par value; 30,000,000 shares authorized, none issued (Note 1)	—	—
Common stock, $0.01 (one cent) par value; 300,000,000 shares authorized; 29,000,000 shares issued and outstanding in 2005 (Note 1)	—	290
Capital contributions	119,014	123,548
Retained earnings	2,237	43,142
Accumulated other comprehensive loss	—	(259)

Total combined shareholders' equity	121,251	166,721

TOTAL LIABILITIES AND COMBINED SHAREHOLDERS' EQUITY	$296,378	$658,490

The accompanying notes are an integral part of the unaudited interim combined financial statements

Golden Energy Marine Corp. and subsidiaries and affiliated companies
Unaudited Interim Combined Statements of Operations
For the six-month periods ended June 30, 2004 and 2005
(In thousands of US Dollars, except for share and per share data)

	2004	2005
Revenues:
Vessel revenue	$9,930	$79,055
Expenses:
Voyage expenses	(2,214)	(11,823)
Vessel operating expenses	(1,495)	(8,350)
Management fees charged by a related party	(368)	(1,378)
Administration expenses	(120)	(340)
Depreciation (Note 3)	(1,129)	(10,674)

	(5,326)	(32,565)

Operating income	4,604	46,490
Other Expense:
Interest and finance costs	(166)	(5,874)
Interest income	8	248
Foreign currency exchange (losses)/gains, net	(35)	41

Net income	$4,411	$40,905

Earnings per share, basic and diluted (Note 5)	$0.15	$1.41

Weighted average number of shares, basic and diluted (Note 5)	29,000,000	29,000,000

The accompanying notes are an integral part of the unaudited interim combined financial statements

Golden Energy Marine Corp. and subsidiaries and affilaited companies
Unaudited Interim Statements of Combined Shareholders' Equity and Comprehensive Income
For the six-month periods ended June 30, 2004 and 2005
(In thousands of US Dollars except share data)

	Share Capital
					Accumulated Other Comprehensive Loss
	Number of Shares	Par Value	Capital Contributions	Retained Earnings		Total	Comprehensive Income
Balance, December 31, 2003	—	$—	$58,739	$920	—	$59,659
Capital contributions	—	—	25,674	—	—	25,674
Net income	—	—	—	4,411	—	4,411	$4,411

Total comprehensive income	—	—	—	—	—	—	$4,411

Balance, June 30, 2004	—	$—	$84,413	$5,331	—	$89,744

Balance, December 31, 2004	—	$—	$119,014	$2,237	—	$121,251
Issuance of share capital at par value	29,000,000	290	—	—	—	290
Capital contributions	—	—	4,534	—	—	4,534
Net unrealized change in cash flow hedging derivatives	—	—	—	—	(259)	(259)	(259)
Net income	—	—	—	40,905	—	40,905	$40,905

Total comprehensive income	—	—	—	—	—	—	$40,646

Balance, June 30, 2005	29,000,000	$290	$123,548	$43,142	(259)	$166,721

The accompanying notes are an integral part of the unaudited interim combined financial statements

Golden Energy Marine Corp. and subsidiaries and affiliated companies
Unaudited Interim Statements Combined Statements of Cash Flows
For the six-month periods ended June 30, 2004 and 2005
(In thousands of US Dollars)

	2004	2005
Cash flows from operating activities:
Net income	$4,411	$40,905
Adjustments to reconcile, net income to net cash provided by operating activities:
Depreciation	1,129	10,674
Amortization of deferred charges	12	733
Net unrealized change in cash flow hedging derivatives	—	(259)
Increase (decrease) in cash flows resulting from changes in:
Accounts receivable	(99)	(8,146)
Inventories	141	(1,688)
Prepaid expenses	(158)	(951)
Due from a related party	(720)	(1,320)
Accounts payable	2,095	5,001
Accrued and other liabilities	1,230	3,958

Net cash provided by operating activities	8,041	48,907

Cash flows for investing activities:
Payments of advances for vessels under construction/vessel acquisitions, including interest capitalized	(104,173)	(362,218)

Net cash used in investing activities	(104,173)	(362,218)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	76,000	331,959
Principal payments on long-term debt	(849)	(11,715)
Dividends paid	—	(12,561)
Issuance of common stock	—	290
Payments for loan financing costs	(267)	(679)
Capital contributions	25,674	4,534

Net cash provided by financing activities	100,558	311,828

Increase/decrease in cash and cash equivalents	4,426	(1,483)
Cash and cash equivalents at beginning of period	917	22,007

Cash and cash equivalents at end of period	$5,343	$20,524

Supplemental disclosure of cash flow information
Cash paid for interest, net of amount capitalized	$115	$5,225

The accompanying notes are an integral part of the unaudited interim combined financial statements

Golden Energy Marine Corp. and subsidiaries and affiliated companies
Notes To Unaudited Interim Combined Financial Statements

June 30, 2004 and 2005
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information:

        Golden Energy Marine Corp., a company engaged in the ocean transportation of dry bulk commodities, crude oil and petroleum products worldwide, was formed on February 8, 2005, under the laws of the Republic of the Marshall Islands. On February 28, 2005, Golden Energy Marine Corp. acquired all of the outstanding shares of its subsidiaries (i) by issuing 125 shares to Cosmos Energy Ltd., a company beneficially owned by Bella Restis, (ii) by issuing 125 shares to Sun Energy Holdings Corp., a company beneficially owned by Katia Restis, (iii) by issuing 125 shares to Global Equity Investment Corp., a company beneficially owned by Claudia Restis and (iv) by issuing 125 shares to United Capital Advisors Inc., a company beneficially owned by Victor Restis. On July 14, 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company's authorized share capital increased to 300,000,000 shares of common stock, par value $0.01 per share and 30,000,000 shares of preferred stock, par value $0.01 per share. The Board of Directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock. In addition, on July 14, 2005, the Company accomplished a stock split in the form of a share dividend of 28,999,500 new shares of common stock issued to its existing shareholders.

        The accompanying unaudited interim combined financial statements represent the financial position and results of operations of Golden Energy Marine Corp., its wholly-owned subsidiaries and nine ship-owning affiliated companies under common control and common management that will be acquired by Golden Energy Marine Corp. upon the completion of the initial public offering of its common shares. The assets and liabilities of these companies are reflected in the financial statements of the Company using the combined historical carrying costs of their assets and liabilities since the transaction constitutes a reorganization of companies under common control, accounted for in a manner similar to a pooling of interests, as each company is, indirectly, wholly-owned by Bella, Katia, Claudia and Victor Restis prior to the transfer of ownership of these companies to Golden Energy Marine Corp. The unaudited interim combined financial statements have been prepared as if the assets, liabilities and results of operations of the Company were combined for all periods presented.

        The accompanying unaudited interim combined financial statements are prepared in conformity with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles in the United States for annual financial statements. The accompanying unaudited interim combined financial statements are prepared in conformity with the accounting principles applied in the Company's annual financial statements and include all adjustments, consisting only of normal recurring adjustments that management of the Company believes are necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. The results of operations for the six-months ended June 30, 2004 and 2005 are not necessarily indicative of the results to be expected for the full year or any other interim period.

        The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes the assumptions underlying the accompanying unaudited interim combined financial statements are reasonable.

2.    Inventories:

        The amounts shown in the accompanying combined balance sheets are analyzed as follows:

	2004	2005
Bunkers	637	2,002
Lubricants and stores	492	815

	1,129	2,817

3.    Fixed assets:

        The movement in advances for vessels under construction/vessel acquisitions, vessels' cost and accumulated depreciation during the six-month period ended June 30, 2005 is analyzed as follows:

		Vessels
	Advances for vessels under construction/ vessel acquisitions
		Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2004	83,499	186,860	(4,857)	182,003
—Advances for vessels under construction/vessel acquisitions	362,218	—	—	—
—Transfers	(419,549)	419,549	—	419,549
—Depreciation for the period	—	—	(10,674)	(10,674)

Balance, June 30, 2005	26,168	606,409	(15,531)	590,878

        At June 30, 2005 the Company was committed to the construction of three vessels scheduled for delivery at various dates during 2005, at a total contract cost of $96,728. Payments made towards these commitments through June 30, 2005 totaled $25,372.

        On January 5, 2005, March 29, 2005 and May 31, 2005 the Company took delivery of vessels Energy Power, Energy Sprinter and Energy Skier, respectively. The ship-owning companies of the vessels concluded one preferred ship variable rate mortgage bank loan, each, for $78,000 in the aggregate, to finance the delivery installments of the vessels, as further discussed in Note 4(a, b and c).

        During 2004 an affiliated company entered into a sale/purchase agreement for the en-bloc acquisition of 32 dry-bulk vessels for $740,000. To this effect 32 ship-owning companies were established, each of which entered into individual Memoranda of Agreement ("MOA") to acquire one vessel each. As discussed in Note 1, nine of these ship-owning companies will be acquired by the Company. The total acquisition cost of the nine vessels by these nine ship-owning companies, is $298,000. During 2005 the Company took delivery of all of these vessels. The total cost of the vessels amounted to $299,767, which was financed by (i) drawdowns against the term loan discussed in Note 4(c) and (ii) drawdowns against the syndicated loan discussed in Note 4(d).

        The vessels, having a total carrying value of $590,878 at June 30, 2005, have been provided as collateral to secure the loans of each respective vessel discussed under (a), (b), (c) and (e) in Note 4.

        Interest capitalized during 2004 and 2005 amounted to $286 and $469, respectively.

4.    Long-term Debt:

        Long-term debt is analyzed as follows:

Amount
Balance, December 31, 2004	145,268
—Additional borrowings	331,959
—Repayments	(11,715)

Total, June 30, 2005	465,512
Less-current portion	(103,357)

Long-term portion	362,155

        (a)    In January 2005, Wellington Shipping Company S.A, the ship-owning company of vessel Energy Power concluded a preferred ship variable rate mortgage bank loan for $18,000, payable in 20 equal semi-annual principal installments plus interest at variable rates (LIBOR plus a spread) with a balloon installment of $8,000 due in 2015, to finance the delivery installment of the vessel, Energy Power. Energy Power has been collateralized to secure the loan. Furthermore, the loan is secured by the corporate guarantee of Emaroil Co., the holding company of the ship-owning company. The loan agreement includes covenants among others that require the subsidiary of the Company to maintain a minimum hull value in connection with the vessel's outstanding loan, insurance coverage of the vessel against all customary risks, minimum levels of available cash and cash equivalents and the equity of the corporate guarantor above 30% of the total assets of the corporate guarantor. Furthermore, the covenants require the borrower not to sell the vessel and assets and change the beneficial ownership or management of the vessel, without the bank's prior consent.

        (b)    In March 2005, Mansey Financial S.A., the ship-owning company of vessel Energy Sprinter concluded a preferred ship variable rate mortgage bank loan for $30,000, payable in 40 equal quarterly principal installments plus interest at variable rates (LIBOR plus a spread) with a balloon installment of $10,000 due in 2015, to finance the delivery installment of the vessel Energy Sprinter. Energy Sprinter has been collateralized to secure the loan. Furthermore, the loan is secured by the corporate guarantee of Sodinave LTD, the holding company of the ship-owning company. The loan agreement includes covenants among others that require the subsidiary of the Company to maintain a minimum hull value in connection with the vessel's outstanding loan, insurance coverage of the vessel against all customary risks, minimum levels of available cash and cash equivalents and the equity of the corporate guarantor above 30% of the total assets of the corporate guarantor. Furthermore, the covenants require the borrower not to sell the vessel and assets and change the beneficial ownership or management of the vessel, without the bank's prior consent.

        (c)    In May 2005, Ceco Financial Inc, the ship-owning company of vessel Energy Skier, concluded a preferred ship variable rate mortgage bank loan for $30,000, payable in 20 equal semi-annual principal installments plus interest at variable rates (LIBOR plus a spread) with a balloon installment of $14,000 due in 2015, to finance the delivery installment of the vessel Energy Skier. Energy Skier has been collateralized to secure the loan. Furthermore, the loan is secured by the corporate guarantee of Sodinave LTD, the holding company of the ship-owning company. The loan agreement includes covenants among others that require the subsidiary of the Company to maintain a minimum hull value in connection with the vessel's outstanding loan, insurance coverage of the vessel against all customary risks, minimum levels of available cash and cash equivalents and the equity of the corporate guarantor above 30% of the total assets of the corporate guarantor. Furthermore, the covenants require the borrower not to sell the vessel and assets and change the beneficial ownership or management of the vessel, without the bank's prior consent.

        (d)    During 2005, additional drawdowns of $52,600 were made against the term bank loan of $220,000 concluded in December 2004, by, an affiliated company, beneficially owned by the Company's shareholders, for the payments made by the affiliated companies of Golden Energy Marine Corp., discussed in Notes 1 and 2. From inception of the loan, total drawdowns against this loan amounted to $210,900 of which $82,600 were drawn down to finance the payments made by the affiliated companies of Golden Energy Marine Corp., discussed in Note 1 and has been included in the accompanying unaudited interim combined financial statements as of June 30, 2005.

        (e)    During 2005, additional drawdowns of $201,359 were made against the syndicated preferred ship variable rate mortgage bank loan for $500,000 concluded in December 2004, by, an affiliated company, beneficially owned by the Company's shareholders, which is the parent company of the affiliated companies discussed in Note 1, for the payments made by these affiliated companies. From inception of the loan, total drawdowns against this loan amounted to $500,000 of which $201,359 were drawn down to finance the payments made by the affiliated companies of Golden Energy Marine corp., discussed in Notes 1 and 3 and has been included in the accompanying unaudited interim combined financial statements as of June 30, 2005.

        (f)    During June 2005, the Company entered into interest rate swap agreements to reduce the exposure of interest rate risk inherent in the Company's outstanding debt. The Company entered into three swaps with an aggregate notional amount of $64,300, which mature during 2010.

The fair market value of these interest rate swaps at June 30, 2005, estimated using current market pricing models amounted to $259 and is included in accrued and other liabilities in the accompanying 2005 balance sheet. The changes in the fair value of these interest rate swaps, which are designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations, are reported in accumulated other comprehensive income. Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate of the hedged obligation. Gains and losses in instruments not meeting the criteria for cash flow hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense.

        (g)    During June 2005, the Company converted its variable interest rates to fixed for a period of five years on $106,606 of floating rate debt at June 30, 2005.

        The Company was in compliance with its loan covenants for 2004 and 2005.

5.    Earnings Per Share:

        The earnings per share information presented in the combined statements of operations for all period presented, has been calculated based on Golden Energy Marine Corp.'s capital structure and assuming the number of 29,000,000 shares, discussed in Note 1, was outstanding for all periods presented.

6.    Subsequent Events:

        (a)    Deliveries of Energy Challenger and Energy Champion: On July 28, 2005 and September 9, 2005, the Company took delivery of vessels Energy Challenger and Energy Champion, respectively. Georgia Marine Corp., Montana Marine Corp. and Nevada Marine Corp. concluded a preferred ship variable rate mortgage bank loan for up to $60,000 ($40,000 of which has already been drawn down) to finance the delivery installments of the vessels. The amount of the loan currently outstanding is repayable in equal installments from 2005 through 2013, plus a balloon payment of $18,240, payable together with the last installment and will bear interest at LIBOR plus a spread. Energy Challenger and Energy Champion have been collateralized to secure the loan. Furthermore, the loan is secured by the corporate guarantee of the holding company of Georgia Marine Corp., Montana Marine Corp. and Nevada Marine Corp. The loan agreement includes covenants among others that require the ship-owning companies, to maintain a minimum hull value in connection with the vessels' outstanding loan and insurance coverage of the vessels against all customary risks. The loan agreement also includes covenants among others that require the corporate guarantor to maintain minimum levels of available cash and cash equivalents and its equity above a certain percentage of its total assets. Furthermore, the covenants require the borrowers not to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the bank's prior consent.

        (b)    Interest Rate Swap: During August 2005, the Company entered into an interest rate swap agreement to manage its exposure to interest rate changes by swapping floating interest rates with fixed interest rates. The Company entered into a swap with a notional amount of $20 million, which matures during 2010.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

        The Bylaws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

  (1)
  all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant (the "Companies Acts"); and

  (2)
  all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

        Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows: Indemnification of directors and officers.

  (1)
  Actions not by or in right of the corporation.    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

  (2)
  Actions by or in right of the corporation.    A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  (3)
  When director or officer successful.    To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  (4)
  Payment of expenses in advance.    Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

  (5)
  Indemnification pursuant to other rights.    The indemnification and advancement of expenses provided by or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

  (6)
  Continuation of indemnification.    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  (7)
  Insurance.    A corporation shall have power to purchase and maintain insurance or behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.    Recent Sales of Unregistered Securities.

        On February 28, 2005, as part of the Registrant's capitalization, the Registrant issued common stock to its existing shareholders in exchange for holding companies contributed to the Registrant by those shareholders. The issuance of the common stock was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 8.    Exhibits and Financial Statement Schedules.

(3)
Exhibits

Exhibit Number	Description
1	Form of Underwriting Agreement
3.1	Form of Amended and Restated Articles of Incorporation of the Company**
3.2	Form of Amended and Restated Bylaws of the Company**
4	Form of Share Certificate**
5	Opinion of Seward & Kissel LLP, Marshall Islands Counsel to the Company, as to the validity of the Shares
8	Opinion of Seward & Kissel LLP, United States counsel to the Company, with respect to certain tax matters**
10.1	Form of Vessel Management Agreement**
10.2	Form of Equity Incentive Plan**
10.3	Form of Registration Rights Agreement**
10.4	Amended and Restated Purchase and Sale Agreement**
10.5	Loan Agreement for a loan of up to $167.8 million, dated as of September 30, 2005
21	Subsidiaries of the Company**
23.1	Consent of Seward & Kissel LLP (included in its opinion filed as Exhibit 8)**
23.2	Consent of KPMG Kyriacou Certified Auditors A.E., independent registered public accounting firm
23.3	Consent of Clarksons Research Services Limited
23.4	Consent of George Elliott**
23.5	Consent of Achilleas Kontogouris**
23.6	Consent of Ion Varouxakis**
24	Powers of Attorney***

**
Previously filed

***
Contained on the signature page hereto.

Item 9.    Undertakings.

        The undersigned Registrant hereby undertakes:

  (1)
  To provide to the underwriters at the closing specified in the underwriting agreement share certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (2)
  That for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (3)
  That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (4)
  That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-l and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece on October 5, 2005.

GOLDEN ENERGY MARINE CORP.
By:	/s/ DALE P. PLOUGHMAN Name: Dale P. Ploughman Title: Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gary J. Wolfe, Robert E. Lustrin and Kathleen K. Clarke his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on October 5, 2005 in the capacities indicated.

Signature	Title
/s/ DALE P. PLOUGHMAN Dale P. Ploughman	Director, Chief Executive Officer (Principal Executive Officer)
/s/ KOSTAS KOUTSOUBELIS Kostas Koutsoubelis	Director and Chairman
/s/ ALEXANDER PAPAGEORGIOU Alexander Papageorgiou	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Authorized Representative

        Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of America, has signed this registration statement in the City of Newark, State of Delaware, on October 5, 2005.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI Name: Donald J. Puglisi Authorized Representative in the United States

EXHIBIT INDEX

Exhibit Number	Description
1	Form of Underwriting Agreement
3.1	Form of Amended and Restated Articles of Incorporation of the Company**
3.2	Form of Amended and Restated Bylaws of the Company**
4	Form of Share Certificate**
5	Opinion of Seward & Kissel LLP, Marshall Islands Counsel to the Company, as to the validity of the Shares
8	Opinion of Seward & Kissel LLP, United States counsel to the Company, with respect to certain tax matters**
10.1	Form of Vessel Management Agreement**
10.2	Form of Equity Incentive Plan**
10.3	Form of Registration Rights Agreement**
10.4	Amended and Restated Purchase and Sale Agreement**
10.5	Loan Agreement for a loan of up to $167.8 million, dated as of September 30, 2005
21	Subsidiaries of the Company**
23.1	Consent of Seward & Kissel LLP (included in its opinion filed as Exhibit 8)**
23.2	Consent of KPMG Kyriacou Certified Auditors A.E., independent registered public accounting firm
23.3	Consent of Clarksons Research Services Limited
23.4	Consent of George Elliott**
23.5	Consent of Achilleas Kontogouris**
23.6	Consent of Ion Varouxakis**
24	Powers of Attorney***

**
Previously filed.

***
Contained on the signature page hereto.

QuickLinks

TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
ENFORCEABILITY OF CIVIL LIABILITIES
INDUSTRY
PROSPECTUS SUMMARY
Our Company
Our Fleet
Corporate Information
Chartering Strategy
Industry Trends
Our Competitive Strengths
Our Business Strategy
Our Fleet Management
Our Dividend Policy
The Offering
Risk Factors
SUMMARY COMBINED FINANCIAL AND OTHER DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED COMBINED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE INTERNATIONAL TANKER & DRYBULK CARRIER INDUSTRY
World Seaborne Crude & Product Trade
World Tanker Fleet Overview by Vessel Size
Suezmax Tanker Fleet Age Profile
Suezmax Tanker Earnings(1)
Panamax Tanker Fleet Age Profile
Handymax Tanker Fleet Age Profile
Tanker Values
Age and Size of the World Drybulk Carrier Fleet(1)
World Bulker Fleet Age Profile
Panamax Bulker Fleet Age Profile
Average Trip Charter Rates(1)
Secondhand Vessel Values(1)
BUSINESS
NEW SECURED CREDIT FACILITY
MANAGEMENT
PRINCIPAL SHAREHOLDERS
RELATED PARTY TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
MARSHALL ISLANDS COMPANY CONSIDERATIONS
TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
GLOSSARY OF SHIPPING TERMS
Golden Energy Marine Corp. INDEX TO COMBINED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Golden Energy Marine Corp. and subsidiaries and affiliated companies Combined Balance Sheets December 31, 2003 and 2004 (In thousands of US Dollars)
Golden Energy Marine Corp. and subsidiaries and affiliated companies Combined Statements of Operations For the years ended December 31, 2002, 2003 and 2004 (In thousands of US Dollars, except for share and per share data)
Golden Energy Marine Corp. and subsidiaries and affiliated companies Statements of Combined Shareholders' Equity and Comprehensive Income For the years ended December 31, 2002, 2003 and 2004 (In thousands of US Dollars, except per share data)
Golden Energy Marine Corp. and subsidiaries and affiliated companies Combined Statements of Cash Flows For the years ended December 31, 2002, 2003 and 2004 (In thousands of US Dollars)
Golden Energy Marine Corp. and subsidiaries and affiliated companies Notes To Combined Financial Statements December 31, 2003 and 2004 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)
Financial Statement Schedule Combined Condensed Financial Information of Golden Energy Marine Corp. Balance Sheets December 31, 2003 and 2004 (In thousands of US Dollars)
Financial Statement Schedule Combined Condensed Financial Information of Golden Energy Marine Corp. Statements of Operations For the years ended December 31, 2002, 2003 and 2004 (In thousands of US Dollars, except for share and per share data)
Financial Statement Schedule Combined Condensed Financial Information of Golden Energy Marine Corp. Statements of Combined Shareholders' Equity and Comprehensive Income For the years ended December 31, 2002, 2003 and 2004 (In thousands of US Dollars, except per share data)
Financial Statement Schedule Combined Condensed Financial Information of Golden Energy Marine Corp. Statements of Cash Flows For the years ended December 31, 2002, 2003 and 2004 (In thousands of US Dollars)
INDEX TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS
Golden Energy Marine Corp. and subsidiaries and affiliated companies Combined Balance Sheets December 31, 2004 and June 30, 2005 (In thousands of US Dollars)
Golden Energy Marine Corp. and subsidiaries and affiliated companies Unaudited Interim Combined Statements of Operations For the six-month periods ended June 30, 2004 and 2005 (In thousands of US Dollars, except for share and per share data)
Golden Energy Marine Corp. and subsidiaries and affilaited companies Unaudited Interim Statements of Combined Shareholders' Equity and Comprehensive Income For the six-month periods ended June 30, 2004 and 2005 (In thousands of US Dollars except share data)
Golden Energy Marine Corp. and subsidiaries and affiliated companies Unaudited Interim Statements Combined Statements of Cash Flows For the six-month periods ended June 30, 2004 and 2005 (In thousands of US Dollars)
Golden Energy Marine Corp. and subsidiaries and affiliated companies Notes To Unaudited Interim Combined Financial Statements June 30, 2004 and 2005 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
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